Annual Report 2010

AMTECH
SYSTEMS



Solar and Semiconductor Solutions

AMTECH SYSTEMS
Solar & Semiconductor Solutions

REVENUE SUMMARY


38% COMPOUND ANNUAL GROWTH RATE
MILLIONS
$120
$100
$80
$60
$40
$20
2007
2008
2009
2010

EARNINGS SUMMARY


GAAP Net Income (Loss)
EBITDA
MILLIONS
$20.0
$15.0
$10.0
$5.0
—
$(5.0)
2.4
2.3
2.9
5.1
(1.6)
(0.5)
9.6
17.3
2007
2008
2009
2010

EBITDA (2007 - $2.3; 2008 - $5.1; 2009 - $(0.5); 2010 - $17.3) equals Net Income (loss) (2007 - $2.4; 2008 - $2.9; 2009 - $(1.6); 2010 - $9.6) after adding back depreciation and amortization (2007 - $0.7; 2008 - $1.3; 2009 - $1.6; 2010 - $1.7), income tax (benefit) (2007 - $(0.3); 2008 - $1.7; 2009 - $(0.5); 2010 - $6.2) and interest expense (income) - net (2007 - $(0.5); 2008 - $(0.8); 2009 - $(0.0); 2010 - $(0.2)).

Amtech Systems, (NASDAQ: ASYS) is a leading manufacturer and supplier of horizontal diffusion furnace systems, related automation and polishing supplies that enable key steps of the front end manufacturing process for both solar cells and semiconductor chips. Amtech's products are recognized under the leading brand names Tempress Systems™, Bruce Technologies™, P.R. Hoffman™, R2D automation™ and are sold to a large and diverse worldwide customer base that consists primarily of manufacturers of solar cells, integrated circuits, and silicon wafers. Amtech is leveraging its proven technology, established brands and strong industry presence to further expand its penetration into the large and growing solar cell market.

APPLICATIONS, PRODUCTS AND BRANDS

Application	Products		Brands
SOLAR CELLS AND SEMICONDUCTOR CHIPS	• DIFFUSION FURNACES • P-Type • N-Type		TEMPRESS® Bruce Technologies®
	• FURNACE AUTOMATION • WAFER HANDLING SYSTEMS		R2D automation™ S-300
SILICON/LED WAFERS	• POLISHING & LAPPING MACHINES • WAFER CARRIERS	 PR HOFFMAN
CARRIERS	PR HOFFMAN®

TABLE OF CONTENTS

QUESTIONS AND ANSWERS
ABOUT THE SPECIAL MEETING AND THE MERGER

The following questions and answers are intended to address briefly some commonly asked questions regarding the special meeting and the proposed merger. These questions and answers may not address all questions that may be important to you as a stockholder. You should carefully read the more detailed information contained elsewhere in this proxy statement, the appendices to this proxy statement and the documents referred to or incorporated in this proxy statement.

Except as otherwise specifically noted, "we," "our," "us" and "the Company" or similar words in this proxy statement refer to First Franklin Corporation. In addition, we refer to The Franklin Savings and Loan Company as "Franklin Savings," Cheviot Financial Corporation as "Cheviot Financial," Cheviot Merger Subsidiary, Inc. as "Merger Sub" and Cheviot Savings Bank as "Cheviot Savings."

Q. Who sent me this proxy statement?

A. Our board of directors sent you this proxy statement and proxy card. We began mailing this proxy statement and proxy card on or about December 23, 2010. We will pay the costs of this solicitation. Proxies will be solicited by mail and may be solicited, for no additional compensation, by officers, directors or employees of the Company or Franklin Savings in person or by telephone, facsimile or electronic mail. Brokerage houses and other custodians, nominees and fiduciaries may be requested to forward soliciting material to beneficial owners of Company common stock, and will be reimbursed for their related expenses.

Q. Why did I receive this proxy statement and proxy card?

A. You received this proxy statement and proxy card because you owned shares of our common stock as of December 15, 2010. We refer to this date as the "record date." Because you owned shares on the record date, you are eligible to attend and vote at an upcoming special meeting of stockholders of the Company. This proxy statement contains important information about the special meeting and the business to be conducted at the special meeting.

You should carefully read this proxy statement, including its appendices and the other documents we refer to in this proxy statement, because they contain important information about the merger, the merger agreement and the special meeting. The enclosed voting materials allow you to vote your shares of common stock without attending the special meeting.

Your vote is very important. We encourage you to vote as soon as possible.

Q. When and where is the special meeting?

A. The special meeting of the stockholders of the Company will be held at 3:00 p.m., Eastern Standard Time, on January 31, 2011, at the Company's corporate offices located at 4750 Ashwood Drive, Cincinnati, Ohio 45241.

Q. What does it mean if I receive more than one proxy card?

A. It means that you have multiple accounts at our transfer agent, Computershare, and/or with stockbrokers or other nominees. Please sign and return all proxy cards to ensure that all your shares are voted. You may also be able to submit your proxy related to each proxy card through the Internet or by phone. Details are outlined on the enclosed proxy card.

Q. What is the purpose of the special meeting and what am I being asked to vote on?

A. At the special meeting, you are being asked to vote on a proposal to adopt the Agreement and Plan of Merger, dated as of October 12, 2010, among the Company, Franklin Savings, Cheviot Financial, Cheviot Savings and Merger Sub, as it may be amended from time to time (which we refer to in this proxy statement as the "merger agreement"). A copy of the merger agreement is attached to this proxy statement as Appendix A. Pursuant to the merger agreement, Merger Sub will merge with and into the Company, and each outstanding share of Company common stock, other than shares owned by the Company and its subsidiaries and Cheviot Financial and its subsidiaries and dissenting shares, will be converted into the right to receive $14.50 in cash, without interest. As a result of the merger, the Company will become a wholly owned subsidiary of Cheviot Financial. Following the merger, Cheviot Financial will cause the Company to be merged or liquidated into it. As a result, the Company's separate corporate existence will cease and our shares will no longer be listed on the NASDAQ Global Market ("NASDAQ") and will not be registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

In addition, you are being asked to vote on a proposal to approve the adjournment or postponement of the special meeting, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the special meeting to adopt the merger agreement.

Q. What vote is required to adopt the merger agreement and approve the merger?

A. For the merger agreement to be adopted, a majority of our issued and outstanding shares of common stock as of the close of business on the record date must vote "FOR" adoption of the merger agreement. Therefore, if you do not return your proxy card, vote via the Internet or telephone or attend the special meeting and vote in person, or if you hold your shares in "street name" and fail to give voting instructions to the record holder of your shares, it will have the same effect as if you voted "AGAINST" the merger agreement. Each share of common stock outstanding on the record date is entitled to one vote. As of December 15, 2010, there were 1,685,684 shares of common stock, $0.01 par value per share, outstanding. We have no other voting securities outstanding.

For the special meeting to be adjourned or postponed, if necessary or appropriate, to permit further solicitation of proxies on the proposal to adopt the merger agreement, the affirmative vote of a majority of our common stock represented at the special meeting, whether in person or by proxy is required. In the absence of a quorum, the stockholders present in person or represented by proxy at the special meeting may adjourn or postpone the special meeting. Failure to return your proxy card or attend the special meeting and vote in person or, if you hold your shares in "street name," failure to give voting instructions to the record holder of your shares, will have no effect on this proposal since this vote is based on the number of shares represented at the special meeting.

Proxies received by the Company will be voted in accordance with the instructions on the proxy card. If you make no specification on your signed proxy card, your proxy will be voted "FOR" the approval of any adjournment or postponement of the special meeting.

Q. What do I need to do now?

A. After reading and considering the information contained in this proxy statement and the appendices, please submit your proxy as soon as possible. You may submit your proxy by returning the enclosed proxy card. You may also submit your proxy through the Internet or by phone. If you intend to submit your proxy by telephone or the Internet you must do so no later than 1:00 p.m., Eastern Standard Time, on January 31, 2011. If you intend to submit your proxy by mail it must be received by the Company prior to commencement of voting at the special meeting. Details are outlined on the enclosed proxy card. In addition, if you hold your shares through a broker or other nominee, you may be able to submit your proxy through the Internet or by telephone in accordance with instructions your broker or nominee provides.

Q. What is the proposed transaction?

A. The proposed transaction is the merger of Merger Sub, a direct, wholly owned subsidiary of Cheviot Financial, with and into the Company. As a result of the merger, we will become a wholly owned subsidiary of Cheviot Financial and our shares of common stock will cease to be listed on NASDAQ and we will no longer be publicly traded.

Q. If the merger is completed, what will I receive for my common stock?

A. You will have the right to receive $14.50 in cash, without interest, for each share of the Company's common stock that you own if you do not exercise appraisal rights.

Q. Do any of the Company's executive officers or directors have any interests in the merger that may differ from or be in addition to my interests as a stockholder?

A. Yes. In considering the recommendation of the board of directors with respect to the merger agreement, you should be aware that some of our directors and executive officers have interests in the merger that are different from, or in addition to, the interests of our stockholders generally. For descriptions of these interests, please see the section entitled "The Merger — Interests of Our Directors and Executive Officers in the Merger" in this proxy statement.

Q. How does the Company's board recommend I vote?

A. Our board of directors recommends that you vote "FOR" the adoption of the merger agreement because the board believes that the merger agreement is fair to, and in the best interests of, the Company and its stockholders. For a more complete description of our board's reasons for recommending the merger agreement, please see the section entitled "The Merger – Reasons for Approving the Merger" in this proxy statement.

Our board also recommends that you vote "FOR" the proposal to approve the adjournment or postponement of the special meeting, if necessary or appropriate, to solicit additional proxies.

Q. What happens if I do not return my proxy card, vote via the Internet or telephone or attend the special meeting and vote in person?

A. Because the affirmative vote of a majority of our issued and outstanding shares as of the close of business on the record date is needed to adopt the merger agreement, the failure to return your proxy card, or attend the special meeting and vote in person or, if you hold your shares in "street name," failure to give voting instructions to the record holder of your shares, will have the same effect as a vote "AGAINST" the adoption of the merger agreement.

For the special meeting to be adjourned or postponed, if necessary or appropriate, to permit further solicitation of proxies on the proposal to adopt the merger agreement, the affirmative vote of a majority of our common stock represented at the special meeting, whether in person or by proxy, is required. Proxies received by the Company will be voted in accordance with the instructions on the proxy card. If you make no specification on your proxy card, your signed proxy will be voted "FOR" the approval of any adjournment or postponement of the special meeting. Failure to return your proxy card or attend the special meeting and vote in person or, if you hold your shares in "street name," failure to give voting instructions to the record holder of your shares, will have no effect on this proposal since this vote is based on the number of shares represented at the special meeting.

Our board of directors urges you to promptly complete, date, sign and return the accompanying proxy card, or to submit a proxy by telephone or through the Internet by following the instructions included with your proxy card, or, in the event you hold your shares through a broker or other nominee, by following the separate voting instructions received from your broker or nominee.

Q. May I change my vote after I have voted?

A. Yes. You can revoke your proxy at any time before it is voted at the special meeting by any of the following methods:

- Submitting a later-dated proxy by mail, over the telephone or through the Internet. If you submit your later-dated proxy by telephone or through the Internet, you must do so no later than 1:00 p.m., Eastern Standard Time, on January 31, 2011.

If you submit your later-dated proxy by mail it must be received by the Company prior to the commencement of voting at the special meeting.

- Sending a written revocation of your proxy to the Company's Secretary that is delivered before the special meeting to:

  First Franklin Corporation
  4750 Ashwood Drive
  Cincinnati, Ohio 45241
  Facsimile: (513) 469-5360
  Attention: Gretchen J. Schmidt, Secretary

- Attending the special meeting and voting or revoking your proxy in person. Attending the special meeting will not, by itself, revoke your proxy. If your shares are held in the name of a bank, broker or other holder of record, you must obtain a proxy, executed in your favor, from the institution that holds your shares to be able to attend and vote at the special meeting.

Q. If my broker or bank holds my shares in "street name," will my broker or bank vote my shares for me?

A. Your broker or bank will not be able to vote your shares without instructions from you. You should instruct your broker or bank to vote your shares following the procedures provided by your bank or broker. Without instructions, your shares will not be voted, which will have the same effect as if you voted "AGAINST" the adoption of the merger agreement.

Q. Will I have the right to have my shares appraised if I dissent from the merger?

A. Yes, you will have appraisal rights as set forth under Delaware law. If you wish to exercise your right to appraisal as a dissenting stockholder, you must notify the Company before the vote on the merger agreement, you must not vote in favor of the adoption of the merger agreement, and you must strictly follow the other requirements of Delaware law. A summary describing the requirements you must meet in order to exercise your right to appraisal is in the section entitled "The Merger – Appraisal Rights" in this proxy statement, and Section 262 of the Delaware General Corporation Law regarding appraisal rights is attached as Appendix C to this proxy statement.

Q. When is the merger expected to be completed?

A. We are working towards completing the merger as quickly as possible. We expect to complete the merger in the first quarter of 2011, but we cannot be certain when or if the conditions to the merger will be satisfied or, to the extent permitted, waived. The merger cannot be completed until a number of conditions are satisfied, including the adoption of the merger agreement by our stockholders at the special meeting and the approval of the merger by the Office of Thrift Supervision ("OTS").

Q. Should I send in my share certificates now?

A. No. Shortly after the merger is completed, you will receive a letter of transmittal with instructions informing you how to send your share certificates to the exchange agent to receive your cash payment. You should use the letter of transmittal to exchange your share certificates for the cash payment to which you are entitled as a result of the merger. **PLEASE DO NOT SEND SHARE CERTIFICATES WITH YOUR PROXY.**

Q: What happens if the merger is not completed?

A: If the merger agreement is not adopted by our stockholders or if the merger is not completed for any other reason, stockholders will not receive any payment for their shares in connection with the merger. If the merger is not consummated, we will remain an independent public company. Under specified circumstances, we may be required to pay Cheviot Financial a $980,000 termination fee as described under "The Merger Agreement – Termination of the Merger Agreement" and "– Termination Fee" in this proxy statement.

Q. Is the merger expected to be taxable to me?

A. Generally, yes. The receipt of cash for each share of our common stock pursuant to the merger will be a taxable transaction for U.S. federal income tax purposes. For U.S. federal income tax purposes, you will generally recognize gain or loss from the merger in an amount equal to the difference, if any, between the amount of cash you receive in the merger and the aggregate adjusted tax basis of your shares of Company common stock. Refer to the section entitled "The Merger — Certain Material U.S. Federal Income Tax Consequences" in this proxy statement for a more detailed explanation of the U.S. federal tax consequences of the merger. We urge you to consult your own tax advisor to determine the particular tax consequences to you (including the application and effect of any state, local or foreign income and other tax laws) of the receipt of cash in exchange for your shares of the Company pursuant to the merger.

Q. Who can help answer my other questions?

A. If you need assistance in submitting your proxy or voting your shares, or if you need additional copies of this proxy statement or the enclosed proxy card or directions to attend the special meeting, you should contact Gretchen J. Schmidt, Secretary, First Franklin Corporation, 4750 Ashwood Drive, Cincinnati, Ohio 45241. If your broker holds your shares, you should also call your broker for additional information.

Q. Where can I find more information about the Company?

A. We file reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). The filings are available to the public at the SEC's website, http://www.sec.gov. Shares of our common stock are listed on the NASDAQ Global Market under the symbol "FFHS" and you may inspect our SEC filings at the SEC's public reference facilities. For a more detailed description of the information available, please see the section entitled "Where You Can Obtain Additional Information" in this proxy statement.

SUMMARY TERM SHEET

This summary term sheet highlights only selected information from this proxy statement relating to the merger of Merger Sub into the Company and may not contain all of the information about the merger and related transactions that is important to you as a Company stockholder. Accordingly, we encourage you to carefully read this entire document, including the appendices, and the documents to which we have referred you, including the merger agreement attached as Appendix A. The information contained in this summary is qualified in its entirety by the more detailed information contained in this proxy statement and by the merger agreement itself. Page references are included in parentheses to direct you to a more complete discussion of the topics presented in this summary.

The Parties to the Merger *(page 7)*

First Franklin Corporation
4750 Ashwood Drive
Cincinnati, Ohio 45241

The Company, a Delaware corporation with its principal office in Cincinnati, Ohio, is the holding company of The Franklin Savings and Loan Company. Our executive offices are located at 4750 Ashwood Drive, Cincinnati, Ohio 45241, and our telephone number is (513) 469-5352.

The Franklin Savings and Loan Company
4750 Ashwood Drive
Cincinnati, Ohio 45241

Franklin Savings is an Ohio-chartered stock savings and loan association that was founded in 1883 and has grown to serve the Cincinnati community with seven branch locations providing personal and business banking, residential and commercial lending and home equity and other consumer loans. Franklin Savings is wholly owned by the Company.

Cheviot Financial Corp.
3723 Glenmore Avenue
Cheviot, Ohio 45211

Following completion of a mutual holding company reorganization and stock offering in 2004, Cheviot Financial became the mid-tier stock holding company for Cheviot Savings. Chartered under federal law, the business of Cheviot Financial consists of holding all of the outstanding common stock of Cheviot Savings. Cheviot Financial's executive offices are located at 3723 Glenmore Avenue, Cheviot, Ohio 45211, and its telephone number is (513) 661-0457.

Cheviot Savings Bank
3723 Glenmore Avenue
Cheviot, Ohio 45211

Cheviot Savings was established in 1911 as an Ohio-chartered savings and loan association. Following completion of a mutual holding company reorganization and stock offering in 2004, Cheviot Savings became an Ohio-chartered stock savings and loan association, whose primary business activity is the origination of one- to four-family real estate loans. To a lesser extent, Cheviot Savings originates construction, multi-family, commercial real estate and consumer loans.

Cheviot Merger Subsidiary, Inc.
3723 Glenmore Avenue
Cheviot, Ohio 45211

Merger Sub is a wholly-owned subsidiary of Cheviot Financial, incorporated under the laws of the State of Delaware, formed solely for the purpose of entering into the merger agreement and consummating the transactions contemplated by the merger agreement. It has not conducted any activities to date other than activities incidental to its formation and in connection with the transactions contemplated by the merger agreement.

The Special Meeting *(page 2)*

Date, Time and Place (page 2)

The special meeting will be held on January 31, 2011 at 3:00 p.m., Eastern Standard Time, at the Company's corporate offices located at 4750 Ashwood Drive, Cincinnati, Ohio 45241.

Matters to be Considered (page 3)

You will be asked to consider and vote upon (i) a proposal to adopt the merger agreement and (ii) a proposal to approve the adjournment or postponement of the special meeting, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes to adopt the merger agreement at the time of the special meeting. If any other matters are properly presented at the special meeting for action, the persons named in the enclosed proxy will have discretion to vote on such matters in their best judgment.

Record Date and Quorum (page 3)

If you owned shares of Company common stock at the close of business on December 15, 2010, the record date for the special meeting, you will be entitled to vote at the special meeting. As of December 15, 2010, there were 1,685,684 shares of our common stock outstanding. A quorum is necessary to take action at the special meeting. The holders of a majority of the 1,685,684 issued and outstanding shares of the Company's common stock, or 842,843 shares, represented in person or by proxy, will constitute a quorum at the special meeting.

Required Vote (page 3)

Because the affirmative vote of a majority of our issued and outstanding shares of common stock as of the close of business on the record date is needed to adopt the merger agreement, the failure to return your proxy card, or attend the special meeting and vote in person or, if you hold your shares in "street name," failure to give voting instructions to the record holder of your shares, will have the same effect as a vote "AGAINST" the adoption of the merger agreement.

The proposal to adjourn or postpone the special meeting, if necessary or appropriate, to solicit additional proxies requires the affirmative vote of a majority of the issued and outstanding shares of our common stock represented in person or by proxy at the special meeting. Failure to return your proxy card, or attend the special meeting and vote in person or, if you hold shares in "street name", failure to give voting instructions to the record holder of your shares, will have no effect on this proposal. Abstentions will count as votes "AGAINST" the proposal to adjourn or postpone the special meeting.

Accordingly, our board of directors urges you to complete, date, sign and return the accompanying proxy card, or to submit a proxy by telephone or through the Internet by following the instructions included with your proxy card, or, in the event you hold your shares through a broker or other nominee, by following the separate voting instructions received from your broker or nominee. If you intend to submit your proxy by telephone or through the Internet, you must do so no later than 1:00 p.m., Eastern Standard Time, on January 31, 2011. If you intend to submit your proxy by mail it must be received by the Company prior to the commencement of voting at the special meeting.

Voting by Proxy (page 4)

If you are a registered stockholder (that is, if you hold your shares in certificate form), the enclosed proxy represents the number of shares held of record by you. You may submit your proxies by mail, by telephone or through the Internet. Instructions for submitting your proxies are included on the proxy card.

If you hold your shares through a broker or other nominee, you should follow the separate voting instructions, if any, provided by the broker or other nominee with this proxy statement. Your broker or nominee may permit voting over the Internet or by telephone. Please contact your broker or nominee to determine how to vote.

Revocability of Proxy (page 4)

You may revoke your proxy at any time before it is voted, except as otherwise described below. If you are a registered stockholder, you may revoke your proxy before it is voted by:

- Submitting a later-dated proxy by mail, over the telephone or through the Internet. If you submit your later-dated proxy by telephone or through the Internet, you must do so no later than 1:00 p.m., Eastern Standard Time, on January 31, 2011. If you submit your later-dated proxy by mail it must be received by the Company prior to the commencement of voting at the special meeting.

- Sending a written revocation of your proxy to the Company's Secretary that is delivered before the special meeting to:

  First Franklin Corporation
  4750 Ashwood Drive

Cincinnati, Ohio 45241
Facsimile: (513) 469-5360
Attention: Gretchen J. Schmidt, Secretary

- Attending the special meeting and voting or revoking your proxy in person. Attending the special meeting will not, by itself, revoke your proxy. If your shares are held in the name of a bank, broker or other holder of record, you must obtain a proxy, executed in your favor, from the institution that holds your shares to be able to attend and vote at the special meeting.

If you hold your shares through a broker or other nominee, you should follow the instructions provided by your broker or nominee to revoke your proxy or change your vote.

Adjournment and Postponement (page 6)

Although it is not currently expected, the special meeting may be adjourned or postponed if a quorum is not present or for the purpose of soliciting additional proxies if there are insufficient votes at the time of the special meeting to adopt the merger agreement. If the special meeting is adjourned or postponed for fewer than 30 days, no notice of the adjourned or postponed meeting is required to be given to stockholders, other than an announcement at the special meeting of the place, date and time to which the special meeting is adjourned or postponed. The record date will not change due to an adjournment or postponement unless the directors of the Company, in their discretion, establish a new record date.

Shares Owned by the Company Directors and Executive Officers (page 6)

As of December 15, 2010, our and Franklin Savings' directors and executive officers owned approximately 469,888, or 27.9%, of our outstanding shares of common stock. Shares held by our officers in the Franklin Savings employee stock ownership plan (the "ESOP") are included in this total because they have the right to direct how the shares allocated to their accounts are voted. Shares held by other ESOP participants are not included in this total because Thomas H. Siemers, a director of the Company and trustee of the ESOP, must vote such shares as directed by the ESOP participants and does not have discretionary voting power over such shares. At the same date, our officers and directors also held 46,100 options (exercisable within 60 days) to purchase shares of our common stock. They have agreed to vote their shares in favor of the merger agreement and the adjournment or postponement of the special meeting, if necessary.

The Merger *(page 7)*

Background of the Merger (page 8)

A description of the process we undertook that led to the proposed merger, including our discussions with Cheviot Financial, is included in this proxy statement in the section entitled "The Merger – Background of the Merger."

Reasons for Approving the Merger; Recommendation of the Board of Directors (page 16)

Our board of directors has approved the merger agreement, deemed it to be advisable and determined that the merger is fair to and in the best interests of the Company and its stockholders. Our board recommends that stockholders vote "FOR" the adoption of the merger agreement at the special meeting. Our board also recommends that you vote "FOR" the proposal to adjourn or postpone the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes in favor of the adoption of the merger agreement at the time of the special meeting.

Structure of the Merger (page 38)

Upon the terms and subject to the conditions of the merger agreement, Merger Sub, a wholly owned subsidiary of Cheviot Financial, will be merged with and into the Company and our outstanding shares will be converted into the right to receive the merger consideration. As a result of the merger, we will become a wholly owned subsidiary of Cheviot Financial.

Effects on the Company and our Stockholders if the Merger is not Completed (page 29)

If the merger is not approved by our stockholders or if the merger is not completed for any other reason, our stockholders will not receive any payment for their shares in connection with the merger. Instead, we will remain an independent public company. In addition, if the merger agreement is terminated under certain circumstances, we may be obligated to pay a $980,000 termination fee to Cheviot Financial.

Merger Consideration and Conversion of the Company's Common Stock (page 39)

In the merger, you will receive $14.50 in cash, without interest, for each share of Company common stock you hold immediately prior to the merger. In addition, each Company stock option (whether or not exercisable) will be converted into the right to receive a cash payment equal to the excess, if any, of $14.50 per share over its exercise price. Applicable tax withholding will be subtracted from the amounts payable upon conversion and cancellation of options.

Market Price of the Company's Common Stock (page 51)

Our common stock is listed on the NASDAQ Global Market under the trading symbol "FFHS." On October 12, 2010, which was the last trading day before the Company announced the signing of the merger agreement, our common stock closed at $7.82 per share. On December 16, 2010, which was the last trading day before the printing of this proxy statement, our common stock closed at $14.34 per share. On September 10, 2010 and July 12, 2010, which were the trading days one month and three months prior to the announcement of the signing of the merger agreement, respectively, our common stock closed at $6.25 and $10.43, respectively.

Conditions to the Closing of the Merger (page 48)

Before the merger can be completed, a number of conditions must be satisfied or waived. These include:

- adoption of the merger agreement by a majority of our issued and outstanding shares of common stock;
- the absence of any legal prohibitions against the merger;
- approval of the merger by the OTS; and
- material compliance by both the Company and Cheviot Financial of their representations, warranties, covenants and agreements under the merger agreement.

We expect to complete the merger shortly after all of the other conditions to the merger have been satisfied or waived. We expect to complete the merger in the first quarter of 2011, but we cannot be certain when or if the conditions will be satisfied or, to the extent permitted, waived.

Opinion of ParaCap Group, LLC (page 18 and Appendix B)

ParaCap Group, LLC, a wholly-owned subsidiary of Paragon Capital Group, LLC (together, "ParaCap"), has delivered its opinion, dated October 12, 2010, to our board of directors that, as of such date, the per share merger consideration to be received by the holders of shares of Company common stock in the merger pursuant to the merger agreement was fair, from a financial point of view, to such holders.

The full text of ParaCap's opinion is attached to this proxy statement as Appendix B. You are urged to read ParaCap's opinion in its entirety. ParaCap provided its opinion solely for the information and assistance of, and directed to, our board of directors in connection with its consideration of the financial terms of the proposed merger. ParaCap's opinion addresses only the fairness, from a financial point of view, as of the date of such opinion, of the per share merger consideration to be received by the holders of Company common stock in the proposed merger, and does not address any other aspect of the merger or any other matter. ParaCap's opinion does not constitute a recommendation as to how any stockholder should vote with respect to the merger or any other matter and should not be relied upon by any stockholder as such.

No Solicitations by the Company (page 45)

The merger agreement prohibits us from soliciting and restricts us from engaging in discussions or negotiations with third parties regarding specified transactions involving us or our subsidiaries. However, under certain circumstances and subject to certain conditions, our board of directors may, prior to the special meeting, respond to an acquisition proposal, change its recommendation or terminate the merger agreement and enter into an agreement with respect to a superior proposal after paying the termination fee specified in the merger agreement.

Termination of the Merger Agreement (page 49)

The merger agreement may be terminated at any time prior to the merger effective time, whether before or after approval of our stockholders by mutual written consent of the parties authorized by their respective boards or by either Cheviot Financial or the Company if:

- the merger effective date has not occurred on or prior to June 30, 2011;
- our stockholders fail to approve this merger agreement at the special meeting; or
- any regulatory authority formally disapproves or fails to provide any necessary approval.

However, neither the Company nor Cheviot Financial may terminate for the foregoing reasons if its failure to perform or observe its obligations under the merger agreement on or before the merger effective date caused such reason to occur.

The merger agreement may be terminated by Cheviot Financial if:

- the conditions to closing set forth in the merger agreement cannot be satisfied by us;
- we or Franklin Savings has materially breached any of our covenants, agreements or obligations and the breach has not been remedied within 30 days after notice of such breach;
- any regulatory authority approves the transactions contemplated but with conditions attached that are unduly burdensome;
- we have received a superior proposal, and in accordance with the merger agreement, our board of directors withdraws, qualifies or fails to make its recommendation that our stockholders adopt the merger agreement; or
- any condition to Cheviot Financial's and Cheviot Savings' obligations to close cannot be fulfilled by us and is not waived by Cheviot Financial.

The merger agreement may be terminated by the Company if:

- the conditions to closing set forth in the merger agreement cannot be satisfied by Cheviot Financial;
- Cheviot Financial or Cheviot Savings materially breaches any of its covenants, agreements or obligations and the breach has not been remedied within 30 days after notice from us;
- any condition to our or Franklin Savings' obligation to close cannot be fulfilled by Cheviot Financial or Cheviot Savings and is not waived by us; or

- we have received a superior proposal and, in accordance with the merger agreement, our board of directors has made a determination to accept the superior proposal. However, in this instance, we cannot terminate the merger agreement until the expiration of seven business days following Cheviot Financial's receipt of written notice advising it of the material terms and conditions of the superior proposal (including a copy thereof) identifying the person making the superior proposal and Cheviot Financial fails to respond within the specified period or fails to agree to adjust the terms and conditions of the merger agreement to enable us to complete the merger. If we determine to pursue a superior proposal, we must pay Cheviot Financial the termination fee discussed below.

Termination Fee (page 50)

We must pay Cheviot Financial a termination fee of $980,000 if the merger agreement is terminated to pursue a superior proposal and under certain other circumstances. For more information on the termination fee, please see the section entitled "The Merger Agreement – Termination Fee" in this proxy statement.

Interests of Our Directors and Executive Officers in the Merger (page 29)

Our directors and executive officers have interests in the merger that are different from, or in addition to, their interests as Company stockholders. These interests include:

- the cash-out of all vested and unvested "in-the-money" stock options held by our key employees and directors (including our executive officers);

- Company directors and executive officers are entitled to continued indemnification and insurance coverage under the merger agreement;

- agreements with our executive officers and Thomas H. Siemers that provide for change in control payments in the event of certain terminations of employment in connection with or following the merger; and

- a non-compete agreement between our Chairman, President and Chief Executive Officer and Cheviot Financial under which he will receive $450,000.

Governmental and Regulatory Approvals (page 29)

Cheviot Financial and Cheviot Savings have made all filings with regulatory authorities, including the OTS and the Ohio Division of Financial Institutions. There can be no assurance that the Company, Franklin Savings, Cheviot Financial and Cheviot Savings will obtain all required regulatory approvals, or that those approvals will not include terms, conditions or restrictions that may have an adverse effect on the Company, Franklin Savings, Cheviot Financial or Cheviot Savings or that may prevent the merger from occurring.

Certain Material U.S. Federal Income Tax Consequences (page 25)

The merger will be a taxable transaction for U.S. federal income tax purposes to U.S. holders of Company common stock. For U.S. federal income tax purposes, you generally will recognize gain or loss from the merger in an amount equal to the difference, if any, between the amount of cash you receive in the merger and the aggregate adjusted tax basis of your Company common stock.

Appraisal Rights (page 35 and Appendix C)

Under Delaware law, if you do not vote for adoption of the merger agreement and you comply with the other statutory requirements of §262 of the Delaware General Corporation Law ("DGCL"), you may elect to receive, in cash, the fair value of your shares of stock in lieu of the $14.50 merger consideration. Fair cash value will be determined by the Delaware Court of Chancery and will exclude any appreciation or depreciation in market value resulting from the merger.

To perfect your right to appraisal, you must:

- deliver to the Company a written demand for payment of the fair cash value of your shares before the vote on the merger agreement at the special meeting;
- not vote your shares of Company common stock in favor of the proposal to adopt the merger agreement at the special meeting; and
- otherwise comply with the statutory requirements of the DGCL.

Common stock held by any stockholder who desires to demand their appraisal rights but fails to perfect or who effectively withdraws or loses the right to appraisal prior to the effective time of the merger will be converted into the right to receive the merger consideration to be received by stockholders under the merger agreement. A copy of §262 of the DGCL regarding "Appraisal Rights" is attached as Appendix C to this proxy statement.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Information both included and incorporated by reference in this proxy statement may contain statements that are considered "forward-looking" within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are identified by their use of terms such as: "expect(s)," "intend(s)," "may," "plan(s)," "should," "believe(s)," "anticipate(s)," "will," "project(s)," "estimate(s)," "continue," "potential," "opportunity," "on track," or similar terms. The Company or its representatives may also make similar forward-looking statements from time to time orally or in writing. We cannot guarantee that we will achieve these plans, intentions or expectations, including completing the merger on the terms summarized in this proxy statement. All statements regarding our expected financial position and business are forward-looking statements. You are cautioned that these forward-looking statements are subject to a number of risks, uncertainties, or other factors that may cause (and in some cases have caused) actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include, but are not limited to, the following:

- the risk that the merger may not be consummated in a timely manner, if at all;
- the occurrence of events, changes or other circumstances that could give rise to the termination of the merger agreement, including under circumstances which may require us to pay Cheviot Financial a termination fee of $980,000;
- we may be unable to obtain stockholder approval required for the merger;
- Cheviot Financial may be unable to obtain regulatory approvals required for the merger, or regulatory approvals may include terms, conditions or restrictions that may have an adverse effect on the Company, Franklin Savings, Cheviot Financial or Cheviot Savings;
- the outcome of any legal proceeding instituted against us and others in connection with the proposed merger;
- conditions to the closing of the merger may not be satisfied or the merger agreement may be terminated prior to closing;
- the risk that our business may suffer as a result of uncertainty surrounding the merger;
- the effect of the announcement of the merger on our business relationships, operating results and business generally;
- the amount of the costs, fees, expenses and charges related to the merger;
- risks regarding employee retention;
- the diverting of our management's attention from ongoing business operations;

- future regulatory or legislative actions pertaining to the financial institution industry that could adversely affect us;
- adverse affects of other economic, business and/or competitive factors; and
- other risks detailed in our current filings with the SEC, including our most recent filings on Form 10-K and Form 10-Q.

These factors may not constitute all factors that could cause actual results to differ materially from those discussed in any forward-looking statement. We operate in a continually changing business environment and new factors emerge from time to time. We cannot predict such factors nor can we assess the impact, if any, of such factors on our financial position or our results of operations. Accordingly, forward-looking statements should not be relied upon as a predictor of actual results.

All forward-looking statements included in this proxy statement speak only as of the date of this proxy statement and all forward-looking statements incorporated by reference into this proxy statement speak only as of the date of the document in which they were included. We expressly disclaim any obligation to release publicly any revision or updates to any forward-looking statements, except to the extent required by law. All subsequent written and oral forward-looking statements attributable to us or any person acting on our behalf are qualified by the cautionary statements in this section.

All information contained in this proxy statement concerning Cheviot Financial, Cheviot Savings, Merger Sub and their affiliates has been supplied by Cheviot Financial and has not been independently verified by us.

THE SPECIAL MEETING

General; Date, Time and Place

This proxy statement is being furnished our stockholders as part of the solicitation of proxies by our board of directors for use at the special meeting to be held at 3:00 p.m., Eastern Standard Time, on January 31, 2011, at the Company's corporate offices located at 4750 Ashwood Drive, Cincinnati, Ohio 45241.

Internet Availability of Proxy Materials

This Proxy Statement is available, and any additional or supplementary proxy or solicitation materials will be made available, at www.edocumentview.com/FFHS.

For "street-name" and other beneficial owners, a notice directing you to a website where you will find our proxy materials has been sent to you by your bank, broker or other nominee who is considered the record holder of your shares. Your broker, bank or other nominee has also provided instructions to you on how you may request paper or email copies of our proxy materials.

Matters to be Considered

The purpose of the special meeting will be to consider and vote upon a proposal to adopt the merger agreement. In addition, we are also asking you to approve the adjournment or postponement of the special meeting, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the special meeting to adopt the merger agreement.

Record Date and Quorum

The holders of record of Company common stock as of the close of business on December 15, 2010, the record date, are entitled to receive notice of, and to vote at, the special meeting or any adjournment or postponement thereof. As of the record date, there were 1,685,684 shares of Company common stock outstanding.

A quorum is necessary to take action at the special meeting. The holders of a majority of the 1,685,684 issued and outstanding shares of the Company's common stock, or 842,843 shares, represented in person or by proxy, will constitute a quorum. Votes cast by proxy or in person at the special meeting will be tabulated by the inspectors of election appointed for the special meeting. The inspectors of election will determine whether a quorum is present at the special meeting. In the event that a quorum is not present, we expect that the special meeting will be adjourned or postponed to solicit additional proxies.

Abstentions will be treated as present for purposes of determining the presence of a quorum. "Broker non-votes" will also be treated as present for quorum purposes, although we do not expect to receive any broker non votes due to the nature of the proposals being voted on at the special meeting. Once a share is represented at the special meeting, it will continue to be counted for the purpose of determining a quorum at the special meeting and any adjournment or postponement of the special meeting. However, if a new record date is set for the adjourned or postponed special meeting, then a new quorum will have to be established.

The record date of the special meeting is earlier than both the date of the special meeting and the date that the merger is expected to be completed. If you transfer your common stock after the record date but before the special meeting, you will retain the right to vote at the special meeting, but you will have transferred the right to receive the merger consideration. To receive the merger consideration, you must own your common stock, either of record or beneficially, through completion of the merger.

Required Vote

Completion of the merger requires, among other conditions, the adoption of the merger agreement by the affirmative vote of a majority of our issued and outstanding common stock as of the close of business on the record date. Each outstanding share of common stock on the record date entitles the holder to one vote at the special meeting. In the event the special meeting needs to be adjourned or postponed to solicit additional proxies because there are not sufficient votes at the time of the special meeting to adopt the merger agreement, approval of the holders of a majority of the common stock represented at the meeting will be required.

For your common stock to be included in the vote, you must submit your proxy by returning the enclosed proxy card, or by telephone or through the Internet by following the instructions included with your proxy card, or you must vote in person at the special meeting. If you hold your shares through a broker or other nominee, you may receive separate voting instructions with this proxy statement. Your broker or nominee may provide proxy submission through the Internet or by telephone. Please contact your broker or nominee to determine how to vote.

Voting by Proxy; Revocability of Proxy

This proxy statement is accompanied by a proxy card and a self-addressed envelope. Instead of attending the special meeting and voting your shares in person, you may choose to submit your proxies by any of the following methods:

- **Voting by Mail.** If you choose to vote by mail, simply complete the enclosed proxy card, date and sign it, and return it in the postage-paid envelope provided. If you submit your proxy by mail it must be received by the Company prior to the commencement of voting at the special meeting. If you sign your proxy card and return it without making any voting instructions, your shares will be voted "FOR" the adoption of the merger agreement and "FOR" the approval of the adjournment or postponement of the special meeting, if necessary or appropriate, to solicit additional proxies.

- **Voting by Telephone.** You can vote your shares by telephone by calling the toll-free telephone number provided on the proxy card. Telephone voting is available 24 hours a day, and the procedures are designed to authenticate votes cast by using the personal control number located on your proxy card. If you vote by telephone, you should not return your proxy card unless you wish to change your vote. If you submit your later-dated proxy by telephone you must do so no later than 1:00 p.m., Eastern Standard Time, on January 31, 2011.

- **Voting by Internet.** You can also vote over the Internet by signing on to the website identified on the proxy card and following the procedures described on the website. Internet voting is available 24 hours a day, and the procedures are designed to authenticate votes cast by using a personal control number located on your proxy card. If you vote over the Internet, you should not return your proxy card unless you wish to change your vote. If you submit your later-dated proxy by Internet you must do so no later than 1:00 p.m., Eastern Standard Time, on January 31, 2011.

If you hold your shares through a broker or other nominee, you should follow the separate voting instructions, if any, provided by the broker or other nominee with this proxy statement, which may include proxy submission through the Internet or by telephone. Please contact your broker or nominee to determine how to vote.

All shares represented by valid, unrevoked proxies or by telephone or Internet votes we receive through this solicitation will be voted as instructed. You can revoke your proxy at any time before the vote is taken at the special meeting, except as otherwise described below. If you do not hold your shares through a broker or other nominee, you may revoke your proxy and change your vote before the proxy is voted by:

- Submitting a later-dated proxy by mail, over the telephone or through the Internet. If you submit your later-dated proxy by telephone or through the Internet, you must do so no later than 1:00 p.m., Eastern Standard Time, on January 31, 2011. If you submit your later-dated proxy by mail it must be received by the Company prior to the commencement of voting at the special meeting.

- Sending a written revocation of your proxy to the Company's Secretary that is delivered before the special meeting to:

  First Franklin Corporation
  4750 Ashwood Drive
  Cincinnati, Ohio 45241
  Facsimile: (513) 469-5360
  Attention: Gretchen J. Schmidt, Secretary

- Attending the special meeting and voting or revoking your proxy in person. Attending the special meeting will not, by itself, revoke your proxy. If your shares are held in the name of a bank, broker or other holder of record, you must obtain a proxy, executed in your favor, from the institution that holds your shares to be able to attend and vote at the special meeting.

If your shares are held through a broker or nominee, you should follow the instructions of your broker or nominee regarding the revocation of proxies. If your broker or nominee allows you to submit a proxy by telephone or the Internet, you may also be able to change your vote by telephone or Internet.

If the merger is completed, registered stockholders will receive a letter of transmittal with instructions informing them how to send in any share certificates to the exchange agent in order to receive their cash payment. You should use the letter of transmittal to exchange your share certificates for the cash payment to which you are entitled as a result of the merger. **PLEASE DO NOT SEND YOUR STOCK CERTIFICATES WITH YOUR PROXY CARD.**

Effect of Abstentions and Non-Votes

Because the affirmative vote of a majority of our issued and outstanding shares of common stock as of the close of business on the record date is needed to adopt the merger agreement, the failure to return your proxy card, or attend the special meeting and vote in person or, if you hold your shares in "street name," failure to give voting instructions to the record holder of your shares, will have the same effect as a vote "AGAINST" the adoption of the merger agreement.

The proposal to adjourn or postpone the special meeting, if necessary or appropriate, to solicit additional proxies requires the affirmative vote of a majority of the issued and outstanding shares of our common stock represented in person or by proxy at the special meeting. Failure to return your proxy card, or attend the special meeting and vote in person or, if you hold shares in "street name," failure to give voting instructions to the record holder of your shares, will have no effect on this proposal. Abstentions will count as votes "AGAINST" the proposal to adjourn or postpone the special meeting.

Accordingly, our board of directors urges you to complete, date, sign and return the accompanying proxy card, or to submit a proxy by telephone or through the Internet by following the instructions included with your proxy card, or, in the event you hold your shares through a broker or other nominee, by following the separate voting instructions received from your broker or nominee. If you intend to submit your proxy by telephone or through the Internet, you must do so no later than 1:00 p.m., Eastern Standard Time, on January 31, 2011. If you intend to submit your proxy by mail it must be received by the Company prior to the commencement of voting at the special meeting.

Shares Owned by Company Directors and Executive Officers

As of December 15, 2010, directors and executive officers of the Company owned, in the aggregate, 469,888 shares of the Company's common stock, which is approximately 27.9% of the voting power of the Company's issued and outstanding common stock. Shares held by our officers in the ESOP are included in this total because they have the right to direct how the shares allocated to their accounts are voted. Shares held by other ESOP participants are not included in this total because Thomas H. Siemers, a director and the trustee of the ESOP, must vote such shares as directed by the ESOP participants and does not have discretionary voting power over such shares. In addition, as of December 15, 2010, directors and executive officers of the Company held options (exercisable within 60 days) to purchase 46,100 shares of Company's common stock. See the section entitled "Stockholdings of Directors and Management" in this proxy statement.

Solicitation of Proxies

We will pay the expenses of soliciting proxies. Proxies will be solicited by mail and may be solicited, for no additional compensation, by officers, directors or employees of the Company and Franklin Savings in person or by telephone, facsimile or electronic mail. Brokerage houses and other custodians, nominees and fiduciaries may be requested to forward soliciting material to the beneficial owners of our common stock and will be reimbursed for their related expenses.

Adjournments and Postponements

Although it is not currently expected, the special meeting may be adjourned or postponed for the purpose of soliciting additional proxies on the proposal to adopt the merger agreement. Any adjournment or postponement may be made without notice, other than by an announcement made at the special meeting, and the record date will not change due to an adjournment or postponement unless the board of directors, in its discretion, establishes a new record date.

For the special meeting to be adjourned or postponed to permit further solicitation of proxies on the proposal to adopt the merger agreement, the affirmative vote of a majority of the Company common stock represented at the special meeting, whether in person or by proxy, is required. In the absence of a quorum, the stockholders present in person or represented by proxy at the special meeting may adjourn or postpone the special meeting. Proxies received by the Company will be voted in accordance with the instructions on the proxy card. If you make no specification on your signed proxy card, your proxy will be voted "FOR" the approval of the adjournment or postponement of the special meeting.

Any adjournment or postponement of the special meeting for the purpose of soliciting additional proxies will allow Company stockholders who have already sent in their proxies to revoke them at any time prior to their use at the special meeting, as adjourned or postponed, if such revocation is in compliance with the instructions (including as to timing) set forth in the section entitled "The Special Meeting – Voting by Proxy; Revocability of Proxy" in this proxy statement.

THE MERGER

Introduction

The Company is asking you to adopt the merger agreement among Cheviot Financial, Cheviot Savings and Merger Sub and the Company and Franklin Savings. In connection with the merger, Company stockholders will receive $14.50 in cash, without interest, for each share of our common stock that they own.

The Parties to the Merger

First Franklin Corporation
4750 Ashwood Drive
Cincinnati, Ohio 45241

The Company, a Delaware corporation with its principal office in Cincinnati, Ohio, is the holding company of The Franklin Savings and Loan Company. The Company's executive offices are located at 4750 Ashwood Drive, Cincinnati, Ohio 45241, and our telephone number is (513) 469-5352.

The Franklin Savings and Loan Company
4750 Ashwood Drive
Cincinnati, Ohio 45241

Franklin Savings is an Ohio-chartered stock savings and loan association that was founded in 1883, and has grown to serve the Cincinnati community with seven branch locations providing personal and business banking, residential and commercial lending and home equity and other consumer loans. Franklin Savings is wholly owned by the Company.

Cheviot Financial Corp.
3723 Glenmore Avenue
Cheviot, Ohio 45211

Following completion of a mutual holding company reorganization and stock offering in 2004, Cheviot Financial became the mid-tier stock holding company for Cheviot Savings. Chartered under federal law, the business of Cheviot Financial consists of holding all of the outstanding common stock of Cheviot Savings. Cheviot Financial's executive offices are located at 3723 Glenmore Avenue, Cheviot, Ohio 45211, and its telephone number is (513) 661-0457.

Cheviot Savings Bank
3723 Glenmore Avenue
Cheviot, Ohio 45211

Cheviot Savings was established in 1911 as an Ohio-chartered savings and loan association. Following completion of a mutual holding company reorganization and stock offering in 2004, Cheviot Savings became an Ohio-chartered stock savings and loan association, whose primary business activity is the origination of one- to four-family real estate loans. To a lesser extent, Cheviot Savings originates construction, multi-family, commercial real estate and consumer loans.

Cheviot Merger Subsidiary, Inc.
3723 Glenmore Avenue
Cheviot, Ohio 45211

Merger Sub is a wholly-owned subsidiary of Cheviot Financial, incorporated under the laws of the State of Delaware, formed solely for the purpose of entering into the merger agreement and consummating the transactions contemplated by the merger agreement. It has not conducted any activities to date other than activities incidental to its formation and in connection with the transactions contemplated by the merger agreement.

Background of the Merger

The recent recession has presented significant challenges for the financial services industry. Franklin Savings, like many community banks, is heavily involved in mortgage lending. Declining real estate values and a high unemployment rate have taken a significant toll on the value of our collateral and the ability of our borrowers to meet their financial obligations. The Company has added depth to its board and hired a new chief executive officer to move the Company forward. Steps have been taken to reduce expenses. The positive effects of strategies which the Company has put in place in recent years to improve profitability and enhance stockholder value, however, have been overshadowed by the impact of the "Great Recession."

While the board believes the Company has been on the right track, the slow pace of economic growth and the absence of a significant rebound in real estate values in our market area are hindering progress. Against this backdrop, the board has heard from a number of stockholders expressing varying degrees of impatience and dissatisfaction with the Company's results. Lenox Wealth Management, in particular, has been publicly critical of the Company's board, management, compensation practices, and operating results, among other things. Lenox sought seats on the Company's board of directors for John Lame, Lenox's Chairman of the Board, President and Chief Executive Officer, and Jason Long, Lenox's Vice President/Finance, and submitted a stockholder proposal to declassify the Company's board. Lenox disclosed on February 16, 2010, that it had acquired beneficial ownership of approximately 9.94% of the Company's outstanding shares. A proxy contest for the election of directors at the 2010 annual meeting of stockholders ensued.

On March 26, 2010, Lenox publicly made an offer to Thomas H. Siemers, the trustee of Franklin Savings' ESOP, to purchase all of the approximately 210,000 shares of the Company held in the ESOP for $15.00 per share in cash. Franklin Savings engaged First Bankers Trust Services, Inc., a trust services provider with expertise in ESOP administration and fiduciary matters, to serve as independent trustee to evaluate and to decide whether or not to accept the Lenox ESOP offer. The original ESOP offer contained conditions for the receipt of required regulatory approvals and tender of the shares prior to the annual meeting. In a letter dated April 23rd, Lenox subsequently added additional conditions to the ESOP offer.

Cheviot Financial sent an unsolicited letter on April 6, 2010, to John J. Kuntz, the Company's newly appointed Chairman, President and Chief Executive Officer, expressing Cheviot Financial's interest in a possible acquisition of the Company at a price of $11.00 per share in cash. The board met on April 12, 2010, to discuss the proposal and sought advice regarding the proposal from the Company's legal advisors from Vorys, Sater, Seymour and Pease LLP, the Company's corporate counsel, and Richards, Layton & Finger, its Delaware special counsel. The board also discussed certain strategies and initiatives that it had considered prior to the Cheviot Financial proposal, including strengthening the balance sheet, improving asset quality and profitability, and dealing with increased regulatory burdens and the effects of the difficult economic situation in the country generally and the Company's market area in particular. The board also carefully reviewed its fiduciary duties under Delaware law when considering an unsolicited acquisition proposal and received advice and counsel from Richards, Layton on fulfilling these duties.

Before making a decision on Cheviot Financial's proposal, the board determined to consult an experienced investment banker to assist it in assessing the current state of the market and the prospects for achieving improvements with other strategies. First Franklin had consulted from time to time in the past with Charles Crowley, an investment banker specializing in financial institutions transactions, who is currently with ParaCap Group, LLC. The board determined that Mr. Crowley and his team had the requisite experience, and familiarity with First Franklin, to assist the board with its evaluation of the current state of the financial institution mergers and acquisitions market and various other strategic alternatives available to the Company, including the possible sale of a Franklin Savings branch. Mr. Kuntz contacted Mr. Crowley and invited him to meet with the board. The Company did not inform Mr. Crowley of the existence or terms of the Cheviot Financial proposal at that time, preferring to receive an evaluation of the bank and thrift industry generally, as opposed to an analysis of the Cheviot Financial proposal specifically. The board did not ask Mr. Crowley to evaluate the Lenox ESOP offer because that proposal was to be evaluated by an independent trustee which would engage its own investment adviser.

At a board meeting on April 16, 2010, Mr. Crowley presented an overview of the financial institutions market in general and a discussion of pricing multiples in bank and thrift acquisitions announced since January 1, 2009, involving institutions of a comparable size to the Company. Mr. Crowley reported that the average price to tangible book value per share in those transactions was 106.1%, with a median of 102.4%. Both the average and median in these transactions were considerably higher than the 83.0% of the Company's March 31, 2010, tangible book value Cheviot Financial offered. The board thoroughly discussed the information presented by Mr. Crowley and also discussed other options with Mr. Crowley, including branch sales and capital strategies. After Mr. Crowley left the meeting, the board continued its discussion of the Cheviot Financial proposal and concluded that a sale of the Company to Cheviot for $11.00 per share was not in the best interests of the Company and its stockholders. The board instructed Mr. Kuntz to inform Cheviot Financial that the Company was not interested in pursuing Cheviot Financial's offer. Mr. Kuntz relayed that decision to Thomas Linneman, Cheviot Financial's President and Chief Executive Officer, by telephone on April 16th.

On May 7, 2010, Lenox sent to Mr. Kuntz, and disclosed to the public, an offer to acquire the Company through a merger with Lenox in which all of the Company's shares would be exchanged for Lenox stock. Lenox offered to exchange each share of the Company for stock of Lenox worth $18.00. The Company asked Lenox to clarify if the new $18.00 merger proposal would apply to the ESOP shares and supersede the $15.00 per share offer for the ESOP shares. Lenox eventually responded that the $18.00 merger proposal did not supersede the $15.00 ESOP proposal, but provided no explanation for the puzzling differences in the purported value and form of consideration between the pending offer to the ESOP and its merger proposal. The letter stated that Lenox's offer would expire if the Company did not respond by June 11, 2010, with a time for Lenox to meet with the Company's board. Lenox did not provide any suggested dates for such meeting or indicate any limitations on the availability of its management. The letter also stated that, other than the receipt of required approvals, no conditions were placed on Lenox's offer.

Cheviot Financial sent another unsolicited letter to Mr. Kuntz on May 19, 2010, this time proposing a transaction at a price of $15.00 per share in cash (more than $25.0 million in the aggregate), subject to adjustment upon the performance of a due diligence review of the Company. The $15.00 Cheviot Financial offer reflected an increase of nearly 36% from the earlier unsolicited Cheviot Financial offer, and represented a price that, as a multiple of the Company's $13.25 tangible book value per share as of March 31, 2010, exceeded both the average and median prices for recent bank and thrift acquisitions. The Company gave Mr. Crowley a copy of the May 19th Cheviot Financial letter and the May 7th Lenox merger letter and asked him to advise the board on the financial aspects of the proposals as well as other strategic alternatives.

The Company's board met on May 24, 2010, to discuss the Lenox merger proposal and Cheviot Financial's new offer. Representatives from Vorys were present at the meeting, and Mr. Crowley and representatives of Richards, Layton participated by telephone in the discussion of the offers. Legal counsel advised the board of their duties under Delaware law, particularly the directors' "Revlon" duties in the event that they considered a sale of the Company. Considering the Company's continuing asset quality challenges and the slow pace of the so-called "jobless recovery," the board determined that a sale of the Company at a price per share exceeding tangible book value may be in the best interests of the Company and its stockholders. The directors concluded that a "market check" or auction process should be undertaken if a sale of the Company were to be considered, but the board was cautious about beginning an auction process if the prospects for success were not good. The board instructed Mr. Kuntz to (1) contact Mr. Linneman and attempt to probe the assumptions and other factors on which Cheviot Financial's offer was based, and (2) contact Lenox to invite its representatives to meet with the board at its next regular meeting on June 28, 2010. The Company requested that the Lenox presentation address various issues of concern to the Company's board, including Lenox's financial strength, its business plan for the combined entities and a pro forma financial analysis of the proposed merger.

As the annual meeting date approached, the proxy contest proceeded and First Bankers Trust, the special ESOP trustee, was evaluating the Lenox offer to buy the ESOP shares. The Company believed that the Lenox proxy solicitation to elect two directors to the Company's board without prior regulatory approval violated federal banking regulations, and the Company conferred with the Office of Thrift Supervision, its primary federal regulator, on that issue. On June 4, 2010, Lenox filed an application seeking OTS approval of Lenox's proxy solicitation, the $15.00 per share ESOP offer, the $18.00 per share merger proposal and other change in control scenarios. On June 8th, Lenox withdrew the nomination of Jason Long for election to the Company's board.

On June 11th, First Bankers Trust accepted the Lenox $15.00 per share offer, subject to Lenox's receipt of regulatory approval to purchase the shares. By letter later that same day, Lenox asserted that certain preconditions to its offer had not been satisfied and, therefore, the offer had expired.

At the Company's 2010 annual meeting of stockholders on June 14th, the Lenox stockholder proposal was defeated and Mr. Lame did not garner enough votes to be elected to the Company's board. Mr. Siemers and Mr. Kuntz were elected to terms expiring in 2013. At a board meeting immediately following the annual meeting, the board met again with Mr. Crowley and representatives from Vorys. Mr. Kuntz reported on his conversations with Mr. Linneman. Mr. Crowley updated the board on preliminary discussions concerning the sale of a branch of Franklin Savings, which the board had previously decided to pursue as one of the Company's strategic options. After considering the information regarding the Cheviot Financial proposal, the preliminary response to the branch discussions, and the prospects for other measures to increase the Company's capital and improve profitability, the board decided to consider bidders for a sale of the Company. Mr. Crowley discussed a possible process for contacting potential buyers and presented to the board a list of companies that he considered to be the most likely buyers for the Company based on a variety of factors, including asset size, capital levels, asset quality, geographic location, and estimated capability to obtain regulatory approval and successfully complete an acquisition of the Company.

At the June 14th meeting, the board also discussed Lenox's merger proposal. Since the Cheviot Financial offer was in cash, there was no question as to its value. The Lenox offer, however, was more challenging for the board and Mr. Crowley to evaluate because Lenox shares are not traded on a national exchange. Lenox is not an SEC reporting company, so there is little financial information about Lenox publicly available. Although trades in Lenox's shares are reported on the Pink Sheets, the stock is highly illiquid and sparsely traded. A review of Lenox's investment advisor disclosures filed with the SEC revealed that more than half of Lenox's outstanding shares are owned by Mr. Lame.

Lenox does not voluntarily provide financial information to the public through the Pink Sheets over-the-counter disclosure service, but the Company was able to obtain a copy of Lenox's 2009 financial statements. The financial statements revealed that, at December 31, 2009, Lenox had only $5.1 million in total assets and $1.6 million in shareholders' equity. Its largest assets were life insurance with a cash surrender value of $1.1 million and an intangible asset in the form of a customer list with a book value of $1.8 million. At December 31, 2009, Lenox had only $79,501 in cash and cash equivalents and approximately $1.3 million in marketable securities, which included the substantial amount of Company stock Lenox owned. Lenox's shares had a book value per share of $2.79, according to its December 31, 2009 balance sheet. Based on the Lenox financial statements, the proposed Lenox transaction appeared , on a pro forma basis, to produce a substantially greater benefit for the current shareholders of Lenox than it would provide to the stockholders of the Company.

Despite its numerous concerns with the value of the Lenox merger proposal and the ability of Lenox to consummate the merger, the board remained open to receiving a presentation from Lenox. On June 23rd, however, Lenox responded to the Company's June 10th letter by declining the board's invitation to make a presentation at the June 28th meeting. Again, Lenox proposed no alternative meeting dates. Although Lenox's May 7th letter had stated that no conditions were attached to the merger proposal, Lenox indicated that it now required an opportunity to review certain materials before it would present its offer to the board. Lenox also expressed concern with the adequacy of the Company's allowance for loan losses, and suggested, without providing any details, that Lenox was considering other changes to its merger proposal.

At the board meeting on June 28th, the board again discussed the Lenox merger proposal. In the course of the more than nine months since Lenox began its quest for seats on the Company's board, representatives of the Company's board and management had met with Lenox representatives on several occasions, and the board had ample opportunity to assess the financial condition of Lenox, the results achieved by Lenox Bancorp (the predecessor to Lenox Wealth Management) and the capability of Lenox's management. The apparent missteps of Lenox in conducting its proxy solicitation in compliance with federal banking regulations raised serious concerns regarding Lenox's prospects for obtaining regulatory approval of a merger.

Primarily, however, the board considered the substantial reduction in value to the Company's stockholders that could result from Lenox's proposed stock transaction. At no time has Lenox made a cash offer for all of the shares of the Company, and it appeared that Lenox, with only $5.1 million in total assets and $1.4 million of cash and cash equivalents and marketable securities, lacked the ability to fund a cash purchase at or near the $25.0 million value of Cheviot Financial's $15.00 per share offer. Moreover, the board did not want to take the risk of pursuing a transaction with Lenox that would likely contain a financing contingency, given Lenox's weak balance sheet.

Mr. Kuntz sent a letter to Lenox on July 8, 2010, expressing the Company's position that, based on the new information contained in the Lenox June 23rd letter, the Company considered the prior offer to have been revoked. The letter also informed Lenox that if it wished to pursue an acquisition of the Company, it should set forth all of the terms and conditions in writing, and noted that the transaction proposed by Lenox in May, and the transaction described in the Lenox regulatory application, appeared to be inconsistent.

On July 9th Lenox sent a letter to Mr. Kuntz asserting that no new conditions had been attached to its offer. The board believed that assertion was inconsistent with the facts and was concerned that the tactics being employed by Lenox with the merger proposal seemed disconcertingly similar to Lenox's handling of the ESOP proposal, which the board felt was disingenuous. The July 9th Lenox letter also failed to address the board's questions concerning the apparent inconsistencies between the transaction proposed by Lenox in May and the transaction described in Lenox's regulatory application. The board concluded that Lenox would not be a capable, reliable or desirable merger partner and that further communication with Lenox regarding its merger proposal would be pointless and would not be in the best interests of the Company or its stockholders. The Company made no reply to the July 9th letter, and Lenox did not communicate with the Company again over the course of the ensuing five months regarding its merger proposal until November 17th (more than a month after the merger with Cheviot Financial was announced), informing the Company that Lenox was revoking its merger proposal.

The Company signed an engagement letter with ParaCap on July 14, 2010, and Mr. Crowley and his associates proceeded to contact 17 companies that ParaCap and the Company considered to be viable potential merger partners. Of the 17 parties contacted, 11 (including Cheviot Financial) elected to review the marketing materials prepared by ParaCap containing relevant information about the Company and entered into a confidentiality agreement. Because Cheviot Financial had already submitted a merger proposal, the Company invited Cheviot Financial to conduct a due diligence review of the Company while each of the other companies reviewed the marketing materials and decided if they would submit a proposal. To minimize disruption in the Company's offices, and to help preserve the highly confidential nature of the process, the Company provided due diligence materials for review at a separate location near the Company's headquarters. Cheviot Financial began its due diligence review at the designated location during the week of July 19, 2010.

At a board meeting on July 26, 2010, Mr. Kuntz reported to the board on the status of Cheviot Financial's due diligence. Mr. Crowley reported on the responses ParaCap received to the marketing materials, including the six companies who had advised ParaCap that they decided not to pursue an acquisition of the Company.

Between August 6th and 10th, five of the 11 companies that reviewed the marketing materials submitted a preliminary indication of interest. On August 11th the board met to consider the five indications of interest, which presented the following range of prices:

Company	Offer Price
Cheviot Financial	$13.80 per share in cash (revised from the May 19 offer following due diligence)
Company A	$10.00 to $14.00 per share in cash, stock or a combination
Company B	$7.75 to $13.25 per share with no form of consideration specified
Company C	$10.00 to $11.87 per share in cash, stock or a combination
Company D	$10.68 per share in stock

ParaCap also presented information regarding the financial condition, operating results, stock values and pricing metrics for the five companies, which ranged in size from $70.0 million to over $6.0 billion in assets.

The board decided to pursue negotiations with the two institutions with the highest indications of interest. Cheviot Financial had offered cash and, with tangible equity to total assets of 20%, cash and cash equivalents of over $19.0 million and marketable securities of almost $63.0 million at June 30, 2010, clearly had the financial ability to complete the transaction. Company A, with almost $2.0 billion in assets and a liquid stock trading on NASDAQ, was also considered well-positioned to complete the transaction. Cheviot Financial was given the opportunity to conduct additional due diligence, while Company A began its due diligence review on August 23rd. At a board meeting on that same day, Mr. Crowley provided additional information to the board on the timing of Company A's due diligence and general timing considerations of the marketing process. Shortly thereafter, Company A declined an invitation to make a presentation to the board. Company A's investment banker informed ParaCap that Company A may not submit a final bid that would be acceptable from a valuation standpoint to the Company, but Company A agreed to continue its analysis.

On August 30, 2010, a representative of the third highest bidder, Company B, contacted Mr. Kuntz. The representative expressed disappointment that Company B was not given the opportunity to conduct diligence on the Company. The representative suggested that Company B may consider making a final offer that was higher than the upper limit of its indication of interest. When told that timing was a concern to the Company, Company B indicated it could conduct due diligence over the Labor Day holiday weekend. Based on the apparent determination of Company B to remain in contention, and the prospect of receiving a higher offer from a financial institution with assets of several billion dollars, more than enough cash and cash equivalents to fund a transaction and prior experience in acquisitions, the Company permitted Company B to conduct diligence from September 3rd through September 6th.

On September 2, 2010, Cheviot Financial submitted a revised bid to acquire the Company at a price of $14.00 per share, payable in all cash. The bid letter also contained various terms and conditions that Cheviot Financial would require in a definitive agreement. On September 7, 2010, the bid deadline, Company A declined to submit a final bid. Company B submitted a bid of $14.00 per share, payable in a combination of cash and stock. The letter from Company B also contained various terms and conditions that Company B would require in a definitive agreement.

The board met on September 8, 2010, with representatives from Vorys, as well as with Mr. Crowley and other representatives of ParaCap, to review the proposals from Cheviot Financial and Company B. Earlier that day, Mr. Kuntz spoke to Mr. Linneman of Cheviot Financial and a representative of Company B to discuss a recent development that was expected to reduce anticipated merger-related expenses. Cheviot Financial informed Mr. Kuntz that it was increasing its offer to $14.50 per share in cash, but Company B did not change its $14.00 offer. After analyzing the two bids, and following discussion with ParaCap, the board determined that an all cash transaction was more desirable, particularly given the continued volatility in the market for financial institution stocks. The board decided to ask Company B to offer all cash as merger consideration. The board instructed Mr. Crowley to go back to each of the parties and inform them that the process was very competitive and provide each with one last opportunity to adjust its final bid on an all-cash basis.

Mr. Crowley had further discussions with representatives of Cheviot Financial and Company B. Cheviot Financial's final offer remained at $14.50 per share in cash, but Cheviot Financial agreed to reduce its proposed transaction termination fee from 5% to 4% of transaction value and eliminate a minimum net worth closing condition from its offer. Company B's offer remained at $14.00 per share, but it agreed to pay in all cash. The board then discussed each proposal, and decided to pursue a transaction with Cheviot Financial since it offered the highest price and was considered to have excellent prospects for obtaining regulatory approval and completing the merger in a timely manner. Mr. Kuntz and Mr. Crowley called Mr. Linneman shortly after the board meeting and informed him that the Company would pursue a definitive agreement with Cheviot Financial based on the $14.50 per share cash offer. Mr. Kuntz and Mr. Crowley also contacted a representative of Company B and informed Company B that it was not the successful bidder.

On September 15, 2010, Luse Gorman Pomerenk & Schick, P.C., outside counsel for Cheviot Financial, sent a draft merger agreement to Vorys and the Company. Vorys and the Company's management reviewed the document, identified changes and returned a revised draft to Luse Gorman on September 21st. The parties, their legal counsel and financial advisors continued to negotiate the terms of the merger agreement. At various points during these negotiations, drafts of the agreement in its then-current form were provided to the board for its review, with the proposed final version being provided to the board on October 8th in advance of its meeting to be held on October 12th to consider approving the merger agreement.

The Company's board held a special meeting on October 12, 2010, to consider approving the merger agreement. Also participating in the meeting were members of management, representatives of ParaCap and attorneys from Vorys. Representatives of Vorys provided a detailed analysis of the terms and conditions of the merger agreement and reviewed the directors' fiduciary duties. A thorough discussion followed, with particular focus on the "no-shop" provisions, the Company's ability to terminate in the event of a superior proposal, the circumstances under which Cheviot Financial could terminate the transaction, the circumstances under which a termination fee would be due, the limitations on the Company's activities prior to closing and the various conditions to closing. Representatives of ParaCap presented financial analyses and delivered an oral opinion that, as of October 12, 2010 and subject to the limitations in the written opinion, the merger consideration that the Company's stockholders would receive was fair, from a financial point of view, to such holders. This oral opinion was subsequently confirmed in writing, which is attached to this proxy statement as Appendix B. At the conclusion of the presentations, the boards of both the Company and Franklin Savings unanimously approved the merger agreement and determined that it was advisable and in the best interests of each of the Company and Franklin Savings and their respective stockholders. The Company's board unanimously determined to recommend adoption of the merger agreement to the Company's stockholders. The parties executed the merger agreement that same evening.

On October 13, 2010, prior to the opening of trading on NASDAQ, the Company and Cheviot Financial issued a joint press release announcing the execution of the merger agreement.

Reasons for Approving the Merger

In reaching its decision to approve the merger agreement, the board of directors consulted with legal and financial advisors, and considered and evaluated a number of factors, including the following:

- The fact that $14.50 per share exceeded the prospects for stockholder value the Company could realistically achieve in the foreseeable future through the implementation of its business plan and the pursuit of other strategic alternatives and the feasibility, risks and uncertainties associated with each alternative.

- The fact that the price finally agreed to was the highest price the final bidders offered after an extensive process that began with 17 potential qualified buyers.

- The fact that the $14.50 per share cash merger consideration represents an 85.4% premium over the closing price of the Company's shares of common stock on October 11, 2010, the most recent trading day prior to execution of the merger agreement; a 108.3% and 88.2% premium over the average closing price for the one-month and three-month periods preceding that date, respectively; and 115.4% of the Company's September 30, 2010 tangible book value per share of $12.56.

- The fact that, given the comprehensive process used, it was unlikely that another qualified buyer would offer a higher price than the price Cheviot Financial offered, and the extended period of time prior to consummation of the merger would provide ample time for any such buyer to emerge.

- The fact that the consideration in the merger will consist entirely of cash, which will provide liquidity and certainty of value to the Company's stockholders in this period of volatility for financial institution stocks.

- The experience and expertise of ParaCap in conducting competitive bidding auctions for financial institutions and for quantitative analysis of the financial terms of the merger agreement.

- The opinion of ParaCap that, as of October 12, 2010, the merger consideration that holders of the Company's stock would receive was fair, from a financial point of view, to such holders.

- The current and historical financial condition and results of operations of the Company, including a net operating loss in eight of the last ten quarters and the Company's asset quality challenges in a prolonged period of economic uncertainty and a weak real estate market in particular.

- The terms and conditions of the merger agreement (which the board of directors believes would not preclude a superior proposal), and the course of negotiation thereof, including:

    - the Company's right (prior to the stockholders' approval of the merger agreement) to engage in negotiations with, and provide information to, any third party that makes an unsolicited acquisition proposal that could be superior to the merger, and the Company's right to accept a superior proposal, subject to certain conditions (including matching rights) and the payment of a termination fee of $980,000;

    - the reasonableness of the termination fee of $980,000 (approximately $0.58 per share), which is approximately 3.9% of the aggregate value of the transaction, if a termination fee became payable under the agreement; and

    - the fact that the obligations of Cheviot Financial under the agreement were not subject to a financing condition.

The board of directors has also considered a variety of risks and other potentially negative factors concerning the merger. These factors included the following:

- The closing conditions to the merger, including stockholder approval and regulatory approvals.

- The fact that, for United States federal income tax purposes, the cash merger consideration will be taxable to the stockholders of the Company who recognize a gain on the sale of their shares.

- The possible disruption to the Company's business that may result from the announcement of the merger and the resulting distractions to the Company's management while the transaction is pending.

- The restrictions on the conduct of the Company's business prior to completion of the merger, which could delay or prevent the Company from undertaking business opportunities that may arise pending completion of the merger.

This discussion summarizes the material factors the Company's directors considered. After considering these factors, the board of directors concluded that, on balance, the positive factors relating to the merger outweighed the negative factors and supported the decision to enter into the merger agreement. In view of the comprehensive factors the board of directors considered, and the complexity of these matters, the board did not find it practicable to quantify or otherwise assign relative weights to the foregoing factors. In addition, individual members of the board may have assigned different weights to various factors. Based upon the information presented to and considered by it, the board of directors unanimously approved the merger agreement.

Recommendation of the Board of Directors

Your board of directors determined that the merger agreement is advisable, fair to, and in the best interests of the Company and its stockholders and approved the merger agreement. Accordingly, the board of directors recommends that you vote "FOR" the adoption of the merger agreement at the special meeting. The board also recommends that you vote "FOR" the proposal to adjourn or postpone the special meeting, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes in favor of the adoption of the merger agreement at the time of the special meeting.

Opinion of ParaCap Group, LLC

ParaCap is acting as financial advisor to the Company in connection with the merger. ParaCap is a registered broker-dealer providing investment banking services with substantial expertise in transactions similar to the merger. As part of its investment banking activities, ParaCap is regularly engaged in the independent valuation of businesses and securities in connection with mergers, acquisitions, underwriting, private placements and valuations for estate, corporate and other purposes.

On October 12, 2010, ParaCap rendered its oral opinion, which was subsequently confirmed in writing, to our board of directors that, as of such date, the per share merger consideration to be received by the holders of our common stock (other than shares held by us, Cheviot Financial and our respective affiliates and dissenting shares), in connection with the merger pursuant to the merger agreement was fair, from a financial point of view, to such holders.

The full text of ParaCap's written opinion dated October 12, 2010, which sets forth the assumptions made, matters considered and limitations of the review undertaken, is attached as Appendix B to this proxy statement and is incorporated herein by reference. You are urged to, and should, read this opinion carefully and in its entirety in connection with this proxy statement. The summary of ParaCap's opinion set forth in this proxy statement is qualified in its entirety by reference to the full text of the opinion. ParaCap's opinion will not reflect any developments that may occur or may have occurred after the date of its opinion and prior to the completion of the merger.

No limitations were imposed by us on the scope of ParaCap's investigation or the procedures to be followed by ParaCap in rendering its opinion. ParaCap was not requested to, and did not, make any recommendation to our board of directors as to the form or amount of the consideration to be paid to our stockholders, which was determined through arm's length negotiations between the parties. In arriving at its opinion, ParaCap did not ascribe a specific range of values to the Company. Its opinion is based on the financial and comparative analyses described below. ParaCap's opinion was solely for the information and assistance of, and directed to, our board of directors in its evaluation of the financial terms of the merger. ParaCap's opinion does not constitute a recommendation to our board as to how our board should vote on the merger or to any stockholder of the Company as to how such stockholder should vote at any stockholders' meeting at which the merger is considered. In addition, ParaCap's opinion does not compare the relative merits of the merger with any other alternative transaction or business strategy which may have been available to the Company and does not address the underlying business decision of us or our board to proceed with or effect the merger.

In connection with its opinion, ParaCap, among other things:

- reviewed and analyzed a draft copy of the merger agreement dated October 12, 2010;
- reviewed and analyzed our audited consolidated financial statements for the five years ended December 31, 2009, and our unaudited consolidated financial statements for the quarters ended March 31, 2010, and June 30, 2010;
- reviewed and analyzed Cheviot Financial's audited consolidated financial statements for the three years ended December 31, 2009, and Cheviot Financial's unaudited consolidated financial statements for the quarters ended March 31, 2010, and June 30, 2010;
- reviewed and analyzed certain other publicly available information concerning us and Cheviot Financial;
- held discussions with Cheviot Financial's senior management and advisors, including estimates of certain cost savings, operating synergies, merger charges and the pro forma financial impact of the merger on Cheviot Financial;
- reviewed certain non-publicly available information concerning the Company, including internal financial analyses and forecasts prepared by our management, and held discussions with our senior management regarding recent developments;
- participated in certain discussions and negotiations between representatives of us and Cheviot Financial;
- reviewed the reported prices and trading activity of the equity securities of each of the Company and Cheviot Financial;
- analyzed certain publicly available information concerning the terms of selected merger and acquisition transactions that it considered relevant to its analysis;
- reviewed and analyzed certain publicly available financial and stock market data relating to selected public companies that it deemed relevant to its analysis;

- conducted such other financial studies, analyses and investigations and considered such other information as it deemed necessary or appropriate for purposes of its opinion; and

- took into account its assessment of general economic, market and financial conditions and its experience in other transactions, as well as its experience in securities valuations and its knowledge of the banking industry generally.

In rendering its opinion, ParaCap relied upon and assumed, without independent verification, the accuracy and completeness of all of the financial and other information that was provided to ParaCap, by or on behalf of the Company or Cheviot Financial, or that was otherwise reviewed by ParaCap, and did not assume any responsibility for independently verifying any of such information. With respect to the financial forecasts supplied to ParaCap by the Company and potential cost savings and operating synergies provided by Cheviot Financial, ParaCap assumed that they were reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of the Company and Cheviot Financial, as applicable, as to the future operating and financial performance of the Company and Cheviot Financial, as applicable, and that they provided a reasonable basis upon which ParaCap could form its opinion. Such forecasts and projections were not prepared with the expectation of public disclosure. All such projected financial information is based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such projected financial information. ParaCap has relied on this projected information without independent verification or analyses and does not in any respect assume any responsibility for the accuracy or completeness thereof.

ParaCap also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either us or Cheviot Financial since the date of the last financial statements of each company made available to it. ParaCap has also assumed, without independent verification and with our board's consent, that the aggregate allowances for loan losses set forth in the respective financial statements of the Company and Cheviot Financial are in the aggregate adequate to cover all such losses, in each case without considering the current credit, liquidity and regulatory issues facing us or Cheviot Financial. ParaCap did not make or obtain any independent evaluation, appraisal or physical inspection of either our or Cheviot Financial's assets or liabilities, the collateral securing any of such assets or liabilities, or the collectability of any such assets, nor did it review loan or credit files of us or Cheviot Financial. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, ParaCap assumed no responsibility for their accuracy. ParaCap has assumed, with our board's consent, that there are no factors that would delay or subject to any adverse conditions any necessary regulatory or governmental approval and that all conditions to the merger will be satisfied and not waived. In addition, ParaCap assumed that the definitive merger agreement would not differ materially from the draft it reviewed. ParaCap also assumed that the merger will be consummated substantially on the terms and conditions described in the merger agreement, without any change to the structure of the merger pursuant to the terms of the merger agreement, without any waiver of material terms or conditions by us or any other party, and without any anti-dilution or other adjustment to the per share merger consideration, and that obtaining any necessary regulatory approvals or satisfying any other conditions for consummation of the merger will not have an adverse effect on us or Cheviot Financial.

ParaCap's opinion is necessarily based on economic, market, financial and other conditions as they existed on, and on the information made available to it as of, the date of the opinion. It is understood that subsequent developments may affect the conclusions reached in the opinion and that ParaCap does not have any obligation to update, revise or reaffirm its opinion.

ParaCap's opinion is limited to whether the per share merger consideration was fair to holders of our common stock, from a financial point of view, as of the date of the opinion. ParaCap's opinion does not consider, address or include: (i) any other strategic alternatives currently (or which have been or may be) contemplated by us or our board of directors; (ii) the legal, tax or accounting consequences of the merger on us or the holders of our common stock; (iii) the fairness of the amount or nature of any compensation to any of our officers, directors or employees, or class of such persons, relative to the compensation to the holders of our common stock; (iv) whether Cheviot Financial has sufficient cash, available lines of credit or other sources of funds to enable it to pay the per share merger consideration to the holders of shares of our common stock at the closing of the merger; (v) the subsequent mergers of the Company into Cheviot Financial and Franklin Savings with and into Cheviot Savings, or any separate merger agreement contemplated to be entered into by Franklin Savings and Cheviot Savings relating to such transaction; or (vi) any advice or opinions provided by any other advisor to us or Cheviot Financial. Furthermore, ParaCap expressed no opinion as to the prices, trading range or volume at which our or Cheviot Financial's securities would trade following public announcement or consummation of the merger.

ParaCap is not a legal, tax, regulatory or bankruptcy advisor. ParaCap has not considered any potential legislative or regulatory changes currently being considered by the United States Congress, the various federal banking agencies, the SEC, or any other regulatory bodies, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the SEC or the Financial Accounting Standards Board, or any changes in regulatory accounting principles that may be adopted by any or all of the federal banking agencies. ParaCap's opinion is not a solvency opinion and does not in any way address the solvency or financial condition of the Company.

In connection with rendering its opinion, ParaCap performed a variety of financial analyses that are summarized below. This summary does not purport to be a complete description of such analyses. ParaCap believes that its analyses and the summary set forth herein must be considered as a whole and that selecting portions of such analyses and the factors considered therein, without considering all factors and analyses, could create an incomplete view of the analyses and processes underlying its opinion. The preparation of a fairness opinion is a complex process involving subjective judgments and is not necessarily susceptible to partial analysis or summary description. In arriving at its opinion, ParaCap considered the results of all of its analyses as a whole and did not attribute any particular weight to any analyses or factors considered by it. The range of valuations resulting from any particular analysis described below should not be taken to be ParaCap's view of the actual value of the Company. In its analyses,

ParaCap made numerous assumptions with respect to industry performance, business and economic conditions, and other matters, many of which are beyond the control of us or Cheviot Financial. Any estimates contained in ParaCap's analyses are not necessarily indicative of actual future values or results, which may be significantly more or less favorable than suggested by such estimates. Estimates of values of companies do not purport to be appraisals or necessarily reflect the actual prices at which companies or their securities actually may be sold. No company or transaction utilized in ParaCap's analyses was identical to us or Cheviot Financial or the merger. Accordingly, an analysis of the results described below is not mathematical; rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other facts that could affect the public trading value of the companies to which they are being compared. None of the analyses performed by ParaCap was assigned a greater significance by ParaCap than any other, nor does the order of analyses described represent relative importance or weight given to those analyses by ParaCap. The analyses described below do not purport to be indicative of actual future results, or to reflect the prices at which our common stock or Cheviot Financial's common stock may trade in the public markets, which may vary depending upon various factors, including changes in interest rates, dividend rates, market conditions, economic conditions and other factors that influence the price of securities.

In accordance with customary investment banking practice, ParaCap employed generally accepted valuation methods in reaching its opinion. The following is a summary of the material financial analyses that ParaCap used in providing its opinion on October 12, 2010. Some of the summaries of financial analyses are presented in tabular format. In order to understand the financial analyses used by ParaCap more fully, you should read the tables together with the text of each summary. The tables alone do not constitute a complete description of ParaCap's financial analyses, including the methodologies and assumptions underlying the analyses, and if viewed in isolation could create a misleading or incomplete view of the financial analyses performed by ParaCap. The summary data set forth below do not represent and should not be viewed by anyone as constituting conclusions reached by ParaCap with respect to any of the analyses performed by it in connection with its opinion. Rather, ParaCap made its determination as to the fairness to the holders of our common stock of the per share merger consideration, from a financial point of view, on the basis of its experience and professional judgment after considering the results of all of the analyses performed. Accordingly, the data included in the summary tables and the corresponding imputed ranges of value for the Company should be considered as a whole and in the context of the full narrative description of all of the financial analyses set forth in the following pages, including the assumptions underlying these analyses. Considering the data included in the summary table without considering the full narrative description of all of the financial analyses, including the assumptions underlying these analyses, could create a misleading or incomplete view of the financial analyses performed by ParaCap.

In connection with rendering its opinion and based upon the terms of the draft merger agreement reviewed by it, ParaCap assumed the aggregate indicated merger consideration to be $25.1 million, and the effective per share merger consideration to be $14.50.

Comparison of Selected Companies. ParaCap reviewed and compared the multiples and ratios of the current trading price of our common stock to our book value, tangible book value, latest 12 months earnings (loss) per share, assets, tangible book premium to deposits, tangible book premium to core deposits, and deposits, such multiples referred to herein as the pricing multiples, with the median pricing multiples for the current trading prices of the common stock of a peer group of 19 selected nationwide thrifts, excluding mutual holding companies, having total assets between $100 million and $1 billion, nonperforming assets to total assets between 2% and 6% and negative latest twelve months earnings. ParaCap first applied the resulting range of pricing multiples for the peer group specified above to the appropriate financial results without the application of any control premium, referred to as the unadjusted trading price. ParaCap then applied a 27.8% control premium to the trading prices of the peer group specified above, referred to as the adjusted trading price, and compared the pricing multiples of the offer price to the median pricing multiples for the peer group adjusted trading prices. The 27.8% equity control premium is the median one day stock price premium for all bank and thrift merger and acquisition deals announced since January 1, 2000, based on data from SNL Financial.

Table 1

	Unadjusted Trading Price		**Adjusted Trading Price**	
Pricing Multiple	**The Company (1)**	**Median Statistics for Peer Group (2)**	**Offer Price**	**Median Statistics for Peer Group (2)**
Price/Book Value	59.9%	40.4%	112.0%	51.6%
Price/Tangible Book Value	59.9%	40.4%	112.0%	51.6%
Price/Latest Twelve Months Core Earnings Per Share	NM (3)	NM (3)	NM (3)	NM (3)
Price/Assets	4.7%	3.0%	8.7%	3.8%
Premium over Tangible Book Value/Deposits	-3.9%	-4.9%	1.2%	-3.5%
Premium over Tangible Book Value/Core Deposits	-10.9%	-7.7%	3.5%	-5.5%
Price/Deposits	5.8%	4.6%	10.8%	5.9%

(1) Based on the Company's closing stock price of $7.75 on October 8, 2010.
(2) Peer metrics are based on prices as of market close on October 8, 2010.
(3) Not meaningful.

Analysis of Bank Merger Transactions. ParaCap analyzed certain information relating to recent transactions in the banking industry, consisting of (i) 15 selected nationwide bank and thrift transactions announced since January 1, 2009, with disclosed deal values and target company assets at announcement between $200.0 million and $400.0 million, referred to below as Group A; and (ii) 14 selected nationwide bank and thrift transactions announced since January 1, 2009, with disclosed deal values, target company assets between $100.0 million and $1.0 billion, nonperforming assets to total assets between 3.0% and 7.0%, and latest twelve months return on average equity less than 5.0%, referred to below as Group B. ParaCap then reviewed and compared the pricing multiples of the offer price and the median pricing multiples of the selected transaction values for Group A and Group B.

Table 2

		Median Statistics for Selected Transactions	
Pricing Multiple	**The Merger**	**Group A**	**Group B**
Price/Book Value	112.0%	93.7%	85.3%
Price/Tangible Book Value	112.0%	100.0%	99.9%
Price/Latest Twelve Months Core Earnings Per Share	NM (1)	36.5x	NM (1)
Price/Assets	8.7%	8.4%	6.4%
Premium over Tangible Book Value/Core Deposits	3.5%	3.9%	2.1%
Price/Deposits	10.8%	12.2%	7.4%

(1) Not meaningful.

Present Value Analysis. Applying present value analysis to our theoretical future earnings, dividends and tangible book value, ParaCap compared the offer price for one share of our common stock to the present value of one share of our common stock on a stand-alone basis. The analysis was based upon the Company's management's projected earnings growth, a range of assumed price/earnings ratios, a range of assumed price/tangible book value ratios and an 11.0%, 13.0% and 15.0% discount rate. ParaCap derived the range of terminal price/earnings from the 10-year median and standard deviation of the SNL Financial Thrift Index and derived the price/tangible book value ratios from the 10-year median and standard deviation of the Company's multiples. The present value of the Company's common stock calculated on a stand-alone basis ranged from $3.92 to $6.48 per share based on price/earnings multiples and from $4.29 to $10.66 per share based on price/tangible book value multiples, compared to the offer price of $14.50 per share.

Discounted Cash Flow Analysis. Using a discounted cash flow analysis, ParaCap estimated the net present value of the future streams of after-tax cash flow that the Company could produce on a stand-alone basis, augmented by Cheviot Financial's estimated cost savings, referred to below as dividendable net income. In this analysis, ParaCap assumed that we would perform in accordance with our management's estimates and calculated assumed after-tax distributions to a potential acquiror such that our tangible common equity ratio would be maintained at 7.5% of assets. ParaCap calculated the sum of the assumed perpetual dividendable net income stream per share beginning in the year 2011 discounted to present values at assumed discount rates ranging from 11.0% to 15.0% to approximate our weighted average cost of capital, as determined by calculations using the capital asset pricing model. This discounted cash flow analysis indicated an implied equity value reference range of $1.86 to $12.82 per share of our common stock, compared to the offer price of $14.50 per share. This analysis does not purport to be indicative of actual future results and does not purport to reflect the prices at which shares of our common stock may trade in the public markets. A discounted cash flow analysis was included because it is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, including estimated cost savings and operating synergies, earnings growth rates, dividend payout rates and discount rates.

As described above, ParaCap's opinion was just one of the many factors taken into consideration by our board of directors in making its determination to approve the merger.

ParaCap has acted as financial advisor to the Company in connection with the merger and will receive a fee for its services, a substantial portion of which is contingent upon the completion of the merger. ParaCap has also acted as financial advisor to the board of directors of First Franklin and has received a fee upon the delivery of its opinion that is not contingent upon consummation of the merger, provided that such opinion fee is creditable against any advisory fee. ParaCap will not receive any other significant payment or compensation contingent upon the successful consummation of the merger. In addition, we have agreed to indemnify ParaCap for certain liabilities arising out of its engagement. Except as disclosed above, there are no material relationships that existed during the two years prior to the date of ParaCap's opinion or that are mutually understood to be contemplated in which any compensation was received or is intended to be received as a result of the relationship between ParaCap and any party to the merger. ParaCap may seek to provide investment banking services to Cheviot Financial or its affiliates in the future, for which ParaCap would seek customary compensation. In the ordinary course of business, ParaCap may trade Cheviot Financial's and our securities for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. ParaCap's internal Fairness Opinion Committee approved the issuance of its opinion.

Litigation Related to the Merger

On October 25, 2010, we were named as a defendant in the case *Burroughs v. First Franklin Corporation, et al.*, which was filed in the Court of Common Pleas, Hamilton County, Ohio. The complaint alleges that our individual directors breached their fiduciary duty to our stockholders by entering into the merger agreement to be acquired by Cheviot Financial. The complaint also alleges that we, Cheviot Financial and Merger Sub aided and abetted our directors in their alleged breaches of fiduciary duty to our stockholders. The complaint requests that the court declare the case to be a proper class action, certify the named plaintiff as the class representative, enjoin the acquisition and award damages. On November 24, 2010, we filed a motion to dismiss the suit and a motion to stay discovery, which are set for a hearing on January 6, 2011. We believe this case is without merit and intend to vigorously defend this suit.

Certain Material U.S. Federal Income Tax Consequences

The following is a general discussion of certain material U.S. federal income tax consequences to "U.S. holders" (as defined below) of Company common stock related to the receipt of cash in exchange for such stock pursuant to the merger. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), applicable current and proposed U.S. Treasury regulations promulgated thereunder (the "Treasury Regulations"), judicial authorities, and administrative rulings and practice, all as in effect as of the date of this proxy statement and all of which are subject to change, possibly on a retroactive basis.

For purposes of this discussion, the term "U.S. holder" means a beneficial owner of Company common stock that, for U.S. federal income tax purposes, is: (i) an individual citizen or resident of the United States; (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any State thereof or the District of Columbia; (iii) a trust (a) the administration of which is subject to the primary supervision of a court within the United States and for which one or more U.S. persons as described in Section 7701(a)(30) of the Code have the authority to control all substantial decisions of the trust or (b) for which a valid election is in effect under applicable Treasury Regulations to be treated as a U.S. person; or (iv) an estate the income of which is subject to U.S. federal income tax regardless of its source.

Holders of Company common stock who are not U.S. holders may have different tax consequences from those described below and are urged to consult their own tax advisors regarding the tax treatment to them under U.S. and non-U.S. tax laws.

This discussion assumes that a U.S. holder holds Company common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be relevant to a U.S. holder in light of the U.S. holder's particular circumstances, or those U.S. holders subject to special treatment under the Code, including, without limitation, insurance companies, dealers or brokers in securities or currencies, traders in securities who elect to apply a mark-to-market method of accounting, tax-exempt organizations, financial institutions, mutual funds, U.S. expatriates, U.S. holders subject to the alternative minimum tax, foreign persons, partnerships and other pass-through entities, U.S. holders that have a functional currency other than the U.S. dollar, U.S. holders who hold Company common stock as part of a hedge, straddle, conversion or other integrated transaction for U.S. federal income tax purposes, U.S. holders who acquired their Company common stock through the exercise of employee stock options or other compensation arrangements or U.S. holders who exercise their appraisal rights under Delaware law. In addition, this discussion does not describe any tax consequences arising out of the tax laws of any state, local or foreign jurisdiction, or any U.S. federal tax considerations other than income taxation (such as estate or gift taxation). U.S. holders are urged to consult their own tax advisors to determine the particular tax consequences to them (including the application and effect of any state, local or foreign income and other tax laws) of the receipt of cash in exchange for Company common stock pursuant to the merger.

If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) holds Company common stock, the U.S. federal income tax treatment of a partner in such partnership generally will depend upon the status of the partner and the activities of the partnership. A holder of Company common stock that is a partnership, and partners in such partnership, should consult their own tax advisors regarding the tax consequences of the receipt of cash in exchange for Company common stock pursuant to the merger.

The receipt of cash in exchange for Company common stock pursuant to the merger will be a taxable transaction for U.S. federal income tax purposes (and also may be a taxable transaction under applicable state, local and foreign income and other tax laws). In general, for U.S. federal income tax purposes, a U.S. holder will recognize capital gain or loss equal to the difference between the amount of cash received and the U.S. holder's aggregate adjusted tax basis in the Company common stock converted to cash in the merger. Gain or loss will be calculated separately for each block of Company common stock (i.e., shares acquired at the same cost in a single transaction) converted to cash in the merger. If, at the effective time of the merger, the U.S. holder's shares of Company common stock were held for more than one year, the gain or loss will be long-term capital gain or loss, and any such long-term capital gain generally will be subject (in the case of U.S. holders who are individuals) to reduced rates of U.S. federal income taxation. If, however, at the effective time of the merger, the U.S. holder's shares of Company common stock were held for one year or less, the gain or loss will be short-term capital gain or loss. The deductibility of capital losses by U.S. holders is subject to limitations under the Code.

In general, dissenting U.S. holders who exercise their appraisal rights also will recognize gain or loss. Any U.S. holder considering exercising appraisal rights should consult with such U.S. holder's own tax advisor regarding the tax consequences thereof.

Under the U.S. federal income tax backup withholding rules, unless an exemption applies, the exchange agent or Cheviot Financial generally is required to and will withhold and remit to the United States Treasury 28% of all payments to which a Company stockholder or other payee is entitled pursuant to the merger, unless the Company stockholder or other payee:

- is a corporation or comes within other exempt categories and, when required, demonstrates this fact and otherwise complies with the applicable requirements of the backup withholding rules or

- provides such stockholder's correct taxpayer identification number (i.e., the stockholder's social security number, in the case of an individual stockholder, or the stockholder's employer identification number, in the case of other stockholders) and certifies, under penalties of perjury, that the number is correct (or properly certifies that the stockholder is awaiting a taxpayer identification number) and certifies that such stockholder is exempt from backup withholding and otherwise complies with the applicable requirements of the backup withholding rules. Each Company stockholder and, if applicable, each other payee should complete and sign the substitute Form W-9 that will be part of the letter of transmittal to be returned to the exchange agent in order to provide the information and certification necessary to avoid backup withholding, unless an applicable exemption exists and is proved in a manner satisfactory to the exchange agent. Company stockholders who are neither U.S. citizens nor U.S. resident aliens should complete, sign and submit a Form W-8BEN, "Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding." Backup withholding is not an additional tax. Generally, any amounts withheld under the backup withholding rules described above will be refunded or credited against a Company stockholder's U.S. federal income tax liability, if any, provided that the required information is furnished to the U.S. Internal Revenue Service in a timely manner.

THE PRECEDING DISCUSSION OF CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION PURPOSES ONLY. IT IS NOT TAX ADVICE. YOU ARE URGED TO CONSULT YOUR OWN TAX ADVISOR TO DETERMINE THE PARTICULAR U.S. FEDERAL, STATE, AND LOCAL AND FOREIGN TAX CONSEQUENCES TO YOU OF THE RECEIPT OF CASH IN EXCHANGE FOR COMMON STOCK OF THE COMPANY PURSUANT TO THE MERGER.

Certain Effects of the Merger

If the merger agreement is approved by the Company's stockholders and certain other conditions to the closing of the merger are either satisfied or waived, Merger Sub will be merged with and into the Company, with the Company being the surviving entity. As a result of the merger, the separate corporate existence of Merger Sub will cease, the Company will continue as the surviving entity and the outstanding shares of Company common stock will be converted into the right to receive the merger consideration.

Following the merger, all outstanding shares of the Company (other than dissenting shares) will be directly owned by Cheviot Financial. When the merger is completed, each share of common stock of the Company (other than common stock owned by the Company and its subsidiaries or Cheviot Financial and its subsidiaries and dissenting shares) issued and outstanding immediately prior to the effective time of the merger will be converted into the right to receive $14.50 in cash, without interest. At the effective time of the merger, our stockholders (other than holders of dissenting shares) will cease to have ownership interests in the Company or rights as stockholders of the Company. Therefore, our current stockholders will not participate in any possible future earnings or growth of the Company and will not benefit from appreciation, if any, in the Company's value.

Our common stock is currently registered under the Exchange Act and is listed on the NASDAQ Global Market under the symbol "FFHS." As a result of the merger, our common stock will cease to be listed on NASDAQ and there will be no public market for our common stock. Following the completion of the merger, Cheviot Financial will cause the Company to merge or liquidate into it, and the Company's separate corporate existence will cease.

The benefit of the merger to our stockholders is the right to receive $14.50 in cash, without interest, for each share of common stock of the Company they hold. This represents a premium of approximately 85% over the closing price of $7.82 per share of our common stock on October 12, 2010, the last trading day prior to the announcement of the merger. The principal detriments are that our stockholders will cease to participate in future earnings and growth, if any, and that their receipt of payment for their shares generally will be a taxable transaction for federal income tax purposes. See the section entitled "The Merger – Certain Material U.S. Federal Income Tax Consequences" in this proxy statement.

Effects on the Company and Our Stockholders If the Merger Is Not Completed

In the event that the merger agreement is not approved by our stockholders or if the merger is not completed for any other reason, our stockholders will not receive any payment for their shares in connection with the merger. Instead, we will remain an independent public company and our stock will continue to be registered under the Exchange Act. In that event, we expect that management will operate the business generally in a manner similar to that in which it is being operated today and that our stockholders will continue to be subject to the same general risks and opportunities as they currently are, including, among other things, those arising from economic and market conditions.

Finally, if the merger agreement is terminated under certain circumstances, including a termination for us to pursue a superior proposal, we may be obligated to pay a $980,000 termination fee to Cheviot Financial. For a description of the circumstances obligating payment of the termination fee, see the section entitled "The Merger Agreement – Termination Fee" in this proxy statement.

Governmental and Regulatory Approvals

OTS laws and regulations generally require that, prior to the acquisition of a savings and loan holding company, the acquiring company must obtain the approval of the OTS. Additionally, Ohio law requires that any merger involving an Ohio savings and loan association, such as Franklin Savings, must be approved in advance by the Ohio Division of Financial Institutions.

In connection with these approvals, Cheviot Financial and Cheviot Savings have made the necessary applications with the OTS and the Ohio Division of Financial Institutions and such applications are currently being processed. There can be no assurance that Cheviot Financial and Cheviot Savings will obtain all required regulatory approvals, or that those approvals will not include terms, conditions or restrictions that may have an adverse effect on the Company or Cheviot Financial or that may prevent the merger from occurring. Approvals obtained may include required waiting periods before the merger may be completed.

Other than the filings described above, neither the Company nor Cheviot Financial is aware of any regulatory approvals required to be obtained, or waiting periods to expire, to complete the merger. If the parties discover that other approvals or waiting periods are necessary, they will seek to obtain or comply with them. If any additional approval or action is needed, however, the Company or Cheviot Financial may not be able to obtain it, as is the case with respect to the other necessary approvals. Even if the Company and Cheviot Financial obtain all necessary approvals, and the merger agreement is adopted by the Company's stockholders, conditions may be placed on any such approval that could cause either the Company or Cheviot Financial to abandon the merger.

Interests of Our Directors and Executive Officers in the Merger

Our directors and executive officers may be deemed to have financial interests in the merger that are in addition to, or different from, their interests as stockholders of the Company.

Our board of directors was aware of these interests and considered them, among other matters, in approving the merger and the merger agreement.

Stock Options

Under the terms of the merger agreement, each stock option held by our employees and directors (including our executive officers) that is outstanding immediately prior to the effective time of the merger, whether vested or unvested, will be cancelled and converted into the right to receive a cash amount equal to (i) the number of shares of common stock underlying the unexercised stock option, multiplied by (ii) the excess, if any, of $14.50 over the exercise price per share of the option.

The following table identifies, for each executive officer and each director of the Company and Franklin Savings, the aggregate number of shares of common stock subject to outstanding vested and unvested stock options and the exercise price of such stock options. Thomas H. Siemers, Steven R. Sutermeister, Barry M. Windholtz and J. Craig Rambo do not hold any vested or unvested options to purchase our common stock.

Stock Options Held by Executive Officers and Directors at December 15, 2010

Name	Number of Securities Underlying Unexercised Options/ Exercisable	Number of Securities Underlying Unexercised Options/ Unexercisable	Option Exercise Price (1)	Option Expiration Date
John J. Kuntz	--	33,000	$ 0.01	04/16/20
	125	--	17.67	03/01/14
	125	--	17.67	03/01/14
	125	--	17.67	03/01/14
	125	--	20.38	03/01/15
	125	--	20.38	03/01/15
	125	--	20.38	03/01/15
	750	**33,000 (2)**		

Stock Options Held by Executive Officers and Directors at December 15, 2010

Name	Number of Securities Underlying Unexercised Options/ Exercisable	Number of Securities Underlying Unexercised Options/ Unexercisable	Option Exercise Price (1)	Option Expiration Date
Gretchen J. Schmidt	750	--	$ 7.75	03/01/11
	750	--	7.75	03/01/11
	750	--	7.75	03/01/11
	1,500	--	10.14	03/01/12
	1,500	--	10.14	03/01/12
	1,500	--	10.14	03/01/12
	1,500	--	13.73	03/01/13
	1,500	--	13.73	03/01/13
	1,500	--	13.73	03/01/13
	750	--	17.67	03/01/14
	750	--	17.67	03/01/14
	750	--	17.67	03/01/14
	750	--	20.38	03/01/15
	750	--	20.38	03/01/15
	750	--	20.38	03/01/15
	15,750			
Daniel T. Voelpel	750	--	$ 10.14	03/01/12
	1,500	--	10.14	03/01/12
	1,500	--	10.14	03/01/12
	1,500	--	13.73	03/01/13
	1,500	--	13.73	03/01/13
	1,500	--	13.73	03/01/13
	750	--	17.67	03/01/14
	750	--	17.67	03/01/14
	750	--	17.67	03/01/14
	750	--	20.38	03/01/15
	750	--	20.38	03/01/15
	750	--	20.38	03/01/15
	12,750			

Stock Options Held by Executive Officers and Directors at December 15, 2010				
Name	Number of Securities Underlying Unexercised Options/ Exercisable	Number of Securities Underlying Unexercised Options/ Unexercisable	Option Exercise Price (1)	Option Expiration Date
Lawrence J. Spitzmueller	100	--	$ 10.14	03/01/12
	500	--	10.14	03/01/12
	500	--	10.14	03/01/12
	500	--	13.73	03/01/13
	500	--	13.73	03/01/13
	500	--	13.73	03/01/13
	750	--	17.67	03/01/14
	750	--	17.67	03/01/14
	750	--	17.67	03/01/14
	750	--	20.38	03/01/15
	750	--	20.38	03/01/15
	750	--	20.38	03/01/15
	7,100			
		--		
Gregory W. Meyers	750		$ 20.38	03/01/15
	750	--	20.38	03/01/15
	750	--	20.38	03/01/15
	2,250			
		--		
Richard H. Finan	250		$ 17.67	03/01/14
	250	--	17.67	03/01/14
	250	--	17.67	03/01/14
	250	--	20.38	03/01/15
	250	--	20.38	03/01/15
	250	--	20.38	03/01/15
	1,500			

Stock Options Held by Executive Officers and Directors at December 15, 2010				
Name	Number of Securities Underlying Unexercised Options/ Exercisable	Number of Securities Underlying Unexercised Options/ Unexercisable	Option Exercise Price (1)	Option Expiration Date
John L. Nolting	500	--	$ 13.73	03/01/13
	500	--	13.73	03/01/13
	500	--	13.73	03/01/13
	250	--	17.67	03/01/14
	250	--	17.67	03/01/14
	250	--	17.67	03/01/14
	250	--	20.38	03/01/15
	250	--	20.38	03/01/15
	250	--	20.38	03/01/15
	3,000			
Mary W. Sullivan	500	--	$13.73	03/01/13
	500	--	13.73	03/01/13
	500	--	13.73	03/01/13
	250	--	17.67	03/01/14
	250	--	17.67	03/01/14
	250	--	17.67	03/01/14
	250	--	20.38	03/01/15
	250	--	20.38	03/01/15
	250	--	20.38	03/01/15
	3,000			

(1) Options to purchase common stock having an exercise price greater than the merger consideration of $14.50 per share will have no cash-out value in the merger and will be canceled without payment.

(2) Per the terms of the restricted option agreement, Mr. Kuntz's 33,000 unvested options would vest and become exercisable in connection with the merger; however, they will instead be terminated and cancelled without payment at the closing of the merger pursuant to an option termination agreement between the Company and Mr. Kuntz. If the merger does not occur, Mr. Kuntz's option will not be terminated.

Insurance and Indemnification

The merger agreement provides that, for a period of four years following the merger, Cheviot Financial and Cheviot Savings will indemnify and hold harmless to the fullest extent permitted by law and the Company's bylaws and certificate of incorporation, all past and present directors and officers of the Company and its subsidiaries against any losses, claims, damages, costs, expenses (including reasonable attorneys' fees and expenses), liabilities, judgments or amounts paid in settlement incurred in connection with any claim, action, suit, proceeding or investigation arising out of or pertaining to matters existing or occurring at or prior to the merger effective time.

Cheviot Financial further will continue in effect for four years from the merger effective date the current directors' and officers' liability insurance policy maintained by the Company (provided that Cheviot Financial may substitute therefor policies of comparable coverage with respect to matters occurring at or prior to the merger effective date, provided that Cheviot Financial is not required to spend an aggregate amount in excess of 175% of the annual premium currently paid by the Company for such insurance). If Cheviot Financial is unable to maintain or obtain the insurance called for by the merger agreement, Cheviot Financial will use its reasonable best efforts to maintain or obtain the most advantageous coverage as is available.

Change in Control Payments Pursuant to Employment Agreements

The Company's executive officers and certain other employees are parties to employment agreements with Franklin Savings which provide for payments in connection with a change in control of Franklin Savings. Under the terms of these agreements, an executive officer is eligible to receive certain severance payments and benefits if his or her employment with the Company is terminated (including a voluntary termination by the employee) in connection with or within 12 months after a change in control. Each of those individuals has entered into a letter agreement with Cheviot Financial in which both parties agree that the merger constitutes a change in control for purposes of his or her employment agreement, and that specify the amount to be paid to the individual upon his or her termination of employment.

The following table sets forth, for each of our executive officers and Thomas H. Siemers, the approximate amount of cash severance benefits that would be payable under such person's employment agreement if his or her employment were terminated immediately following the merger without cause or voluntarily by the person. The table also provides the total of all cash severance benefits payable in the merger under all employment agreements to which the Company is a party, which includes agreements with several employees who are not directors or executive officers of the Company. Because payments under the agreements are limited to amounts permitted under Section 280G of the Code, the payment amounts presented below may change based on inclusion of 2010 compensation (which cannot yet be determined).

Name	**Potential Cash Severance Payment Under Employment Agreement (1)**
John J. Kuntz	$ 0
Gregory W. Meyers	417,869
Gretchen J. Schmidt	458,221
Thomas H. Siemers	267,000
Lawrence J. Spitzmueller	290,231
Daniel T. Voelpel	427,164
Total Cash Severance Due to Executive Officers and Directors Under Employment Agreements	$1,860,485

Name	Potential Cash Severance Payment Under Employment Agreement (1)
Total Cash Severance Due to Non-Executive Employees Under Employment Agreements	$ 829,374
Total Cash Severance Due to All Employees Under Employment Agreements	$ 2,689,859

(1) The amounts payable to all executive officers other than Mr. Siemers (whose severance payment is not in an amount sufficient to trigger Section 280G) will be recalculated after the end of 2010 to take into consideration compensation paid in 2010. In addition, the amount payable to one employee who is not an executive officer is based, in part, on the employee's quarterly bonus. The cash severance payable to this employee was calculated by using the employee's bonus payable through September 30, 2010, the last period for which the bonus could be determined. Accordingly, the amount of cash severance payable to this employee will be adjusted to take into consideration the employee's bonus payable for periods after September 30, 2010.

Individuals with employment agreements, whose cash severance payments are included in the table above, will receive no other severance or compensation of any kind in connection with the merger (other than payment for shares of the Company they own and options they hold, as discussed above, and the payment to Mr. Kuntz discussed below). Further, these individuals are not eligible to receive the general severance to be paid to employees of the Company and Franklin Savings who are terminated in the merger, which is discussed under the heading "The Merger Agreement – Employee Severance" in this proxy statement.

Kuntz Non-Compete Agreement

The Company and Mr. Kuntz are parties to an employment agreement dated as of April 12, 2010, and a restricted stock option award agreement dated as of April 16, 2010. Under the employment agreement, if Mr. Kuntz is terminated within 12 months following closing of the merger, he would receive a severance payment of 2.99 times his "base amount" as defined in Section 280G of the Code, reduced by the accelerated value of any unvested stock options. If the merger closed during calendar year 2010, Mr. Kuntz would have the right to a potential severance payment of $71,670. Under the option agreement, Mr. Kuntz has 33,000 unvested options remaining. These options would accelerate and vest upon closing of the merger. The value of the accelerated options precludes any severance payment to Mr. Kuntz under his employment agreement.

On November 17, 2010, Mr. Kuntz, Cheviot Financial and Cheviot Savings entered into a non-compete agreement. Mr. Kuntz agreed, for the two-year period following closing of the merger, to refrain from engaging in certain competitive activities in exchange for a lump-sum cash payment of $450,000 at closing. Further, Mr. Kuntz agreed to terminate both the employment agreement and the restricted option agreement without consideration. The only consideration to be received by Mr. Kuntz, other than payment for shares of the Company that he owns, is the payment under the non-compete agreement.

Appraisal Rights

The following is a summary of the steps that you must take if you wish to exercise appraisal rights with respect to the merger. This description is not complete. This is only a summary of the material provisions of Section 262 of the DGCL. You should read Section 262 in its entirety, a copy of which is attached as Appendix C, or a more complete discussion of the procedures. **If you fail to take any one of the required steps, your appraisal rights may be terminated under Delaware law.** If you are considering dissenting, you should consult your own legal advisor.

To exercise appraisal rights, you must satisfy four conditions:

- you must be a Company stockholder of record on December 15, 2010;
- you must deliver to the Company a written demand for payment of the fair cash value of your shares <u>before</u> the vote on the merger agreement at the special meeting;
- you must not vote your shares of Company common stock in favor of the proposal to adopt the merger agreement at the special meeting; and
- you must otherwise comply with the statutory requirements of the DGCL.

All demands for appraisal should be sent to the attention of Gretchen J. Schmidt, the Company's Secretary, at 4750 Ashwood Drive, Cincinnati, Ohio 45241.

Fair cash value will be determined by the Delaware Court of Chancery and will exclude any appreciation or depreciation in market value resulting from the merger. The fair cash value of your shares may be higher, the same as, or lower than the market value of shares of Company common stock on the date of the merger.

The following is a more detailed description of the conditions you must satisfy to perfect your appraisal rights:

- You must be the record holder of the dissenting shares as of December 15, 2010. If you have a beneficial interest in shares of Company common stock that are held of record in the name of another person, you must cause the stockholder of record to follow the required procedures.
- You must not vote in favor of the merger agreement. This requirement is satisfied if:
    - you submit a properly executed proxy with instructions to vote "AGAINST" the adoption of the merger agreement or to "ABSTAIN" from the vote; or
    - you do not return a proxy or you revoke a proxy and you do not cast a vote at the special meeting in favor of the adoption of the merger agreement.

  If you vote in favor of the merger agreement, you will lose your appraisal rights. If you sign a proxy and return it but do not indicate a voting preference on the proxy, the proxy will be voted "FOR" the adoption of the merger agreement and will constitute a waiver of your appraisal rights.

- You must file a written demand with the Company before the vote of the Company's stockholders adopt the merger agreement. The written demand must include your name and address and the number of dissenting shares. Voting against the merger does not constitute a written demand as required under Delaware law.

- Within 120 days of the effective date of the merger, either the Company or you must file a petition with the Delaware Court of Chancery demanding a determination of the value of your the dissenting shares. The Court will determine the fair cash value per share. The costs of the proceeding, including reasonable compensation to appraisers, will be assessed as the Court considers equitable.

Your right to receive the fair cash value of your dissenting shares will terminate if:

- the merger does not become effective;

- you fail to make a timely written demand on the Company;

- you withdraw your demand;

- your shares are lost; or

- you or the Company fail to file a petition with the Court of Chancery within 120 days of the effective date of the merger. The Company is not required to file a petition if you fail to do so.

All rights accruing from the shares, including voting and dividend and distribution rights, are suspended from the time a dissenting stockholder makes a demand for appraisal with respect to such shares until the termination or satisfaction of the rights and obligations of the dissenting stockholder and the Company arising from such demand. During this period of suspension, any dividend or distribution paid on the common stock will be paid to the record owner as a credit upon the fair cash value thereof. If a stockholder's appraisal rights are terminated other than by purchase by the Company of the dissenting stockholder's common stock, then at the time of termination all rights will be restored and all distributions that would have been made, but for suspension, will be made.

THE MERGER AGREEMENT

The following summary describes the material provisions of the merger agreement. This summary is qualified in its entirety by reference to the complete text of the merger agreement, a copy of which is attached as Appendix A to this proxy statement. The provisions of the merger agreement are extensive and not easily summarized. Accordingly, this summary may not contain all of the information about the merger agreement that is important to you. The merger agreement is incorporated by reference in this proxy statement. We urge you to read the merger agreement carefully and in its entirety for a more complete understanding of the terms of the merger.

Additional information about Cheviot Financial or the Company may be found elsewhere in this proxy statement and in the other public filings that the Company and Cheviot Financial make with the SEC. *See "Where You Can Find More Information" beginning on page 55.*

The merger agreement contains representations and warranties that the parties made to and solely for the benefit of each other. The assertions embodied in those representations and warranties are subject, in some cases, to specified exceptions, qualifications, limitations and supplemental information, including knowledge qualifiers and contractual standards of materiality, such as materiality qualifiers and the occurrence of a material adverse effect, that are different from those generally applicable under federal securities laws. In some circumstances specific facts may exist that contradict the representations and warranties made in the merger agreement, and they are further qualified by detailed information set forth in a disclosure schedule provided by us in connection with signing the merger agreement. While the Company does not believe that the disclosure schedule contains non-public information that the securities laws require to be publicly disclosed, the disclosure schedule does contain detailed information that modifies, qualifies and creates exceptions to our representations and warranties set forth in the merger agreement. In addition, some representations and warranties may have been included in the merger agreement for the purpose of allocating risk between the Company and Cheviot Financial rather than to establish matters as facts.

The merger agreement is described in this proxy statement, and included as Appendix A hereto, only to provide you with information regarding its terms and conditions, and not to provide any other factual information regarding the Company or the business. Accordingly, you should not rely on the representations and warranties as characterizations of the actual state of facts, since (i) they were only made as of the date of the merger agreement or, in some instances, as of a prior, specified date, (ii) in some cases they are subject to knowledge, materiality and material adverse effect qualifiers, and (iii) they are modified in important part by detailed information included in the disclosure schedule. Finally, information concerning the subject matter of the representations and warranties may have changed since the date of the merger agreement, which subsequent information may or may not be fully reflected in the Company's public disclosures.

Structure of the Merger

Under the merger agreement, Merger Sub will merge with and into the Company, with the Company continuing as the surviving entity. The officers and directors of Merger Sub immediately prior to the merger will be the officers and directors of the Company after the merger. The effective time of the merger is sometimes referred to in this proxy statement as the "effective time."

The certificate of incorporation and the bylaws of the Company will be amended and restated in their entirety to the language of the certificate of incorporation and the bylaws of Merger Sub and, as so amended and restated, will be the certificate of incorporation and bylaws of the surviving corporation, until later amended.

Closing of the Merger

The closing of the merger will take place in no event later than 15 business days after the last condition precedent (other than the delivery of certificates or other instruments and documents to be delivered at closing) pursuant to the merger agreement has been fulfilled or waived, or on such other date as to which we and Cheviot Financial mutually agree. The parties will file a certificate of merger with the Division of Corporations of the State of Delaware on the closing date of the merger. The merger will become effective when the certificate of merger is filed or at such later time as we and Cheviot Financial may agree upon and specify in the certificate of merger. Subject to the receipt of all necessary regulatory approvals, we currently anticipate the closing will occur in the first quarter of 2011.

Merger Consideration and Conversion of the Company's Common Stock

At the effective time of the merger, each share of our common stock issued and outstanding immediately prior to the effective time (other than common stock owned by the Company and its subsidiaries and Cheviot Financial and its subsidiaries and dissenting shares) will be converted into the right to receive $14.50 in cash, without interest.

Treatment of Company Stock Option Awards

At the effective time of the merger, each outstanding option to purchase our common stock, whether or not vested, will be cancelled and converted into the right to receive a cash payment in an amount equal to the excess, if any, of $14.50 over the exercise price of the option, multiplied by the number of shares subject to the option.

Exchange of Stock Certificates

Prior to the closing of the merger, Cheviot Financial will engage an exchange agent to handle the exchange of the Company stock certificates for cash. Within five business days following the effective time, the exchange agent will send a letter of transmittal and instructions to each of our former stockholders explaining the procedure for surrendering Company stock certificates for the applicable cash payment. **You should not return your stock certificate(s) with the enclosed proxy card, and should not forward your stock certificates to the exchange agent without a letter of transmittal.**

After the effective time, each certificate that previously represented our common stock will only represent the right to receive payment of the merger consideration, less any required withholdings under tax or other applicable laws. After the effective time, there will be no further registration of transfers of shares of our stock.

No consideration will be paid to a holder of stock until the shares are surrendered to the exchange agent, together with a duly completed and validly executed letter of transmittal and any other documents as the exchange agent may reasonably require. No interest will be paid or will accrue on the cash payable upon surrender of any certificate. The consideration may be paid to a person other than the person in whose name the corresponding certificate is registered if the certificate is properly endorsed or is otherwise in the proper form for transfer and is accompanied by reasonable evidence that any applicable stock transfer taxes have been paid, are not applicable or will be paid by such transferee. Stockholders no longer in possession of their stock certificates because they have been lost, stolen or destroyed may, in exchange for the merger consideration, deliver an affidavit and, if required, place a bond against potential claims with respect to the missing certificates in a reasonable amount as Cheviot Financial may determine.

None of Cheviot Financial, the Company, Merger Sub, the surviving corporation or the exchange agent will be liable to any stockholder for any amounts delivered to a public official pursuant to any applicable abandoned property, escheat or similar laws. All funds held by the exchange agent for payment to the holders of shares that are not disbursed six months after the effective time of the merger will be delivered to Cheviot Financial. Thereafter, each holder of a certificate formerly representing shares of our common stock entitled to the merger consideration who has not received the merger consideration must look only to Cheviot Financial for payment.

Representations and Warranties

The merger agreement contains representations and warranties made by us and Franklin Savings relating to, among other things, the following:

- due incorporation, good standing, qualification and corporate power, organizational documents and authorizations, subsidiaries, licenses and permits to conduct its business;
- capitalization and outstanding equity awards;
- corporate authority to enter into and perform the merger agreement, approval of the merger agreement by the boards of the Company and Franklin Savings, and the enforceability of the merger agreement;
- absence of conflicts of the merger agreement and the transactions contemplated thereby with organizational documents, material contracts, permits or applicable law;
- required governmental and regulatory filings or consents;
- financial statements;
- tax matters, including payment of taxes and filing of returns;
- absence of certain changes or events and conduct of business since December 31, 2009;
- material contracts, leases and defaults;
- title to real and personal property owned and insurance coverage;
- legal proceedings;
- compliance with applicable laws, including financial institutions and lending laws and regulations;

- permits, licenses, approvals, authorizations and agreements of and with regulatory authorities;
- employee benefit plan matters, and post-employment and deferred compensation matters;
- brokers and finders' fees due in connection with the merger;
- environmental matters;
- loan portfolio, adequacy of loan loss allowance, classified assets, and collectability of loans receivable;
- accuracy of information contained in the Company's SEC filings and compliance with SEC regulations;
- related party transactions;
- severance, change in control and termination benefits;
- brokered deposits;
- registration obligations;
- inapplicability to the merger of anti-takeover laws;
- receipt of the fairness opinion from ParaCap;
- risk management instruments;
- intellectual property rights; and
- bank-owned life insurance policies.

The representations and warranties of Cheviot Financial and Cheviot Savings are more limited and relate to, among other things, the following:

- due incorporation, good standing, qualification and corporate power, organizational documents and authorizations and licenses and permits to conduct business;
- corporate authority to enter into and perform the merger agreement, enforceability of the merger agreement and approval of the merger agreement by the boards of directors of Cheviot Financial and Cheviot Savings;
- absence of conflicts of the merger agreement and the transactions contemplated thereby with organizational documents, material contracts, permits or applicable law;
- required governmental filings or consents;

- financial statements;
- compliance with all applicable laws and regulations;
- adequacy and current availability of funds to make all required payments in connection with the merger;
- regulatory approvals; and
- legal proceedings.

Certain of the representations and warranties of the Company and Franklin Savings and of Cheviot Financial and Cheviot Savings are qualified as to "materiality" or "material adverse effect." For purposes of the merger agreement, "material adverse effect" means, as to the Company, Franklin Savings, or Cheviot Financial, Cheviot Savings or their subsidiaries, an effect, change, occurrence or event that (i) is or would reasonably be expected to be material and adverse to the financial condition, assets, liability, results of operations or business of the party and its subsidiaries taken as a whole or (ii) does or would materially impair the ability of the party to perform its obligations under the merger agreement or materially impede consummation of the transactions contemplated by the merger agreement. In determining whether a material adverse effect has occurred, there are specified exceptions, including the effect of (i) changes in laws and regulations affecting banks or thrift institutions or their holding companies generally, (ii) changes in generally accepted accounting principles ("GAAP") or regulatory accounting principles generally applicable to financial institutions or their holding companies, (iii) actions and omissions taken with the prior written consent of the other party, (iv) the announcement of the merger agreement and the transactions contemplated thereby and compliance with the merger agreement, (v) charges or reserves taken by Franklin Savings and the Company at the request of Cheviot Financial, (vi) changes in the value of assets or liabilities resulting from changes in interest rates generally and (vii) any failure by the Company to meet internal projections or revenue or earnings predictions (although the facts giving rise to or contributing to such failure may be a material adverse effect).

The representations and warranties in the merger agreement do not survive the closing of the merger.

Covenants Relating to Conduct of Business

The Company and Franklin Savings have agreed to covenants in the merger agreement that affect the conduct of our businesses between the date the merger agreement was signed and the effective time of the merger. Prior to the effective time, subject to specified exceptions, we are required to conduct business in the ordinary course and consistent with past practices, use commercially reasonable efforts to preserve our business organizations and goodwill and relationships with customers and others having business dealings with us, and to maintain good relationships with our employees. In addition, absent the written consent of Cheviot Financial and subject to specified exceptions, we will not, and will not permit any of our subsidiaries to (or agree to):

- change our organizational documents or waive or release any material rights;
- change the number of our authorized shares, adjust, split, combine, or reclassify any of our capital stock, or issue or acquire any of our capital stock or rights related to our capital stock;
- declare or pay any dividend or distribution;
- grant or agree to pay any bonus, severance or termination to, or enter into, extend or amend any compensation or benefit plans or agreements;
- enter into or modify any pension, retirement, stock option, savings, profit sharing, deferred compensation or other employee benefit, incentive or other welfare contract or plan;
- merge or consolidate with another company, sell or lease a substantial portion of our assets or business, adopt a plan of liquidation or dissolution, or make any acquisition of all or any substantial portion of any other business;
- sell, lease, license, subject to a lien or dispose of any assets other than in the ordinary course of business;
- make any change in material banking policies except as required by law, regulatory authorities or GAAP;
- acquire any new loan participations or loan servicing rights;
- originate, participate in or purchase any new loan (other than loans originated for sale into the secondary market) or other credit facility commitment outside of our primary market area, or in excess of $250,000 in our primary market area, in each case excluding loans originated for sale in the secondary market;
- renew or extend any lease for a term of greater than one year;
- make any capital expenditures in excess of $10,000 individually or $50,000 in the aggregate, other than pursuant to existing binding commitments;
- engage in any new loan with a director or officer;
- materially change the pricing strategies of Franklin Savings with respect to its deposit or loan accounts except for changes in the ordinary course of business;
- enter into any agreement or arrangement outside the ordinary course of business;
- change our method of accounting, except as required by regulatory authorities or generally accepted accounting principles;

- enter into any futures or options contract or hedging transaction;
- invest in "high risk" mortgage derivative investments;
- discharge or satisfy any lien or encumbrance or pay any material lien or liability;
- grant any preferential right to purchase any of our assets;
- take any action that would knowingly result in any of our representations or warranties contained in the merger agreement not to be true and correct in any material respect or that could reasonably be expected to result in a material delay in consummation of the transactions contemplated by the merger agreement;
- foreclose on certain types of properties without first obtaining a phase one environmental report;
- settle any claim or proceeding involving an amount in excess of $25,000, except in the ordinary course of business consistent with past practice; or
- take any action that violates any agreement with banking regulators.

Regulatory Approvals

The merger agreement provides that Cheviot Financial and Cheviot Savings will prepare all regulatory applications and pay all related filing fees. The parties are each required to cooperate with the other in obtaining regulatory approvals, and each will consult with each other and furnish all information necessary to take all actions and do all things advisable, proper or necessary under the merger agreement and applicable laws to consummate the merger and the other transactions contemplated by the merger agreement as promptly as practicable. More information on the required regulatory approvals and notices is available in the section entitled "The Merger – Governmental and Regulatory Approvals" in this proxy statement.

Indemnification and Insurance

The merger agreement provides that for a period of four years following the merger, Cheviot Financial and Cheviot Savings will indemnify and hold harmless, to the fullest extent permitted by law, all past and present directors and officers of the Company and its subsidiaries against any losses, claims, damages, costs, expenses (including reasonable attorneys' fees and expenses), liabilities, judgments or amounts paid in settlement incurred in connection with any claim, action, suit, proceeding or investigation arising out of or pertaining to matters existing or occurring at or prior to the merger effective time.

Cheviot Financial and Cheviot Savings also will continue in effect for four years from the current directors' and officers' liability insurance policy maintained by the Company (provided that Cheviot Financial may substitute therefor policies of comparable coverage with respect to matters occurring at or prior to the merger effective date, provided that Cheviot Financial is not required to spend an aggregate amount in excess of 175% of the annual premium currently paid by the Company for such insurance). If Cheviot Financial is unable to maintain or obtain the insurance called for by the merger agreement, Cheviot Financial will use its reasonable best efforts to maintain or obtain the most advantageous coverage as is available.

No Solicitations by the Company

Under the terms of the merger agreement, subject to certain exceptions described below, the Company and Franklin Savings have agreed that they will not, and will not permit their representatives to, directly or indirectly, solicit, encourage or facilitate any inquiry with respect to or the making of, any proposal that is or could reasonably be expected to lead to an acquisition proposal (as described below) or participate in any discussions or negotiations regarding or endorse an acquisition proposal.

Under the merger agreement, an "acquisition proposal" means:

- any offer or proposal for a merger, consolidation, business combination or similar transaction involving the Company or any of its subsidiaries;
- any offer or proposal for a sale, lease transfer or disposition of 20% or more of the consolidated assets of the Company and its subsidiaries, in a single transaction or a series of related transactions;
- any offer or proposal for a tender or exchange of 20% or more of the outstanding shares of the Company's common stock; or
- any public announcement of a proposal or plan regarding one of the foregoing.

Within two days of receipt of any acquisition proposal or any proposal that could reasonably be expected to lead to an acquisition proposal, we must provide oral and, within five business days, written notice to Cheviot Financial of such proposal setting forth the material terms and conditions of such proposal, including the identity of the party making the proposal and any documents evidencing the proposal. Additionally, we are required to keep Cheviot Financial reasonably informed of the current status of any such acquisition proposal and to provide copies of all correspondence between the Company and the party proposing such transaction.

Our board of directors may provide information to or enter into discussions or negotiations with any party that makes an unsolicited, written, bona fide acquisition proposal if:

- the board reasonably determines, in consultation with its independent financial advisors, that such proposal, after taking into account the impact of financing and regulatory risks, may be superior from a financial point-of-view to our stockholders;
- the board, after consultation with legal counsel, determines in good faith that such action is reasonably necessary for the board to comply with its fiduciary duties to our stockholders;
- prior to furnishing such information to, or entering into discussions or negotiations with, such person or entity, we (i) provide reasonable advance notice to Cheviot

Financial that we are furnishing information to or entering into discussions with such person and (ii) receive from such person an executed confidentiality agreement; and

- the special meeting of our stockholders to adopt the merger agreement has not occurred.

The merger agreement does not prevent the board from complying with applicable law regarding tender or exchange offers. The merger agreement permits the board, prior to obtaining stockholder approval and in connection with a superior proposal, to withdraw, modify or fail to make the recommendation that our stockholders approve the merger agreement if the board determines, after consultation with legal counsel, that it is reasonably necessary to do so for it to comply with its fiduciary duties.

A "superior proposal" is any acquisition proposal that our board of directors determines in good faith, after consultation with its legal counsel and financial advisors, may be more favorable to our stockholders than the merger and that must be considered by the board to perform its fiduciary duties to our stockholders.

Recommendation of the Board

Our board of directors has agreed to recommend that our stockholders adopt the merger agreement. The board, however, may withhold, modify or change its recommendation in connection with a superior proposal if it determines, after consultation with its legal advisors, that the failure to do so would be inconsistent with the directors' fiduciary duties under applicable law.

Employee Benefits and Plans

Under the terms of the merger agreement, Cheviot Financial may choose to maintain separately, merge, freeze or terminate our compensation and benefits plans. Cheviot Financial and the Company have agreed in the merger agreement that, if Cheviot Financial freezes or terminates these compensation or benefits plans, our employees will be eligible to participate in any similar Cheviot Savings employee plan immediately upon such merger or termination. Continuing employees will receive credit for service with us or Franklin Savings for purposes of determining eligibility and vesting but not for purposes of accruing or computing benefits under any similar Cheviot Financial or Cheviot Savings benefit plan. Such service shall also apply for purposes of satisfying waiting periods, actively-at-work requirements and evidence of insurability requirements.

In the event of the termination of any health, disability or life insurance plan, or the consolidation of any such plan with any Cheviot Financial or Cheviot Savings health, disability or life insurance plan, Cheviot Financial and Cheviot Savings will make available to continuing employees and their dependents health, disability or life insurance coverage on the same basis as it provides such coverage to employees of Cheviot Financial and Cheviot Savings. Employees who become covered under a Cheviot Financial and Cheviot Savings health plan will receive credit for any deductibles paid under the health plan of the Company or Franklin Savings for purposes of satisfying the deductible limitations of the Cheviot Financial or Cheviot Savings health plan for the plan year in which the coverage commences. Further, any pre-existing condition, limitation or exclusion in the health plan of Cheviot Financial or Cheviot Savings will not apply to continuing employees or their covered dependents who have satisfied the pre-existing condition exclusion waiting period under the Company's or Franklin Savings' health plan. Continuing employees will be given credit under Cheviot Savings' health plan with respect to any out-of-pocket expenses incurred under our health plans.

Employee Severance

Cheviot Financial has agreed that each employee who has at least one full year of service as of the effective date of the merger, who does not have a separate employment or severance agreement and who (i) is not offered employment with Cheviot Financial or Cheviot Savings or (ii) is involuntarily terminated by Cheviot Financial or Cheviot Savings (other than for cause) within six months after the merger will receive a severance payment of two weeks of base pay (at the rate in effect on the termination date) for each full year of service at the Company or Franklin Savings (up to a maximum of 26 weeks of base pay). Fractional years of service will be rounded up or down to the nearest full year.

Maintenance of Reserves; System Conversion

We have agreed to maintain our allowance for loan losses in accordance with GAAP and all regulatory requirements. At the request of Cheviot Financial, we will establish additional accruals to conform the accounting practices and methods of the Company to those of Cheviot Financial (so long as Cheviot Financial agrees in writing that all conditions to closing set forth in the merger agreement with respect to Cheviot Financial have been satisfied or waived and so long as our independent registered public accountant does not believe that such action would contravene GAAP).

We have further agreed to confer and cooperate with Cheviot Financial in the conversion of Franklin Savings' data processing and related electronic informational systems to those used by Cheviot Financial and Cheviot Savings.

Other Covenants and Agreements

The merger agreement contains other covenants and agreements, including covenants and agreements relating to cooperation between Cheviot Financial and the Company in the preparation of this proxy statement and public announcements regarding the merger. Among other things, we have also agreed to hold the special meeting of the Company stockholders to adopt the merger agreement, to maintain insurance coverage and to pay required taxes.

Voting Agreements of Directors and Executive Officers

As a condition to entering into the merger agreement, Cheviot Financial required that each director and executive officer of the Company and Franklin Savings sign a letter agreement in which each agreed to (i) vote his or her shares of Company stock in favor of the merger, (ii) vote against approval or adoption of any other merger or transaction, (iii) not sell, transfer or otherwise dispose of common stock of the Company and (iv) not vote to rescind or amend any prior vote. These voting agreements will terminate upon any termination of the merger agreement.

Conditions to the Closing of the Merger

The obligations of Cheviot Financial, Merger Sub and the Company to complete the merger are subject to the satisfaction or waiver of the following conditions:

- Each party has authorized the execution, delivery and performance of the merger agreement and has delivered certified copies of the resolutions evidencing such authorizations;
- Each party's obligations and covenants in the merger agreement have been performed as of or prior to the merger effective date;
- Each of the representations and warranties of the parties in the merger agreement is true and correct as of the merger effective date;
- Cheviot Financial has received all regulatory approvals and other approvals necessary to effect the merger;
- There is no order, decree or injunction of a court or agency of competent jurisdiction that prevents or prohibits consummation of the transactions contemplated by the merger agreement;
- Cheviot Financial has delivered the merger consideration to the exchange agent;
- Our stockholders have adopted the merger agreement at the special meeting;
- No material adverse effect has occurred with respect to the Company;
- The holders of no more than 12.5% of our outstanding shares of common stock have qualified for appraisal rights under Section 262 of the DGCL;
- Neither we nor Franklin Savings shall have received and entered into any new regulatory agreements;
- Cheviot Financial has delivered the aggregate merger consideration to the exchange agent; and
- The Company and Cheviot Financial have delivered to each other certificates, dated the closing date and signed by their chairman of the board or president, to the effect that the conditions of such Agreement to consummate the transactions have been satisfied.

Before the closing of the merger, we or Cheviot Financial may each waive any of the other party's conditions to closing and complete the merger even though one of these conditions has not been met. However, the approval of our stockholders and all regulatory approvals are necessary to close the merger and cannot be waived.

Transaction Fees and Expenses

Cheviot Financial and the Company have agreed that, whether or not the merger is closed, all expenses incurred in connection with the merger agreement and the transactions contemplated by the merger agreement will be paid by the party incurring the expenses. However, under certain circumstances, we may be required to pay Cheviot Financial a $980,000 termination fee.

Termination of the Merger Agreement

The merger agreement may be terminated at any time prior to the merger effective time, whether before or after approval of our stockholders:

- by mutual written consent of the parties authorized by their respective boards of directors; or

- by either Cheviot Financial or the Company if:

  - the merger effective date shall not have occurred on or prior to June 30, 2011;

  - our stockholders fail to approve this merger agreement at the special meeting; or

  - any regulatory authority formally disapproves or fails to provide necessary approval.

However, neither the Company nor Cheviot Financial may terminate for the foregoing reasons if its failure to perform or observe its obligations under the merger agreement on or before the merger effective date caused such reason to occur.

The merger agreement may be terminated by Cheviot Financial if:

- the conditions to closing set forth in the merger agreement cannot be satisfied by us;

- we or Franklin Savings have materially breached any of our covenants, agreements or obligations and the breach has not been remedied within 30 days after notice of such breach;

- any regulatory authority approves the transactions contemplated but with conditions attached that are unduly burdensome;

- we have received a superior proposal, and in accordance with the merger agreement, our board of directors withdraws, qualifies or fails to make its recommendation that our stockholders adopt the merger agreement; or

- any condition to Cheviot Financial's and Cheviot Savings' obligations to close cannot be fulfilled by us and is not waived by Cheviot Financial.

The merger agreement may be terminated by the Company if:

- the conditions to closing set forth in the merger agreement cannot be satisfied by Cheviot Financial;
- Cheviot Financial or Cheviot Savings materially breaches any of its covenants, agreements or obligations and the breach has not been remedied within 30 days after notice from us;
- any condition to our or Franklin Savings' obligation to close cannot be fulfilled by Cheviot Financial or Cheviot Savings and is not waived by us; or
- we have received a superior proposal and, in accordance with the merger agreement, our board of directors has made a determination to accept the superior proposal. However, in this instance, we cannot terminate the merger agreement until the expiration of seven business days following Cheviot Financial's receipt of written notice advising it of the material terms and conditions of the superior proposal (including a copy thereof) identifying the person making the superior proposal and Cheviot Financial fails to respond within the specified period or fails to agree to adjust the terms and conditions of the merger agreement to enable us to complete the merger. If we determine to pursue a superior proposal, we must pay Cheviot Financial the termination fee discussed below.

Termination Fee

We will pay Cheviot Financial a $980,000 termination fee if the merger agreement is terminated under the following circumstances:

- Cheviot Financial terminates the merger agreement because our board of directors has withdrawn, qualified or failed to make its recommendation that our stockholders adopt the merger agreement due to a superior proposal;
- we terminate the merger agreement because we have received a superior proposal, our board has determined to pursue the superior proposal and Cheviot Financial has not adjusted the terms of the merger agreement as would enable us to proceed with the merger within the time period specified in the merger agreement; or
- we enter into a definitive agreement relating to an acquisition proposal or consummate an acquisition proposal with any person other than Cheviot Financial within 12 months after any of the following:
    - the failure of our stockholders to approve the merger agreement after the occurrence of an acquisition proposal or the public announcement by any person that such person has made, or intends to make, an acquisition proposal,

- termination by Cheviot Financial because certain of the conditions to closing set forth in the merger agreement cannot be satisfied by us or there is a material breach of a covenant, agreement or obligation of the Company or Franklin Savings and we have not remedied such breach, or

- June 30, 2011, if our stockholders have not adopted the merger agreement due to a breach of the merger agreement by us or by Franklin Savings.

Governing Law

The merger agreement is governed by the laws of the State of Ohio except that federal law or regulations applicable to financial institutions will control.

Amendments, Extensions and Waivers of the Merger Agreement

The Company and Cheviot Financial have agreed that the merger agreement may be amended by the parties at any time before adoption of the merger agreement by our stockholders. After adoption of the merger agreement by our stockholders, no amendment may be made to the merger agreement to reduce the amount or change the form of the merger consideration without further stockholder approval.

The parties have also agreed that, prior to the closing of the merger, the parties will be allowed to extend the time for the performance of any of the obligations or other acts of the other parties, waive any inaccuracies in the representations and warranties contained in the merger agreement or in any document delivered pursuant to the merger agreement and waive compliance with any of the agreements or conditions contained in the merger agreement. However, the requirements that our stockholders adopt the merger agreement and that all required regulatory approvals have been obtained cannot be waived.

MARKET PRICE OF THE COMPANY'S COMMON STOCK AND DIVIDENDS

Our common stock is traded on NASDAQ under the symbol "FFHS". On December 15, 2010, our common stock was held by 304 stockholders of record. The following table shows the high and low per share closing sales prices for our common stock for each quarterly period within our last two completed fiscal years, the first three quarters of 2010, and the fourth quarter of 2010 through December 16, 2010, the last trading day prior to the printing of this proxy statement:

Year	Low	High
2008:		
1st Quarter	$ 6.33	$ 10.20
2nd Quarter	7.10	9.74
3rd Quarter	4.51	10.49
4th Quarter	3.00	11.50

Year	Low	High
2009:		
1st Quarter	$ 1.50	$ 5.96
2nd Quarter	3.06	6.50
3rd Quarter	4.50	6.50
4th Quarter	5.55	8.43
2010:		
1st Quarter	$ 5.20	$ 9.00
2nd Quarter	7.47	16.49
3rd Quarter	5.40	10.93
4th Quarter (through December 16, 2010)	7.05	14.34

Dividends are paid upon the determination of our Board of Directors that such payment is consistent with the short-term and long-term interests of the Company. The factors affecting this determination include our current and projected earnings, financial condition, regulatory restrictions, future growth plans and other relevant factors. Due to current economic conditions and to conserve capital, we reduced our quarterly dividend 50% in September 2008 and in March 2009 suspended dividend payments. In addition, we have entered into an agreement with the OTS not to pay dividends, make capital distributions or repurchase shares without OTS approval.

In addition to the agreement with the OTS, we are subject to the requirements of Delaware law which generally limit dividends to an amount equal to the excess of a corporation's net assets over paid in capital or, if there is no such excess, to its net profits for the current and immediately preceding fiscal year.

PRINCIPAL STOCKHOLDERS

The table below identifies the only persons known to us to own beneficially (within the meaning of Rule 13d-3 under the Exchange Act) more than 5% of our outstanding shares of common stock:

Name and Address	Shares Beneficially Owned	Percent of Class
Thomas H. Siemers (1) 4750 Ashwood Drive Cincinnati, Ohio 45241	403,707	23.95
The Franklin Savings and Loan Company Employee Stock Ownership Plan (2) 4750 Ashwood Drive Cincinnati, Ohio 45241	207,388	12.30
Lenox Wealth Management, Inc. (3) 8044 Montgomery Road, Suite 480 Cincinnati, Ohio 45236	167,265	9.95

(1) See footnote (7) in the following table.

(2) All shares held by the ESOP are also included as shares deemed to be beneficially owned by Mr. Siemers as Trustee of the ESOP.

(3) Based upon information contained in a Schedule 13D filed by Lenox Wealth Management, Inc. with the Securities and Exchange Commission on May 18, 2009, and amended on June 26, 2009, October 7, 2009, November 12, 2009, December 8, 2009, February 16, 2010, February 24, 2010, March 26, 2010, April 5, 2010, April 13, 2010, April 15, 2010, April 19, 2010, April 23, 2010, May 7, 2010, May 11, 2010, May 14, 2010, June 8, 2010, June 11, 2010, June 18, 2010, June 23, 2010, July 2, 2010, July 9, 2010 and November 17, 2010. According to the Schedule 13D, as amended, Lenox Wealth Management, Inc. reported sole voting power and sole dispositive power over 167,265 shares.

STOCKHOLDINGS OF DIRECTORS AND MANAGEMENT

As of the record date, our and Franklin Savings' directors and executive officers beneficially owned shares of our common stock as set forth in the table below:

Name (1)	Shares Beneficially Owned (2)	Percent of Class (3)
Richard H. Finan	81,674 (4)	4.84
John J. Kuntz	7,150 (5)	0.42
Gretchen J. Schmidt	83,913 (6)	4.93
Thomas H. Siemers	403,707 (7)	23.95
Mary W. Sullivan	6,375 (8)	0.38
Daniel T. Voelpel	68,960 (9)	4.06
John L. Nolting	4,750 (10)	0.28
J. Craig Rambo	600	0.04
Steven R. Sutermeister	2,460	0.15
Barry M. Windholtz	150	0.01
Lawrence J. Spitzmueller	15,572 (11)	0.92
Gregory W. Meyers	6,180 (12)	0.37
All directors and executive officers of the Company and Franklin as a group (12 persons)	681,491 (13)	39.35

(1) Each of the persons listed in this table may be contacted at our address at 4750 Ashwood Drive, Cincinnati, Ohio 45241.

(2) Unless otherwise indicated by footnote, the individual has sole voting and investment power for all shares reported as beneficially owned.

(3) Based on 1,685,684 shares outstanding, plus the number of vested stock options held by the person or group.

(4) Includes 1,500 shares that may be acquired upon the exercise of stock options and 37,500 shares owned by Mr. Finan's spouse.

(5) Includes 750 shares that may be acquired upon the exercise of stock options.

(6) Includes 15,750 shares that may be acquired upon the exercise of stock options, 22,222 shares allocated to Ms. Schmidt's account in The Franklin Savings and Loan Company Employee Stock Ownership Plan (the "ESOP") and 1,350 shares owned by Ms. Schmidt's children.

(7) Includes 41,885 shares allocated to Mr. Siemers' ESOP account as to which he has sole voting and investment power, 33,656 shares owned by Mr. Siemers' spouse and 165,503 shares owned by the ESOP and allocated to the accounts of participants other than Mr. Siemers as to which Mr. Siemers is deemed to share investment power as the ESOP Trustee.

(8) Includes 3,000 shares that may be acquired upon the exercise of stock options and 1,500 shares owned jointly with Ms. Sullivan's spouse.

(9) Includes 12,750 shares that may be acquired upon the exercise of stock options, 33,764 shares allocated to Mr. Voelpel's ESOP account and 19,020 held jointly with Mr. Voelpel's spouse.

(10) Includes 3,000 shares that may be acquired upon the exercise of stock options.

(11) Includes 7,100 shares that may be acquired upon the exercise of stock options and 7,002 shares allocated to Mr. Spitzmueller's ESOP account.

(12) Includes 2,250 shares that may be acquired upon the exercise of stock options and 1,929 shares allocated to Mr. Meyers' ESOP account.

(13) Includes shares held directly, shares allocated to executive officers' accounts in the ESOP, shares that may be acquired upon the exercise of stock options within the next 60 days and shares held by certain family members over which the specified persons effectively exercise sole or shared voting and investment power. Also includes the shares that may be deemed to be beneficially owned by Mr. Siemers as Trustee of the ESOP. Shares owned by the ESOP are counted only once in calculating the total number of shares held by Mr. Siemers and the other directors and executive officers as a group. Mr. Seimers does not have a discretionary voting power over ESOP shares allocated to the accounts of participants, and must vote such shares as directed by the participant. There are no unallocated shares held in the ESOP.

FUTURE STOCKHOLDER PROPOSALS

If the merger is completed, we will have no public stockholders and no public participation in any of our future stockholder meetings. If the merger is not completed, you will continue to be entitled to attend and participate in our stockholder meetings, and the deadlines set forth below will apply for stockholder proposals for 2011 annual meeting of stockholders.

Stockholder Proposals Pursuant to Rule 14a-8

To be considered for inclusion in the proxy materials distributed to our stockholders for the 2011 annual meeting of stockholders, a stockholder proposal pursuant to SEC Rule 14a-8 must have been received by us no later than December 21, 2010. Written requests for inclusion should be addressed to First Franklin Corporation, Attn: Secretary, 4750 Ashwood Drive, Cincinnati, Ohio 45241. Any such proposal will be subject to the requirements of the proxy rules adopted under the Exchange Act.

Other Stockholder Proposals

With respect to any other stockholder proposal, the proxy card for our 2011 annual meeting of stockholders will grant the named proxies the authority to vote in their discretion on any matters raised at the 2011 Annual Meeting, without mention of the matter in the proxy materials for the meeting, unless the proponent (i) notifies us of such proposal no earlier than February 14, 2011, nor later than March 16, 2011, and (ii) complies with any applicable requirements set forth in SEC Rule 14a-4.

WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION

We are subject to the informational requirements of the Exchange Act. We file reports, proxy statements and other information with the SEC. The filings are available to the public at the SEC's website, http://www.sec.gov and you may read and copy these reports, proxy statements and other information at the SEC's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

If you have questions about the special meeting or the merger after reading this proxy, or if you would like additional copies of this proxy statement or the proxy card, you should contact Gretchen J. Schmidt, the Secretary of the Company, at (513) 469-8000.

We have authorized no one to give you any information or to make any representation about the proposed merger or our Company that differs from or adds to the information contained in this document or in the documents we have publicly filed with the SEC. Therefore, if anyone should give you any different or additional information, you should not rely on it.

The information contained in this document speaks only as of the date indicated on the cover of this document unless the information specifically indicates that another date applies.

By Order of the Board of Directors:



John J. Kuntz
Chairman, President and Chief Executive Officer

Cincinnati, Ohio
December 23, 2010

Appendix A

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER

By and Among

CHEVIOT FINANCIAL CORP.

CHEVIOT MERGER SUBSIDIARY, INC.

CHEVIOT SAVINGS BANK

And

FIRST FRANKLIN CORPORATION

And

THE FRANKLIN SAVINGS AND LOAN COMPANY

Dated as of October 12, 2010

AGREEMENT AND PLAN OF MERGER

TABLE OF CONTENTS

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this "Agreement"), dated as of October 12, 2010, is by and among (i) Cheviot Financial Corp., a Federal corporation ("Cheviot Financial"), Cheviot Merger Subsidiary, Inc., a wholly owned subsidiary of Cheviot Financial incorporated under the laws of the State of Delaware ("Cheviot Merger Subsidiary"), Cheviot Savings Bank, an Ohio-chartered savings and loan association and a wholly owned subsidiary of Cheviot Financial ("Cheviot Savings Bank"), and (ii) First Franklin Corporation, a Delaware corporation ("First Franklin") and The Franklin Savings and Loan Company, an Ohio chartered savings and loan association and a wholly owned subsidiary of First Franklin ("Franklin Savings"). Each of Cheviot Financial, Cheviot Merger Subsidiary, Cheviot Savings Bank, First Franklin and Franklin Savings is sometimes individually referred to herein as a "party," and all of them are sometimes collectively referred to herein as the "parties."

RECITALS

WHEREAS, Cheviot Financial, a federal savings and loan holding company, with principal offices in Cheviot, Ohio, owns all of the issued and outstanding capital stock of Cheviot Savings Bank and Cheviot Merger Subsidiary, both with principal offices in Cheviot, Ohio;

WHEREAS, First Franklin, a Delaware chartered savings and loan holding company, with principal offices in Cincinnati, Ohio, owns all of the issued and outstanding capital stock of Franklin Savings, with principal offices in Cincinnati, Ohio;

WHEREAS, by resolutions duly adopted, the Board of Directors of First Franklin deems it advisable and in the best interests of First Franklin stockholders and the Board of Directors of Cheviot Financial deems it advisable and in the best interests of Cheviot Financial stockholders to consummate the business combination transaction contemplated herein whereby: (i) Cheviot Financial has incorporated Cheviot Merger Subsidiary, which, subject to the terms and conditions set forth herein, will merge with and into First Franklin with First Franklin as the surviving corporation (the "Merger"), and in connection therewith each outstanding share of First Franklin Common Stock will be cancelled in exchange for the right to receive the cash payment specified herein; (ii) immediately thereafter, First Franklin will merge or liquidate with and into Cheviot Financial, with Cheviot Financial surviving (the "Company Merger"); and (iii) Franklin Savings shall merge with and into Cheviot Savings Bank, with Cheviot Savings Bank surviving (the "Bank Merger") (the Merger, Company Merger and the Bank Merger are sometimes collectively referred to as the "Mergers"); and

WHEREAS, the parties hereto desire to provide for certain undertakings, conditions, representations, warranties and covenants in connection with the Merger, and the other transactions contemplated by this Agreement.

NOW, THEREFORE, in consideration of the premises and of the mutual representations, warranties and covenants herein contained and intending to be legally bound hereby, the parties hereto do hereby agree as follows:

ARTICLE I-CERTAIN DEFINITIONS

Section 1.01 Definitions. Except as otherwise provided herein, as used in this Agreement, the following terms shall have the indicated meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

"Acquisition Proposal" shall mean any of the following (other than the transactions contemplated hereunder) involving First Franklin or any of its Subsidiaries: (i) any offer or proposal for, or any indication of interest in, any merger, consolidation, share exchange, recapitalization, business combination, or other similar transactions; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 20% or more of the assets of First Franklin, taken as a whole, in a single transaction or series of transactions; (iii) any tender offer or exchange offer for 20% or more of the outstanding shares of capital stock of First Franklin or the filing of a registration statement under the Securities Act in connection therewith; or (iv) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

"Affiliate" means, with respect to any Person, any Person who directly, or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person and, without limiting the generality of the foregoing, includes any executive officer or director of such Person.

"Agreement" means this Agreement and Plan of Merger, and any amendment or supplement hereto, which constitutes a "plan of merger" between Cheviot Financial, Cheviot Merger Subsidiary and First Franklin.

"Applications" means the applications for all Regulatory Approvals that are required by the transactions contemplated hereby.

"Bank Merger" means the merger of Franklin Savings with and into Cheviot Savings Bank, with Cheviot Savings Bank as the surviving institution.

"Business Day" means any day other than a Saturday, Sunday or Federal holiday.

"Certificate" has the meaning given to that term in Section 2.02(v) of this Agreement.

"Cheviot Financial" has the meaning given to that term in the first paragraph of this Agreement.

"Cheviot Financial Disclosure Schedules" means the Disclosure Schedules delivered by Cheviot Financial to First Franklin pursuant to Article IV of this Agreement.

"Cheviot Financial Fee" has the meaning given to that term in Section 8.01(b) of this Agreement.

"Cheviot Financial Financials" means (i) the audited consolidated financial statements of Cheviot Financial at December 31, 2009 and 2008 and for the three years ended December 31, 2009, including the notes thereto and (ii) the unaudited interim consolidated financial statements of Cheviot Financial as of each calendar quarter thereafter included in the Securities Documents filed by Cheviot Financial.

"Cheviot Financial Regulatory Reports" means the Thrift Financial Reports of Cheviot Savings Bank and accompanying schedules, as filed with the OTS, for each calendar quarter beginning with the quarter ended December 31, 2009, through the Closing Date, and all Annual, Quarterly and Current Reports filed on Form H-(b)11 with the OTS by Cheviot Financial from December 31, 2009 through the Closing Date.

"Cheviot Merger Subsidiary" has the meaning given to that term in the first paragraph of this Agreement.

"Cheviot Savings Bank" has the meaning given to that term in the first paragraph of this Agreement.

"Claim" has the meaning given to that term in Section 5.05(a) of this Agreement.

"Closing Date" means the Business Day determined by Cheviot Financial, in its sole discretion, upon five (5) Business Days prior written notice by Cheviot Financial to First Franklin, but in no event later than fifteen (15) Business Days after the last condition precedent (other than the delivery of certificates or other instruments and documents to be delivered at closing) pursuant to this Agreement has been fulfilled or waived (including the expiration of any applicable waiting period), or such other date as to which Cheviot Financial and First Franklin shall mutually agree; provided, however, that if the last condition precedent pursuant to this Agreement has been fulfilled or waived prior to December 20, 2010, Cheviot Financial shall use its reasonable best efforts to cause the Closing Date and the Merger Effective Date to occur prior to January 1, 2011.

"Code" means the Internal Revenue Code of 1986, as amended.

"Company Merger" means the merger or liquidation of First Franklin into Cheviot Financial with Cheviot Financial as the surviving entity.

"Compensation and Benefit Plans" means any bonus, incentive, deferred compensation, pension, retirement, profit-sharing, thrift, savings, employee stock ownership, stock bonus, stock purchase, restricted stock, stock option, stock appreciation, phantom stock, severance, welfare and fringe benefit plans, employment, severance and change in control agreements and all other benefit practices, policies and arrangements maintained by First Franklin or any First Franklin Subsidiary, including Franklin Savings, in which any employee or former employee, consultant or former consultant or director or former director of First Franklin or any First Franklin

Subsidiary, including Franklin Savings, participates or to which any such employee, consultant or director is a party or is otherwise entitled to receive benefits other than plans and programs involving immaterial obligations.

"Confidentiality Agreement" has the meaning given to that term in Section 5.02(c) of this Agreement.

"Continuing Employees" has the meaning given to that term in Section 5.11(a) of this Agreement.

"CRA" has the meaning given to that term in Section 3.11(c) of this Agreement.

"Department" means the Ohio Department of Commerce, Division of Financial Institutions.

"DIF" means the Deposit Insurance Fund of the FDIC.

"Disclosure Schedule" means any of the Cheviot Financial Disclosure Schedules or the First Franklin Disclosure Schedules.

"DGCL" means the Delaware General Corporation Law.

"Dissenters' Shares" means shares of First Franklin Common Stock that have not been voted in favor of approval of the Merger and with respect to which appraisal rights have been perfected in accordance with Section 262 of the DGCL.

"DOL" means the U.S. Department of Labor.

"Environmental Law" means any Federal or state law, statute, rule, regulation, code, order, judgment, decree, injunction, common law or agreement with any Federal or state Regulatory Authority relating to (i) the protection, preservation or restoration of the environment (including air, water vapor, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource), (ii) human health or safety relating to the presence of Hazardous Material, or (iii) exposure to, or the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of, Hazardous Material, in each case as amended and now in effect.

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended.

"ERISA Affiliate" has the meaning given to that term in Section 3.12(c) of this Agreement.

"Exchange Act" means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated from time to time thereunder.

"Exchange Agent" means Registrar and Transfer Company, the transfer agent for Cheviot Financial, or such other entity selected by Cheviot Financial.

"Exchange Fund" has the meaning given to that term in Section 2.03(c) of this Agreement.

"FDIA" means the Federal Deposit Insurance Act, as amended.

"FDIC" means the Federal Deposit Insurance Corporation.

"FHLB" means a Federal Home Loan Bank.

"First Franklin" has the meaning given to that term in the first paragraph of this Agreement.

"First Franklin Common Stock" has the meaning given to that term in Section 3.02(a) of this Agreement.

"First Franklin Disclosure Schedules" means the Disclosure Schedules delivered by First Franklin to Cheviot Financial pursuant to Article III of this Agreement.

"First Franklin Financials" means (i) the audited consolidated financial statements of First Franklin at December 31, 2009 and 2008 and for the three years ended December 31, 2009, including the notes thereto included in Securities Documents filed by First Franklin, and (ii) the unaudited interim consolidated financial statements of First Franklin as of each calendar quarter thereafter included in Securities Documents filed by First Franklin.

"First Franklin Option" has the meaning given to that term in Section 2.04 of this Agreement.

"First Franklin or First Franklin Subsidiary Qualified Plan" has the meaning given to that term in Section 3.12(a) of this Agreement.

"First Franklin or Franklin Savings Pension Plan" has the meaning given to that term in Section 3.12(c) of this Agreement.

"First Franklin Regulatory Reports" means the Thrift Financial Reports of Franklin Savings and accompanying schedules, as filed with the OTS, for each appropriate calendar quarter beginning with the quarter ended December 31, 2009, through the Closing Date, and all Annual, Quarterly and Current Reports filed on Form H-(b)11 with the OTS by First Franklin from December 31, 2009 through the Closing Date.

"Franklin Savings" has the meaning given to that term in the first paragraph of this Agreement.

"Franklin Savings ESOP" means The Franklin Savings and Loan Company Employee Stock Ownership Plan.

"GAAP" means accounting principles generally accepted in the United States of America as in effect at the relevant date and consistently applied.

"Hazardous Material" means any substance (whether solid, liquid or gas) which is listed, defined, designated or classified as hazardous, toxic, radioactive, or otherwise regulated, under any Environmental Law, whether by type or by quantity, including any substance containing any such substance as a component. Hazardous Material includes, without limitation, any toxic waste, pollutant, contaminant, hazardous substance, toxic substance, hazardous waste, special waste, industrial substance, oil or petroleum, or any derivative or by-product thereof, radon, radioactive material, asbestos, asbestos-containing material, urea formaldehyde foam insulation, lead and polychlorinated biphenyl.

"HOLA" means the Home Owners' Loan Act, as amended.

"Indemnified Parties" has the meaning given to that term in Section 5.05(a) of this Agreement.

"Insurance Amount" has the meaning given to that term in Section 5.05(d) of this Agreement.

"Interim Loan Loss Provision" shall mean the aggregate amount, calculated from but excluding the date of this Agreement through and including the Effective Date, of any and all provisions for loan losses recognized in the Interim Monthly Income Statements (i) as a result of First Franklin recognizing provisions for loan losses, without deviation from the methodologies and assumptions used to determine the accrual or recognition of loan loss provisions during any period covered by the First Franklin Financials; or (ii) as a result of any Regulatory Agreement or directive from Regulatory Authority; provided, however, that any such expenses recognized solely in accordance with Section 5.10(a)(vi) shall be excluded.

"Interim Monthly Income Statement" shall mean an income statement prepared using the same methodologies and assumptions as, presented in the same format as, and setting forth the same financial information as, the income statements contained within the First Franklin Financials, but reflecting the financial condition of First Franklin and Franklin Savings as of the last calendar day of the month for which such income statement is prepared.

"IRS" means the Internal Revenue Service.

"Knowledge" as used with respect to a Person (including references to such Person being aware of a particular matter) means those facts that are known, or reasonably should have been known, by the executive officers and directors of such Person, and includes any facts, matters or circumstances set forth in any written notice or verbal directive from any Regulatory Authority or any other material written notice received by that Person. Reference to the "Knowledge of First Franklin" or to "First Franklin's Knowledge" shall include the Knowledge of Franklin

Savings (it being understood that for purposes of determining the Knowledge of First Franklin or Franklin Savings, executive officers shall be limited to John J. Kuntz, Gretchen J. Schmidt, Daniel T. Voelpel, Gregory W. Meyers and Lawrence J. Spitzmueller).

"Letter of Transmittal" has the meaning given to that term in Section 2.03(a) of this Agreement.

"Loan Property" has the meaning given to such term in Section 3.14(b) of this Agreement.

"Material Adverse Effect" shall mean, with respect to First Franklin, Franklin Savings, Cheviot Financial, Cheviot Savings Bank, or any of their Subsidiaries, respectively, any effect, change, occurrence, event, result or change of facts that alone or in connection with other matters (i) is or would reasonably be expected to be material and adverse to the financial condition, assets, liabilities, results of operations or business of Cheviot Financial and the Cheviot Financial Subsidiaries taken as a whole, or First Franklin and the First Franklin Subsidiaries taken as a whole, respectively, or (ii) does or would materially impair the ability of either First Franklin, on the one hand, or Cheviot Financial, on the other hand, to perform its obligations under this Agreement or otherwise materially threaten or materially impede the consummation of the transactions contemplated by this Agreement; provided that "Material Adverse Effect" shall not be deemed to include the impact of (a) changes in laws and regulations affecting banks or thrift institutions or their holding companies generally (including general increases in FDIC insurance applicable to all FDIC-insured institutions), or interpretations thereof by courts or governmental agencies, (b) changes in GAAP or regulatory accounting principles generally applicable to financial institutions and their holding companies, (c) actions and omissions of a party hereto (or any of its Subsidiaries) taken with the prior written consent of the other party, (d) the announcement of this Agreement and the transactions contemplated hereby and compliance with this Agreement, on the business, financial condition or results of operations of the parties and their respective subsidiaries including the expenses incurred by the parties hereto in consummating the transactions contemplated by this Agreement, (e) charges or reserves taken by First Franklin or Franklin Savings at the request of Cheviot Financial pursuant to Section 5.10(a)(vi) of the Agreement; (f) changes in the value of assets or liabilities, of Cheviot Financial or First Franklin, or any of the Cheviot Financial Subsidiaries or First Franklin Subsidiaries, respectively, resulting from changes in interest rates generally, provided that such changes do not disproportionately negatively affect a party compared to the financial institutions industry as a whole, and (g) any failure by First Franklin or Franklin Savings to meet internal projections, forecast or revenue or earnings predictions for any period (it being agreed that the facts giving rise or contributing to any such failure may be a Material Adverse Effect).

"Material Contract" has the meaning given to such term in Item 601(b)(10) of the SEC's Regulation S-K.

"Merger" means the merger of Cheviot Merger Subsidiary with and into First Franklin, with First Franklin as the surviving corporation.

“Merger Consideration” has the meaning given to that term in Section 2.02(i) of this Agreement.

“Merger Effective Date” means that date upon which the certificate of merger as to the Merger is accepted for filing by the Secretary of State of the State of Delaware, or such other date as otherwise stated in such filed certificate of merger, in accordance with the DGCL. The Merger Effective Date shall be the same date as the Closing Date.

“Mergers” has the meaning given to that term in the Recitals of this Agreement.

“OTS” means the Office of Thrift Supervision.

“Participation Facility” has the meaning given to that term in Section 3.14(b) of this Agreement.

“Pension Plan” has the meaning given to that term in Section 3.12 of this Agreement.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, trust or “group” (as that term is defined in Section 13(d)(3) of the Exchange Act).

“Proxy Statement” means the proxy statement, together with any supplements thereto, to be transmitted to holders of First Franklin Common Stock in connection with the transactions contemplated by this Agreement.

“Regulatory Agreement” has the meaning given to that term in Section 3.11(c) of this Agreement.

“Regulatory Approvals” means all consents, waivers, approvals, nonobjections and clearances required to be obtained from or issued by the OTS, the FDIC, the Department, the SEC or the respective staffs thereof in order to complete the transactions contemplated hereby.

“Regulatory Authority” means any agency or department of any federal, state or local government, including without limitation the OTS, the FDIC, the Department, the SEC or the respective staffs thereof.

“Rights” means warrants, options, rights, convertible securities (debt or equity) and other capital stock equivalents that obligate an entity to issue its securities or to make payments of cash in lieu of issuing such securities or in respect to such securities.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated from time to time thereunder.

"Securities Documents" means all registration statements, schedules, statements, forms, reports, proxy material, and other documents required to be filed under the Securities Laws.

"Securities Laws" means the Securities Act and the Exchange Act.

"Subsequent Effective Time" has the meaning given to that term in Section 5.13(a) of this Agreement.

"Subsidiary" means any corporation, limited liability company, limited liability partnership or partnership, whether general or limited), 50% or more of the capital stock or other equity ownership interest of which is owned, either directly or indirectly, by another entity, except any corporation the stock or other equity ownership interest of which is held as security by either Cheviot Savings Bank or Franklin Savings, as the case may be, in the ordinary course of its lending activities.

"Superior Proposal" has the meaning given to that term in Section 5.06(b) of this Agreement.

"Surviving Corporation" has the meaning given to that term in Section 2.01(a)(i) of this Agreement.

ARTICLE II-THE MERGER AND RELATED MATTERS

Section 2.01 Effects of Merger; Surviving Corporation.

(a) As of the Merger Effective Date, the following shall occur:

(i) Cheviot Merger Subsidiary shall merge with and into First Franklin with First Franklin as the surviving corporation in the Merger (the "Surviving Corporation"); the separate existence of Cheviot Merger Subsidiary shall cease and the Surviving Corporation shall be a wholly owned subsidiary of Cheviot Financial; and all of the property (real, personal and mixed), rights, powers and duties and obligations of Cheviot Merger Subsidiary shall be taken and deemed to be transferred to and vested in First Franklin, as the Surviving Corporation in the Merger, without further act or deed, all in accordance with the DGCL.

(ii) The certificate of incorporation of the Surviving Corporation shall be amended and restated to read in its entirety as the certificate of incorporation of Cheviot Merger Subsidiary, in effect immediately prior to the Merger Effective Date; and the bylaws of the Surviving Corporation shall be amended and restated to read in their entirety as the bylaws of Cheviot Merger Subsidiary, in effect immediately prior to the Merger Effective Date, in each case until thereafter altered, amended or repealed in accordance with applicable law.

(iii) The directors of Cheviot Merger Subsidiary duly elected and holding office immediately prior to the Merger Effective Date shall be the directors of the Surviving Corporation, each to hold office until his or her successor is elected and qualified or otherwise in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

(iv) The officers of Cheviot Merger Subsidiary duly elected and holding office immediately prior to the Merger Effective Date shall be the officers of the Surviving Corporation, each to hold office until his or her successor is elected and qualified or otherwise in accordance with the certificate of incorporation and the bylaws of the Surviving Corporation.

(b) Notwithstanding any provision of this Agreement to the contrary, Cheviot Financial may elect, subject to the filing of all Applications and the receipt of all Regulatory Approvals, to modify the structure of the transactions contemplated hereby (including for federal or state tax or regulatory matters), and the parties shall enter into such alternative transactions, so long as (i) there are no adverse tax consequences to any of the stockholders of First Franklin as a result of such modification, (ii) the Merger Consideration is not thereby changed in kind or reduced in amount or delayed in payment following the Merger Effective Date because of such modification, (iii) such modification will not materially increase the obligations, liabilities or duties of First Franklin, Franklin Savings or their Subsidiaries prior to the Merger Effective Date, and (iv) such modification will not be likely to delay or jeopardize receipt of any Regulatory Approvals.

Section 2.02 Conversion of Shares. At the Merger Effective Date, by virtue of the Merger and without any action on the part of First Franklin or the holders of shares of First Franklin Common Stock:

(i) Each outstanding share of First Franklin Common Stock issued and outstanding at the Merger Effective Date, except as provided in clauses (ii), (iii) and (iv) of this Section, shall cease to be outstanding, and shall be converted into the right to receive from Cheviot Financial $14.50 in cash (the "Merger Consideration").

(ii) Any shares of First Franklin Common Stock which are owned or held by any party hereto or any of their respective Subsidiaries (other than shares held in a fiduciary capacity or in connection with debts previously contracted and other than shares held by DirectTeller Systems, Inc., which will be paid in full pursuant to (i) above) at the Merger Effective Date shall be deemed cancelled and the certificates for such shares shall be deemed retired, each of such shares shall not be converted into the Merger Consideration, and no cash shall be issued or exchanged therefor.

(iii) Each share of Cheviot Merger Subsidiary common stock issued and outstanding immediately before the Merger Effective Date shall be converted into and become an outstanding share of common stock of the Surviving Corporation.

(iv) No shares of First Franklin Common Stock that are Dissenting Shares shall be converted into, or represent the right to receive, the Merger Consideration. After the Merger Effective Date, the Surviving Corporation shall pay for any Dissenters' Shares in accordance with Section 262 of the DGCL, and the holders thereof shall not be entitled to receive any Merger Consideration; provided, that if appraisal rights under Section 262 of the DGCL with respect to any Dissenters' Shares shall have been effectively withdrawn or lost, such shares will thereupon cease to be treated as Dissenters' Shares and shall be converted into the right to receive the Merger Consideration pursuant to Section 2.02(i).

(v) The holders of certificates (immediately prior to the Merger) representing shares of First Franklin Common Stock (a "Certificate") on the Merger Effective Date shall cease to have any rights as stockholders of First Franklin, except such rights, if any, as they may have pursuant to applicable law and this Agreement.

Section 2.03 Exchange Procedures.

(a) As promptly as practicable after the Merger Effective Date, and in any event within five (5) Business Days thereafter, the Exchange Agent shall mail to each holder of record of outstanding shares of First Franklin Common Stock a letter of transmittal in form and substance reasonably acceptable to First Franklin (the "Letter of Transmittal") containing instructions for the surrender of the Certificate(s) held by such holder for payment therefor. Upon a holder's surrender of the Certificate(s) to the Exchange Agent in accordance with the instructions set forth in the Letter of Transmittal or upon compliance with the procedures in Section 2.03(f) hereof, such holder shall promptly receive in exchange therefor the Merger Consideration, without interest thereon. Neither Cheviot Financial nor the Exchange Agent shall be obligated to deliver the Merger Consideration to a former stockholder of First Franklin until such former stockholder surrenders his Certificate(s), or provides the documentation set forth in Section 2.03(f) hereof.

(b) If payment of the Merger Consideration is to be made to a Person other than the Person in whose name a Certificate surrendered in exchange therefor is registered, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form for transfer, and that the Person requesting such payment shall pay any transfer or other taxes required by reason of the payment to a Person other than the registered holder of the Certificate surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

(c) Immediately prior to the Merger Effective Date, Cheviot Financial shall deposit, or shall cause Cheviot Savings Bank to deposit, in trust with the Exchange Agent, an amount of cash equal to the aggregate Merger Consideration (the "Exchange Fund").

(d) The payment of the Merger Consideration upon the exchange of First Franklin Common Stock in accordance with the terms and conditions hereof shall constitute full satisfaction of all rights pertaining to such First Franklin Common Stock.

(e) As of the close of business on the Merger Effective Date, there shall be no transfers on the stock transfer books of First Franklin of the shares of First Franklin Common Stock which are outstanding immediately prior to the Merger Effective Date, and the stock transfer books of First Franklin shall be closed with respect to such shares. If, after the Merger Effective Date, Certificates representing such shares are presented for transfer to the Exchange

Agent (or to Cheviot Financial, if the Exchange Agent's duties hereunder have been discharged), they shall be canceled and exchanged for the Merger Consideration as provided in this Article II.

(f) In the event any Certificate for First Franklin Common Stock shall have been lost, stolen or destroyed, the Exchange Agent (or Cheviot Financial, if the Exchange Agent's duties hereunder have been discharged pursuant to (h) below) shall deliver in exchange for such lost, stolen or destroyed certificate, upon the making of an affidavit of the fact by the holder thereof, the Merger Consideration for the shares of First Franklin Common Stock represented thereby as provided for herein; provided, however, that Cheviot Financial may, in its sole discretion and as a condition precedent to the delivery thereof, require the owner of such lost, stolen or destroyed Certificate to deliver a bond in such reasonable sum as Cheviot Financial may determine as indemnity against any claim that may be made against First Franklin, Cheviot Financial or any other party with respect to the Certificate alleged to have been lost, stolen or destroyed.

(g) The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Cheviot Financial; provided that such investments shall be in obligations of or guaranteed by the United States of America or in commercial paper obligations rated A-1 or P-1 or better by Moody's Investors Service, Inc. or Standard & Poor's Corporation, respectively, or a combination of the foregoing or in certificates of deposit, bank repurchase agreements or banker's acceptances of commercial banks with capital exceeding $1,000,000,000 and, in any such case no such instrument shall have a maturity exceeding three months. To the extent that there are losses with respect to such investments, or the Exchange Fund diminishes for other reasons below the level required to make prompt cash payment of the aggregate Merger Consideration payable pursuant to this Agreement to holders of First Franklin Common Stock, Cheviot Financial shall promptly replace or restore the cash in the Exchange Fund lost through such investments or other events so as to ensure that the Exchange Fund is at all times maintained at a level sufficient to make all required payments hereunder.

(h) Any portion of the Exchange Fund that remains undistributed to the holders of Certificates for six months after the Merger Effective Date shall be delivered to Cheviot Financial, and any holders of the Certificates who have not theretofore complied with this Article II shall thereafter look only to Cheviot Financial for the Merger Consideration with respect to the shares of First Franklin Common Stock formerly represented thereby to which such holders are entitled pursuant to Article II.

Section 2.04 Stock Options

At the Merger Effective Date, each outstanding option granted by First Franklin as of the date of this Agreement to purchase a share of First Franklin Common Stock pursuant to the First Franklin 1997 Stock Option and Incentive Plan and the First Franklin 2002 Stock Option and Incentive Plan (a "First Franklin Option"), whether or not such option is exercisable on the Merger Effective Date, shall, by reason of the Merger, cease to be outstanding and shall be converted into the right to receive cash in an amount equal to (i) the difference (if a positive number) between (A) $14.50 and (B) the exercise price of each such option multiplied by (ii) the number of shares of First Franklin Common Stock subject to the option. Payment of the consideration for cancellation of First Franklin Options shall be made on the Merger Effective Date.

ARTICLE III-REPRESENTATIONS AND WARRANTIES OF FIRST FRANKLIN AND FRANKLIN SAVINGS

First Franklin and Franklin Savings represent and warrant to Cheviot Financial and Cheviot Savings Bank that the statements contained in this Article III are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Article III), except as set forth in the First Franklin Disclosure Schedules delivered by First Franklin to Cheviot Financial on the date hereof, (regardless of whether such Schedules are specifically mentioned or referenced in such representation and warranty) and except as to any representation or warranty which specifically relates to an earlier date.

Section 3.01 Organization.

(a) First Franklin is a corporation organized, validly existing and in good standing under the DGCL, and is duly registered as a savings and loan holding company under the HOLA. First Franklin has full corporate power and authority to carry on its business as now conducted and is duly licensed or qualified to do business in the states of the United States and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such qualification, except where the failure to be so licensed or qualified would not have a Material Adverse Effect on First Franklin.

(b) Franklin Savings is an Ohio-chartered savings and loan association organized, validly existing and in good standing under the laws of the State of Ohio. Franklin Savings is a wholly-owned Subsidiary of First Franklin. The deposits of Franklin Savings are insured by the FDIC through the DIF to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid by Franklin Savings when due. As of the date hereof, no proceedings for the revocation of such deposit insurance are pending, or to the Knowledge of Franklin Savings, threatened.

(c) Franklin Savings is a member of the FHLB of Cincinnati and owns the requisite amount of stock therein.

(d) Except as set forth in First Franklin Disclosure Schedule 3.01(d), the respective minute books of First Franklin and Franklin Savings accurately record, in all respects, all material corporate actions of their respective stockholders and boards of directors (including committees) through the date of this Agreement.

(e) Prior to the date of this Agreement, First Franklin and each First Franklin Subsidiary has made available to Cheviot Financial true and correct copies of their respective articles of incorporation or charter, constitution and bylaws, each of which is attached hereto as First Franklin Disclosure Schedule 3.01(e).

(f) First Franklin Disclosure Schedule 3.01(f) sets forth a true and complete list of all of First Franklin's Subsidiaries. Except as set forth on First Franklin Disclosure Schedule 3.01(f), First Franklin owns, directly or indirectly, all of the issued and outstanding equity securities of each Subsidiary. There are no contracts, commitments, understandings or arrangements by which any of such Subsidiaries is or may be bound to sell or otherwise transfer any shares of its equity securities (other than to First Franklin or a wholly-owned Subsidiary of it). There are no contracts, commitments, understandings, or arrangements relating to First Franklin's rights to vote or to dispose of such securities. All of the equity of each such Subsidiary held by First Franklin are fully paid and nonassessable, not subject to preemptive or similar rights and are owned by First Franklin free and clear of any liens.

(g) Each of First Franklin's Subsidiaries has been duly organized and qualified under the laws of the jurisdiction of its organization and is duly qualified to do business and in good standing in the jurisdictions where its ownership or leasing of property or the conduct of its business requires it to be so qualified, except where such failure to be qualified to do business or in good standing would not reasonably be expected to have a Material Adverse Effect on First Franklin.

Section 3.02 Capitalization.

(a) The authorized capital stock of First Franklin consists of 2,500,000 shares of common stock, par value $0.01 per share ("First Franklin Common Stock"), of which 1,685,684 shares are outstanding, validly issued, fully paid and nonassessable and free of preemptive rights, and 500,000 shares of preferred stock, par value $0.01, no shares of which are outstanding. There are 325,183 shares of First Franklin Common Stock held by First Franklin as treasury stock. Neither First Franklin nor Franklin Savings has or is bound by any Rights or other agreements of any character relating to the purchase, sale or issuance or voting of, or right to receive dividends or other distributions on any shares of First Franklin Common Stock, or any other security of First Franklin or any securities representing the right to vote, purchase or otherwise receive any shares of First Franklin Common Stock or any other security of First Franklin, other than outstanding options to acquire 127,612 shares of First Franklin Common Stock that are issuable pursuant to the 1997 Stock Option and Incentive Plan and the 2002 Stock Option and Incentive Plan. There are no shares of restricted stock of First Franklin outstanding or available for grant pursuant to the First Franklin 1997 Stock Option and Incentive Plan or the First Franklin 2002 Stock Option and Incentive Plan.

(b) First Franklin owns all of the capital stock of Franklin Savings, free and clear of any lien or encumbrance. Except for First Franklin's Subsidiaries and as otherwise set forth in First Franklin Disclosure Schedule 3.02(b), First Franklin does not possess, directly or indirectly, any material equity interest in any corporate entity, except for equity interests held in the investment portfolios of First Franklin, equity interests held by Franklin Savings in a fiduciary capacity, and equity interests held in connection with the lending activities of Franklin Savings, including stock in the FHLB of Cincinnati.

(c) To First Franklin's Knowledge, other than as set forth in First Franklin Disclosure Schedule 3.02(c), no Person is the beneficial owner (as defined in Section 13(d) of the Exchange Act) of 5% or more of the outstanding shares of First Franklin Common Stock.

Section 3.03 Authority; No Violation.

(a) First Franklin and Franklin Savings each has full corporate power and authority to execute and deliver this Agreement and, subject to the approval of First Franklin's stockholders and receipt of all Regulatory Approvals, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by First Franklin and Franklin Savings and the completion by First Franklin and Franklin Savings of the transactions contemplated hereby, up to and including the Merger, have been duly and validly approved by the Boards of Directors of First Franklin and Franklin Savings, and, except for approval of the stockholders of First Franklin, no other corporate proceedings on the part of First Franklin or Franklin Savings are necessary to complete the transactions contemplated hereby, up to and including the Merger. This Agreement has been duly and validly executed and delivered by First Franklin and Franklin Savings, and subject to approval by the stockholders of First Franklin and Franklin Savings and receipt of the Regulatory Approvals, constitutes the valid and binding obligation of First Franklin and Franklin Savings, enforceable against First Franklin and Franklin Savings in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, and as to Franklin Savings, the conservatorship or receivership provisions of the FDIA, and subject, as to enforceability, to general principles of equity.

(b) The execution and delivery of this Agreement by First Franklin and Franklin Savings, subject to receipt of all Regulatory Approvals and the compliance by the parties with any conditions contained therein, and subject to the receipt of the approval of stockholders of First Franklin and Franklin Savings, the effectiveness of this Agreement and the consummation of the Merger and the compliance by First Franklin and Franklin Savings with all of the terms, conditions or provisions hereof will not (i) conflict with or result in a breach of any provision of the certificate of incorporation or bylaws of First Franklin or the charter and constitution of Franklin Savings; (ii) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to First Franklin or Franklin Savings or any of their respective properties or assets; (iii) except as set forth in First Franklin Disclosure Schedule 3.03(b), violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration or the creation of any lien, security interest, charge or other encumbrance upon any of the properties or assets of First Franklin or Franklin Savings under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, Material Contract or other investment or obligation to which First Franklin or Franklin Savings is a party, or by which they or any of their respective properties or assets may be bound or affected, or (iv) violate, conflict with or result in a breach of any Regulatory Agreement to which First Franklin or Franklin Savings is subject, except in the case of the foregoing clause (ii), such violations, breaches and conflicts that, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on First Franklin.

Section 3.04 Consents. Except for the receipt of the Regulatory Approvals and compliance with any conditions contained therein, the approval of this Agreement by the stockholders of First Franklin and Franklin Savings, the filing of a certificate of merger with the Delaware Secretary of State, the filing of a certificate of merger with the Department, and the filing of articles of combination with the OTS, no consents or approvals of, or filings or registrations with, any public body or authority are necessary, and, except as set forth in First Franklin Disclosure Schedule 3.04, no material consents or approvals of any Persons are, or will be, necessary in connection with (a) the execution and delivery of this Agreement by First Franklin and Franklin Savings, and (b) the completion by First Franklin and Franklin Savings of the transactions contemplated hereby. First Franklin and Franklin Savings have no reason to believe that (i) any Regulatory Approvals will not be received or that (ii) any public body or authority, the consent or approval of which is not required or to which a filing is not required, will object to the completion of the transactions contemplated by this Agreement.

Section 3.05 Financial Statements.

(a) First Franklin has previously made available to Cheviot Financial the First Franklin Regulatory Reports. The First Franklin Regulatory Reports have been prepared in all material respects in accordance with applicable regulatory principles and practices and fairly present, in all material respects, the consolidated financial position, results of operations and changes in stockholders' equity of First Franklin and Franklin Savings as of and for the periods ended on the dates thereof, in accordance with applicable regulatory principles and practices.

(b) First Franklin has previously made available to Cheviot Financial the First Franklin Financials. The First Franklin Financials have been prepared in accordance with GAAP, and (including the related notes where applicable) fairly present in each case in all material respects (subject in the case of the unaudited interim statements to normal year-end adjustments and to any other adjustments described therein), the consolidated financial position, results of operations and cash flows of First Franklin as of and for the respective periods ending on the dates thereof, in accordance with GAAP applied on a consistent basis during the periods involved, except as indicated in the notes thereto, or in the case of unaudited statements, as permitted by GAAP with respect to interim financial statements.

(c) At the date of each balance sheet included in the First Franklin Financials, First Franklin did not have any liabilities, obligations or loss contingencies of any nature (whether absolute, accrued, contingent or otherwise) of a type required to be reflected in such First Franklin Financials or in the footnotes thereto which are not fully reflected or reserved against therein or fully disclosed in a footnote thereto, except for liabilities, obligations and loss contingencies which are not material individually or in the aggregate or which are incurred in the ordinary course of business, consistent with past practice, and except for liabilities, obligations and loss contingencies which are within the subject matter of a specific representation and warranty herein and subject, in the case of any unaudited statements, to normal, recurring audit adjustments and the absence of footnotes.

Section 3.06 Taxes. First Franklin, Franklin Savings and the First Franklin Subsidiaries (other than DirectTeller Systems, Inc.) are members of the same affiliated group within the meaning of Code Section 1504(a). First Franklin has duly filed all federal, state and material local tax returns required to be filed by or with respect to First Franklin, Franklin Savings and the First Franklin Subsidiaries on or prior to the Merger Effective Date (all such returns being accurate and correct in all material respects) and has duly paid or made provisions for the payment of all material federal, state and local taxes which have been incurred by or are due or claimed to be due from First Franklin, Franklin Savings and the First Franklin Subsidiaries by any taxing authority or pursuant to any written tax sharing agreement on or prior to the Merger Effective Date other than taxes or other charges which (i) are not delinquent, (ii) are being contested in good faith, or (iii) have not yet been fully determined. As of the date of this Agreement, there is no dispute pending, audit examination, deficiency assessment, tax investigation or refund litigation pending with respect to any taxes of First Franklin or any of its Subsidiaries, and no claim has been made by any authority in a jurisdiction where First Franklin or any of its Subsidiaries do not file tax returns that First Franklin or any such Subsidiary is subject to taxation in that jurisdiction. First Franklin and its Subsidiaries have not executed an extension or waiver of any statute of limitations on the assessment or collection of any material tax due that is currently in effect. First Franklin and each of its Subsidiaries have withheld and paid all taxes required to have been withheld and paid in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party, and First Franklin and each of its Subsidiaries have timely complied with all applicable information reporting requirements under Part III, Subchapter A of Chapter 61 of the Code and similar applicable state and local information reporting requirements.

Section 3.07 Absence of Certain Changes or Events. Except as disclosed in the First Franklin Securities Documents and other documents, and except as set forth on First Franklin Disclosure Schedule 3.07 since December 31, 2009, First Franklin and its Subsidiaries have not incurred any liability or obligation of any nature in an amount of $30,000 or greater (whether accrued, absolute, contingent or otherwise and whether due or to become due), except in the ordinary course of their business consistent with their past practices, nor has there been (i) any change in the business, assets, liabilities, condition (financial or otherwise), or results of operations of First Franklin or any of its Subsidiaries which has had, or is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect on First Franklin, and to the Knowledge of First Franklin, no fact or condition exists which is reasonably likely to cause such a Material Adverse Effect on First Franklin, (ii) any change by First Franklin or any of its Subsidiaries in its accounting methods, principles or practices, other than changes required by applicable law or GAAP or regulatory accounting as concurred in by First Franklin's independent accountants, (iii) any entry by First Franklin or any of its Subsidiaries into any contract or commitment of (A) more than $50,000 or (B) $30,000 per annum with a term of more than one year, other than loans and loan commitments in the ordinary course of business, (iv) any declaration, setting aside or payment of any dividend or distribution in respect of any capital stock of First Franklin or any of its Subsidiaries or any redemption, purchase or other acquisition of any of its securities, other than in the ordinary course of business consistent with past practice, (v) any increase in or establishment of any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option (including without limitation, the granting of stock options, stock appreciation rights, performance awards, or restricted stock awards), stock purchase or other employee benefit plan, or any other increase in the compensation payable or to become payable to any directors, officers or employees of First Franklin or any of its

Subsidiaries, or any grant of severance or termination pay, or any contract or arrangement entered into to make or grant any severance or termination pay, any payment of any bonus, or the taking of any action not in the ordinary course of business, or in violation of any Regulatory Agreement, with respect to the compensation or employment of directors, officers or employees of First Franklin or any of its Subsidiaries (other than customary annual wage increases consistent with past practice for employees other than executive officers), (vi) any material election made by First Franklin or any of its Subsidiaries for federal or state income tax purposes, (vii) any material change in the credit policies or procedures of Franklin Savings, the effect of which was or is to make any such policy or procedure less restrictive in any respect, (viii) any material acquisition or disposition of any assets or properties (other than acquisitions and dispositions of real estate owned in the ordinary course of business), or any contract for any such acquisition or disposition entered into other than loans and loan commitments, (ix) any material damage or loss to any asset or property of First Franklin or Franklin Savings, regardless of whether covered by insurance, (x) any amendment to First Franklin or Franklin Savings' certificate, charters or bylaws, (xi) any delivery of notice of default under any Material Contract, (xii) any material lease of real or personal property entered into, other than in connection with foreclosed property or in the ordinary course of business consistent with past practice, or (xiii) any written communication with any Regulatory Authority or any oral communications with any Regulatory Authority related to examination matters that is not subsequently set forth in writing, in either case other than as set forth in Section 3.11(c) and other than communications that are distributed or made generally to regulated institutions.

Section 3.08 Material Contracts; Leases; Defaults.

(a) Except as set forth in First Franklin Disclosure Schedule 3.08(a), and except for this Agreement, and the restrictions on dividend payments promulgated under the rules and regulations of the OTS and the Department, neither First Franklin nor Franklin Savings, nor any Subsidiary, is a party to, bound by or subject to (i) any agreement, contract, arrangement, commitment or understanding (whether written or oral) that is a Material Contract; (ii) any collective bargaining agreement with any labor union relating to employees of First Franklin or Franklin Savings; (iii) any agreement which by its terms limits the payment of dividends by First Franklin or Franklin Savings; (iv) any instrument evidencing or related to material indebtedness for borrowed money whether directly or indirectly, by way of purchase money obligation, conditional sale, lease purchase, guaranty or otherwise, in respect of which First Franklin or Franklin Savings is an obligor to any Person, which instrument evidences or relates to indebtedness other than deposits, repurchase agreements, FHLB of Cincinnati advances, bankers' acceptances, "treasury tax and loan" accounts established in the ordinary course of business and transactions in "federal funds" or which contains financial covenants or other restrictions (other than those relating to the payment of principal and interest when due) which would be applicable on or after the Merger Effective Date to Cheviot Financial or any Cheviot Financial Subsidiary; (v) any contract (other than this Agreement) limiting the ability, in any material respect, of First Franklin or Franklin Savings to engage in any type of banking or bank-related business which First Franklin or Franklin Savings is permitted to engage in under applicable law as of the date of this Agreement or (vi) any agreement (other than this Agreement), contract, arrangement, commitment or understanding (whether written or oral) that restricts or limits in any material way the conduct of business by First Franklin or Franklin

Savings (it being understood that any Regulatory Agreement or any non-compete or similar provision shall be deemed material). Except as set forth in First Franklin Disclosure Schedule 3.08(b), neither First Franklin nor Franklin Savings is in default in any material respect under any material contract, agreement, commitment, arrangement, lease, insurance policy or other instrument to which it is a party, by which its assets, business, or operations may be bound or affected, or under which it or its assets, business, or operations receive benefits, and there has not occurred any event that, with the lapse of time or the giving of notice or both, would constitute such a default.

(b) Each real estate lease that may require the consent of the lessor or its agent resulting from the Merger or the Bank Merger by virtue of a prohibition or restriction relating to assignment, by operation of law or otherwise, or change in control, is listed in First Franklin Disclosure Schedule 3.08(b), and identifies the section of the lease that contains such prohibition or restriction.

(c) True and correct copies of Material Contracts, agreements, instruments, contracts, arrangements, commitments, leases or understandings identified in First Franklin Disclosure Schedules 3.08(a) and 3.08(b) have been made available to Cheviot Financial on or before the date hereof, and, except as set forth in First Franklin Disclosure Schedule 3.08(c), are in full force and effect on the date hereof and neither First Franklin nor Franklin Savings (nor, to the Knowledge of First Franklin), any other party to any such Material Contract, agreement, instrument, contract, arrangement, commitment, lease or understanding) has materially breached any provision of, or is in default in any material respect under any term of, any such Material Contract, agreement, instrument, contract, arrangement, commitment, lease or understanding. Except as set forth in First Franklin Disclosure Schedule 3.08(c), no party to any such Material Contract, agreement, instrument, contract, arrangement, commitment, lease or understanding will have the right to terminate any or all of the provisions of any such Material Contract, agreement, instrument, contract, arrangement, commitment, lease or understanding as a result of the execution of, and the transactions contemplated by, this Agreement, or require the payment of an early termination fee or penalty. Except as set forth in First Franklin Disclosure Schedule 3.08(c), no such Material Contract, agreement, instrument, contract, arrangement, commitment, lease or understanding to which First Franklin or Franklin Savings is a party or under which First Franklin or Franklin Savings may be liable contains provisions which permit an independent contractor to terminate it without cause and after such termination without cause continue to accrue future benefits thereunder.

Section 3.09 Ownership of Property; Insurance Coverage.

(a) First Franklin and Franklin Savings each has good and, as to real property, marketable title to all material assets and properties owned by First Franklin or Franklin Savings in the conduct of their business, whether such assets and properties are real or personal, tangible or intangible, including assets and property reflected in the balance sheets contained in the First Franklin Financials or acquired subsequent thereto (except to the extent that such assets and properties have been disposed of in the ordinary course of business, since the date of such balance sheets), and have the right to transfer all rights, title and interest, free and clear of all material liens, mortgages, security interests or pledges, or to the Knowledge of First Franklin, material and adverse encumbrances, except (i) those items which secure liabilities for public or statutory obligations or any discount with, borrowing from or other obligations to the FHLB of Cincinnati, or any transaction by Franklin Savings acting in a fiduciary capacity, and (ii) statutory liens for amounts not yet delinquent or which are being contested in good faith. First Franklin and Franklin Savings, as lessee, have the right under valid and existing leases of real and personal properties used by First Franklin and Franklin Savings in the conduct of their business to occupy or use all such properties as presently occupied and used by each of them. Except as set forth in First Franklin Disclosure Schedule 3.09(a), such existing leases and commitments to lease constitute or will constitute operating leases for both tax and financial accounting purposes and the lease expense and minimum rental commitments with respect to such leases and lease commitments are as disclosed in the notes to the First Franklin Financials.

(b) With respect to all material agreements pursuant to which First Franklin or Franklin Savings has purchased securities subject to an agreement to resell, if any, First Franklin or Franklin Savings has a lien or security interest (which to First Franklin's Knowledge is a valid, perfected first lien) in the securities or other collateral securing the repurchase agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby.

(c) First Franklin and Franklin Savings each currently maintains insurance considered by First Franklin to be reasonable for their respective operations. First Franklin has not received notice from any insurance carrier that (i) such insurance will be canceled or that coverage thereunder will be reduced or eliminated, or (ii) premium costs with respect to such policies of insurance will be substantially increased. Except as set forth in First Franklin Disclosure Schedule 3.09(c), to First Franklin's Knowledge, there are presently no material claims pending under such policies of insurance and no notices have been given by First Franklin under such policies. All such insurance is valid and enforceable and in full force and effect, and within the last three (3) years First Franklin has received each type of insurance coverage for which it has applied and during such periods has not been denied indemnification for any material claims submitted under any of its insurance policies. First Franklin Disclosure Schedule 3.09(c) identifies all policies of insurance maintained by First Franklin and Franklin Savings.

Section 3.10 Legal Proceedings. Except as set forth in First Franklin Disclosure Schedule 3.10, neither First Franklin nor Franklin Savings is a party to any, and there are no pending or, to the Knowledge of either First Franklin or Franklin Savings, threatened legal, administrative, arbitration or other proceedings, claims (whether asserted or unasserted), actions or governmental investigations or inquiries of any nature (i) against First Franklin or Franklin Savings (other than routine bank regulatory examinations), (ii) to which First Franklin's or Franklin Savings' assets are or may be subject, (iii) challenging the validity or propriety of any of the transactions contemplated by this Agreement, or (iv) which could adversely affect the ability of First Franklin or Franklin Savings to perform under this Agreement, except for any proceedings, claims, actions, investigations or inquiries referred to in clauses (i) or (ii) which, if adversely determined, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on First Franklin.

Section 3.11 Compliance With Applicable Law.

(a) To First Franklin's Knowledge, except as set forth in the First Franklin Disclosure Schedule 3.11(a), since January 1, 2009, First Franklin and Franklin Savings each was, and is, in compliance in all material respects with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable to it, its properties, assets and deposits, its business, and its conduct of business and its relationship with its employees, including, without limitation, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act of 1977, the Home Mortgage Disclosure Act, the Bank Secrecy Act, the USA Patriot Act, the Gramm-Leach-Bliley Act of 1999 and all other applicable fair lending laws and other laws relating to discriminatory business practices.

(b) First Franklin and Franklin Savings each has all material permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Regulatory Authorities that are required in order to permit it to own or lease its properties and to conduct its business as presently conducted except where the failure to hold such permits, licenses, authorizations, orders or approvals, or the failure to make such filings, applications or registrations would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on First Franklin; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect in all material respects and, to the Knowledge of First Franklin and Franklin Savings, no suspension or cancellation of any such permit, license, certificate, order or approval is threatened or will result from the consummation of the transactions contemplated by this Agreement.

(c) Except as set forth on First Franklin Disclosure Schedule 3.11(c), neither First Franklin nor Franklin Savings has received any notice, communication, memorandum, agreement or order from any Regulatory Authority (i) asserting that First Franklin or Franklin Savings is not in material compliance with any of the statutes, regulations or ordinances that such Regulatory Authority enforces; (ii) threatening to revoke any license, franchise, permit or governmental authorization that is material to First Franklin or Franklin Savings; (iii) requiring or threatening to require First Franklin or Franklin Savings, or indicating that First Franklin or Franklin Savings may be required, to enter into or revise any existing cease and desist order, agreement or memorandum of understanding or any other agreement with any Regulatory Authority restricting or limiting, or purporting to restrict or limit, in any material respect the operations of First Franklin or Franklin Savings; or (iv) directing, restricting or limiting, or purporting to direct, restrict or limit, in any manner the operations of First Franklin or Franklin Savings, including without limitation any restriction on the payment of dividends (any such notice, communication, memorandum, agreement or order described in this sentence is hereinafter referred to as a "Regulatory Agreement"). The most recent regulatory rating given to Franklin Savings as to compliance with the Community Reinvestment Act ("CRA") is "satisfactory" or better.

Section 3.12 Employee Benefit Plans.

(a) First Franklin Disclosure Schedule 3.12(a) includes a list of all existing Compensation and Benefit Plans. Each Compensation and Benefit Plan that is an "employee pension benefit plan" (as defined in Section 3(2) of ERISA) (a "Pension Plan") and which is intended to be qualified under Section 401(a) of the Code (a "First Franklin or First Franklin Subsidiary Qualified Plan") has received a favorable determination letter from the IRS or was a prototype document that has received a favorable letter from the IRS, and First Franklin and Franklin Savings have no Knowledge of any circumstances likely to result in revocation of any such favorable determination letter. There has been no announcement or commitment by First Franklin, Franklin Savings or any First Franklin Subsidiary to create an additional Compensation and Benefit Plan, or to amend any Compensation and Benefit Plan, except for amendments required by applicable law or to maintain its qualified status, which do not materially increase the cost of such Compensation and Benefit Plan.

(b) Except as set forth in First Franklin Disclosure Schedule 3.12(b), each Compensation and Benefit Plan has been operated and administered in all material respects in accordance with its terms and with applicable law, including, but not limited to, ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act, and any regulations or rules promulgated thereunder, and all material filings, disclosures and notices required by ERISA, the Code, the Securities Act, the Exchange Act, the Age Discrimination in Employment Act and any other applicable law have been timely made. Except as set forth in First Franklin Disclosure Schedule 3.12(b), there is no material pending, or to the Knowledge of First Franklin threatened, litigation, administrative action, suit or claim relating to any of the Compensation and Benefit Plans (other than routine claims for benefits) or any Regulatory Agreement conditions or restrictions with respect to any compensation and benefit plans.. Neither First Franklin nor Franklin Savings has engaged in a transaction, or omitted to take any action, with respect to any Compensation and Benefit Plan that would reasonably be expected to subject First Franklin or Franklin Savings to a tax or penalty imposed by either Section 4975 of the Code or Section 502 of ERISA, assuming for purposes of Section 4975 of the Code that the taxable period of any such transaction expired as of the date hereof and subsequently expires as of the day preceding the Merger Effective Date as to any action by any Regulatory Authority pursuant to any Regulatory Agreement.

(c) No liability under Title IV of ERISA has been incurred by First Franklin or Franklin Savings or any of its Subsidiaries with respect to any Compensation and Benefit Plan which is subject to Title IV of ERISA, or with respect to any "single-employer plan" (as defined in Section 4001(a) of ERISA) ("First Franklin or Franklin Savings Pension Plan") currently or formerly maintained by First Franklin or Franklin Savings or any entity which is considered one employer with First Franklin or Franklin Savings under Section 4001(b)(1) of ERISA or Section 414 of the Code (an "ERISA Affiliate") since the effective date of ERISA that has not been satisfied in full, and no condition exists that presents a material risk to First Franklin or Franklin Savings or any ERISA Affiliate of incurring a liability under such Title. Except as set forth in First Franklin Disclosure Schedule 3.12(c), no First Franklin or Franklin Savings Pension Plan had an "accumulated funding deficiency" (as defined in Section 302 of ERISA), whether or not waived, as of the last day of the end of the most recent plan year ending prior to the date hereof; the fair market value of the assets of each First Franklin or Franklin Savings Pension Plan exceeds the present value of the "benefit liabilities" (as defined in Section 4001(a)(16) of ERISA) under such First Franklin or Franklin Savings Pension Plan as of the end of the most recent plan year with respect to the respective First Franklin or Franklin Savings Pension Plan ending prior to the date hereof, calculated on the basis of the actuarial assumptions used in the most recent actuarial valuation for such First Franklin or Franklin Savings Pension Plan as of the date hereof; there is not currently pending with the PBGC any filing with respect to any reportable event under Section 4043 of ERISA nor has any reportable event occurred as to which a filing is required and has not been made (other than as might be required with respect to this Agreement and the transactions contemplated thereby). Neither First Franklin or Franklin Savings nor any ERISA Affiliate has contributed to any "multiemployer plan," as defined in Section 3(37) of ERISA. Except as set forth in First Franklin's Disclosure Schedule 3.12, neither First Franklin or Franklin Savings, nor any ERISA Affiliate, nor any Compensation and Benefit Plan, including any First Franklin or Franklin Savings Pension Plan, nor any trust created thereunder, nor any trustee or administrator thereof has engaged in a transaction in connection with which First Franklin or Franklin Savings, any ERISA Affiliate, and any Compensation and Benefit Plan, including any First Franklin or Franklin Savings Pension Plan or any such trust or any trustee or administrator thereof, could reasonably be expected to be subject to either a civil liability or penalty pursuant to Section 409, 502(i) or 502(l) of ERISA or a tax imposed pursuant to Chapter 43 of the Code.

(d) All material contributions required to be made under the terms of any Compensation and Benefit Plan or ERISA Affiliate Plan or any employee benefit arrangements to which First Franklin or Franklin Savings is a party or a sponsor have been timely made, and all anticipated contributions and funding obligations are accrued monthly on First Franklin's consolidated financial statements to the extent required and in accordance with GAAP. Except as set forth in First Franklin Disclosure Schedule 3.12(d), First Franklin and its Subsidiaries have expensed and accrued as a liability the present value of future benefits under each applicable Compensation and Benefit Plan in accordance with applicable laws and GAAP consistently applied. None of First Franklin, Franklin Savings nor any ERISA Affiliate (x) has provided, or would reasonably be expected to be required to provide, security to any Pension Plan or to any ERISA Affiliate Plan pursuant to Section 401(a)(29) of the Code, or (y) has taken any action, or omitted to take any action, that has resulted, or would reasonably be expected to result, in the imposition of a Lien under Section 412(n) of the Code or pursuant to ERISA.

(e) Except as set forth in First Franklin Disclosure Schedule 3.12(e), neither First Franklin nor Franklin Savings has any obligations to provide retiree health, life insurance, disability insurance, or other retiree benefits under any Compensation and Benefit Plan, other than benefits mandated by Section 4980B of the Code. Except as set forth in First Franklin Disclosure Schedule 3.12(e), there has been no communication to employees by First Franklin or Franklin Savings that would reasonably be expected to promise or guarantee such employees retiree health, life insurance, disability insurance, or other retiree benefits.

(f) First Franklin and Franklin Savings do not maintain any Compensation and Benefit Plans covering employees who are not United States residents.

(g) With respect to each Compensation and Benefit Plan, if applicable, First Franklin has provided or made available to Cheviot Financial copies of the: (A) trust instruments and insurance contracts; (B) three most recent annual Form 5500s filed with the IRS; (C) three most recent annual actuarial reports and financial statements; (D) the most recent summary plan description; (E) most recent determination letter issued by the IRS; (F) any Form 5310, Form 5300, or Form 5330 filed with the IRS; (G) most recent nondiscrimination tests performed under ERISA and the Code (including 401(k) and 401(m) tests).

(h) Except as set forth in First Franklin Disclosure Schedules 3.08, 3.12(h), 3.18, and 5.11(d), the consummation of the Merger will not, directly or indirectly (including, without limitation, as a result of any termination of employment or service at any time prior to or following the Merger Effective Date) (A) entitle any employee, consultant or director to any payment or benefit (including severance pay, change in control benefit, or similar compensation) or any increase in compensation, (B) result in the vesting or acceleration of any benefits under any Compensation and Benefit Plan or (C) result in any material increase in benefits payable under any Compensation and Benefit Plan.

(i) Except as set forth in First Franklin Disclosure Schedule 3.12(i), the consummation of the Merger will not, directly or indirectly (including without limitation, as a result of any termination of employment or service at any time prior to or following the Merger Effective Date), entitle any current or former employee, director or independent contractor of First Franklin or Franklin Savings to any actual or deemed payment (or benefit) which would constitute a "parachute payment" (as such term is defined in Section 280G of the Code) or which would violate the terms of any Regulatory Agreement.

(j) There are no stock options, stock appreciation or similar rights, earned dividends or dividend equivalents, or shares of restricted stock, outstanding under any of the Compensation and Benefit Plans or otherwise as of the date hereof and none will be granted, awarded, or credited after the date hereof, other than as listed in Section 3.02 of this Agreement and as set forth on First Franklin Disclosure Schedule 3.02(a).

(k) The Franklin Savings ESOP does not have an outstanding loan as of the date of this Agreement.

Section 3.13 Brokers, Finders and Financial Advisors. Except for the engagement of Paragon Capital Group, LLC in connection with the transactions contemplated by this Agreement, neither First Franklin nor Franklin Savings, nor any of their respective officers, directors, employees or agents, (except in the case of officers, directors, employees and agents, their individual personal advisors whose fees will be paid by such individuals), has employed any broker, finder or financial advisor in connection with the transactions contemplated by this Agreement, or incurred any liability or commitment for any fees or commissions to any such Person in connection with the transactions contemplated by this Agreement, which has not been reflected in the First Franklin Financials.

Section 3.14 Environmental Matters.

(a) With respect to First Franklin and Franklin Savings:

(i) Each of First Franklin and Franklin Savings, the Participation Facilities, and, to First Franklin's and Franklin Savings' Knowledge, the Loan Properties are, and have been, in material compliance with, and are not liable under, any Environmental Laws;

(ii) There is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or, to First Franklin's Knowledge, threatened, before any court, governmental agency or board or other forum against it or Franklin Savings or any Participation Facility (x) relating to alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (y) relating to the presence of or release (as defined herein) into the environment of any Hazardous Material (as defined herein), whether or not occurring at or on a site owned, leased or operated by it or Franklin Savings or any Participation Facility;

(iii) There is no suit, claim, action, demand, executive or administrative order, directive, investigation or proceeding pending or, to First Franklin's Knowledge threatened, before any court, governmental agency or board or other forum relating to or against any Loan Property (or First Franklin or Franklin Savings in respect of such Loan Property) (x) relating to alleged noncompliance (including by any predecessor) with, or liability under, any Environmental Law or (y) relating to the presence of or release into the environment of any Hazardous Material, to First Franklin and Franklin Savings' Knowledge, there exists no basis or reason for First Franklin or Franklin Savings to expect such notice, demand letter, executive or administrative order, directive or request to be issued;

(iv) Except as set forth in First Franklin Disclosure Schedule 3.14(a)(iv), the properties currently owned or operated by First Franklin or Franklin Savings are not contaminated with and do not otherwise contain any Hazardous Material other than as permitted under applicable Environmental Law;

(v) Neither First Franklin nor Franklin Savings has received any notice, demand letter, executive or administrative order, directive or request for information from any federal, state, local or foreign governmental entity or any other Person indicating that it may be in violation of, or liable under, any Environmental Law and, to First Franklin and Franklin Savings' Knowledge, there is no basis or reason for First Franklin or Franklin Savings to expect such notice, demand letter, executive or administrative order, directive or request to be issued;

(vi) Except as set forth in First Franklin Disclosure Schedule 3.14(a)(vi), there are no underground storage tanks on, in or under any properties owned or operated by First Franklin or Franklin Savings or any Participation Facility, and to First Franklin's Knowledge, no underground storage tanks have been closed or removed from any properties owned or operated by First Franklin or Franklin Savings or any Participation Facility; and

(vii) To First Franklin's knowledge, during the period of (s) First Franklin's or Franklin Savings' ownership or operation of any of their respective current properties or (t) First Franklin's or Franklin Savings' participation in the management of any Participation Facility, there has been no contamination by or release of Hazardous Materials in, on, under or affecting such properties that, with notice or the passage of time, or both, is reasonably likely to result in any material liability to First Franklin or any First Franklin Subsidiary by reason of any Environmental Laws. To First Franklin's and Franklin Savings' Knowledge, prior to the period of (x) First Franklin's or Franklin Savings' ownership or operation of any of their respective current properties or (y) First Franklin's or Franklin Savings' participation in the management of any Participation Facility, there was no contamination by or release of Hazardous Material in, on, under or affecting such properties that with notice or the passage of time, or both, is reasonably likely to result in any material liability to First Franklin or any First Franklin Subsidiary by reason of any Environmental Laws.

(b) "Loan Property" means any property in which the applicable party (or a Subsidiary of it) holds a security interest, and, where required by the context, includes the owner or operator of such property, but only with respect to such property. "Participation Facility" means any facility in which the applicable party (or a Subsidiary of it) participates in the management (including all property held as trustee or in any other fiduciary capacity) and, where required by the context, includes the owner or operator of such property, but only with respect to such property.

Section 3.15 Loan Portfolio.

(a) The allowances for loan losses reflected in the consolidated balance sheets contained in the First Franklin Financials at and for the period ending June 30, 2010 were adequate as of that date under GAAP and all regulatory requirements applicable to First Franklin and Franklin Savings.

(b) First Franklin Disclosure Schedule 3.15(b) sets forth a listing, as of a date within fifteen (15) Business Days prior to the date of this Agreement, by account, of: (A) each borrower, customer or other party which has notified First Franklin or Franklin Savings during the past twelve (12) months of, or has asserted against First Franklin or Franklin Savings, in each case in writing, any "lender liability" or similar claim, and, to the Knowledge of First Franklin and Franklin Savings, each borrower, customer or other party which has given First Franklin or Franklin Savings any oral notification of, or orally asserted to or against First Franklin or Franklin Savings, any such claim; (B) all loans, (1) that are contractually past due 90 days or more in the payment of principal and/or interest, (2) that are on non-accrual status, (3) that are classified as "Other Loans Specially Mentioned", "Special Mention", "Substandard", "Doubtful", "Loss", "Classified", "Criticized", "Watch list" or words of similar import, together with the principal amount of and accrued and unpaid interest on each such Loan and the identity of the obligor thereunder, (4) where a reasonable doubt exists as to the timely future collectibility of principal and/or interest, whether or not interest is still accruing or the loans are less than 90 days past due, (5) where the interest rate terms have been reduced and/or the maturity dates have been extended subsequent to the agreement under which the loan was originally created due to concerns regarding the borrower's ability to pay in accordance with such initial terms, or (6) where a specific reserve allocation exists in connection therewith, (C) all assets classified by First Franklin or Franklin Savings as real estate acquired through foreclosure or in lieu of foreclosure, including in-substance foreclosures, and all other assets currently held that were acquired through foreclosure or in lieu of foreclosure and (D) loans subject to work out or similar procedures.

(c) To the Knowledge of First Franklin and Franklin Savings, all loans receivable (including discounts) and accrued interest entered on the books of First Franklin and Franklin Savings arose out of bona fide arm's-length transactions, were made for good and valuable consideration in the ordinary course of First Franklin's or Franklin Savings' respective business. Except as set forth in First Franklin Disclosure Schedule 3.15(c), to the Knowledge of First Franklin or Franklin Savings , the loans, discounts and the accrued interest reflected on the books of First Franklin and Franklin Savings are subject to no defenses, set-offs or counterclaims (including, without limitation, those afforded by usury or truth-in-lending laws), except as may be provided by bankruptcy, insolvency or similar laws affecting creditors' rights generally or by general principles of equity. All such loans (or in the case of loan participations, portions thereof) are owned by First Franklin or Franklin Savings free and clear of any liens, except for liens for taxes, assessments, or similar charges, incurred in the ordinary course of business and which are not yet due and payable, and liens in favor of the FHLB of Cincinnati to secure advances of the FHLB of Cincinnati to Franklin Savings.

(d) To the Knowledge of First Franklin and Franklin Savings, the notes and other evidences of indebtedness evidencing the loans described in Section 3.15(c) above, and all pledges, mortgages, deeds of trust and other collateral documents or security instruments relating thereto are, in all material respects, valid, true and genuine, and what they purport to be.

(e) No representation or warranty set in this Section 3.15 shall be deemed to be breached unless such breach, individually or in the aggregate, has had or is reasonably likely to have a Material Adverse Effect on First Franklin.

Section 3.16 Corporate Documents. First Franklin has made available to Cheviot Financial copies of its (i) annual reports to stockholders for the years ended December 31, 2009, 2008 and 2007, (ii) proxy statements for the same years and (iii) will make available to Cheviot Financial its quarterly reports for the quarters ended March 31, 2010 and thereafter. Such reports and such proxy materials complied, at the time filed with the Regulatory Authorities, in all material respects, with the Securities Laws and the rules and regulations promulgated thereunder.

Section 3.17 Related Party Transactions. Except as set forth in First Franklin Disclosure Schedule 3.17, neither First Franklin nor Franklin Savings is a party to any transaction (including any loan or other credit accommodation but excluding deposit accounts) with any Affiliate of First Franklin. Except as set forth in First Franklin Disclosure Schedule 3.17, all such transactions: (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other Persons, and (c) did not involve more than the normal risk of collectability or present other unfavorable features. No loan or credit accommodation to any Affiliate of First Franklin or Franklin Savings is presently in default or, during the three (3) year period prior to the date of this Agreement, has been in default or has been restructured, modified or extended. Neither First Franklin nor Franklin Savings has been notified that principal and interest with respect to any such loan or other credit accommodation will not be paid when due or that the loan grade classification accorded such loan or credit accommodation by First Franklin is inappropriate.

Section 3.18 Schedule of Termination Benefits. First Franklin Disclosure Schedules 3.08, 3.18 and 5.11(d) include schedules and/or descriptions of all termination benefits and related payments that would or will be payable to the individuals identified thereon under any and all employment agreements, retention agreements, special termination agreements, change in control agreements, supplemental executive retirement plans, deferred bonus plans, deferred compensation plans, salary continuation plans, or any compensation arrangement, or other pension benefit or welfare benefit plan maintained by First Franklin or Franklin Savings for the benefit of officers or directors of First Franklin or Franklin Savings (the "Benefits Schedule"), assuming their employment or service is terminated as of December 31, 2010 and the Closing Date occurs prior to such termination. No other individuals are entitled to benefits under any such plans.

Section 3.19 Deposits. Except as set forth in First Franklin Disclosure Schedule 3.19, none of the deposits of First Franklin or Franklin Savings is a "brokered deposit" as defined in 12 CFR Section 337.6(a)(2).

Section 3.20 Antitakeover Provisions Inapplicable. The transactions contemplated by this Agreement are not subject to the requirements of any "moratorium," "control share," "fair price," "affiliate transactions," "business combination" or other antitakeover laws and regulations of any state. The affirmative vote of a majority of the issued and outstanding shares of First Franklin Common Stock is required to approve this Agreement under First Franklin's certificate of incorporation and the DGCL.

Section 3.21 Registration Obligations. Neither First Franklin nor Franklin Savings is under any obligation, contingent or otherwise, that will survive the Merger Effective Date by reason of any agreement to register any transaction involving any of its securities under the Securities Act.

Section 3.22 Risk Management Instruments. All material interest rate swaps, caps, floors (except caps and floors on adjustable rate loans), option agreements, futures and forward contracts and other similar risk management arrangements, whether entered into for the account of First Franklin or Franklin Savings or their customers (all of which are set forth in First Franklin Disclosure Schedule 3.22) were entered into in accordance with prudent business practices and complied in all material respects with all applicable laws, rules, regulations and regulatory policies and with counterparties believed to be financially responsible at the time; and, to First Franklin's Knowledge, each of them constitutes the valid and legally binding obligation of First Franklin or Franklin Savings, enforceable in accordance with its terms (except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent transfer and similar laws of general applicability relating to or affecting creditors' rights or by general equity principles), and is in full force and effect. Neither First Franklin, Franklin Savings, nor to the Knowledge of First Franklin any other party thereto, is in breach of any of its obligations under any such agreement or arrangement in any material respect.

Section 3.23 Fairness Opinion. First Franklin has received an opinion from Paragon Capital Group, LLC dated as of the date of this Agreement to the effect that, subject to the terms, conditions and qualifications set forth therein, as of the date thereof, the Merger Consideration to be received by the stockholders of First Franklin Common Stock pursuant to this Agreement is fair to such stockholders from a financial point of view.

Section 3.24 Intellectual Property. First Franklin and its Subsidiaries owns or, to the Knowledge of First Franklin, possesses valid and binding licenses and other rights (subject to expirations in accordance with their terms) to use all patents, copyrights, trade secrets, trade names, servicemarks and trademarks, which are material to the conduct of their business as currently conducted, each without payment, except for all license agreements under which license fees or other payments are due in the ordinary course of First Franklin's and its Subsidiaries' business as set forth in First Franklin Disclosure Schedule 3.24, and neither First Franklin nor any of its Subsidiaries has received any notice of conflict or infringement with respect thereto that asserts the rights of others. First Franklin and its Subsidiaries, have performed all the obligations required to be performed, and are not in default in any respect, under any contract, agreement, arrangement or commitment relating to any of the foregoing.

Section 3.25 Bank Owned Life Insurance. First Franklin Disclosure Schedule 3.25 sets forth a true, correct and complete description of all Bank Owned Life Insurance owned by First Franklin or its Subsidiaries and the value of which is accurately reflected in the First Franklin Financials.

ARTICLE IV-REPRESENTATIONS AND WARRANTIES OF CHEVIOT SAVINGS BANK AND CHEVIOT FINANCIAL

Cheviot Financial and Cheviot Savings Bank represent and warrant to First Franklin and Franklin Savings that the statements contained in this Article IV are correct and complete as of the date of this Agreement and will be correct and complete as of the Closing Date (as though made then and as though the Closing Date were substituted for the date of this Agreement throughout this Article IV), except as set forth in the Cheviot Financial Disclosure Schedules delivered by Cheviot Financial to First Franklin on the date hereof and except as to any representation or warranty which specifically relates to an earlier date.

Section 4.01 Organization.

(a) Cheviot Financial is a corporation organized and validly existing under Federal law, and is duly registered as a savings and loan holding company under the HOLA. Cheviot Financial has full corporate power and authority to carry on its business as now conducted and is duly licensed or qualified to do business in the states of the United States and foreign jurisdictions where its ownership or leasing of property or the conduct of its business requires such qualification, except where the failure to be so licensed or qualified would not have a Material Adverse Effect on Cheviot Financial.

(b) Cheviot Savings Bank is a stock savings and loan association duly organized, validly existing and in good standing under the laws of the State of Ohio. The deposits of Cheviot Savings Bank are insured by the FDIC to the fullest extent permitted by law, and all premiums and assessments required to be paid in connection therewith have been paid when due by Cheviot Savings Bank. Each other Cheviot Financial Subsidiary is a corporation organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization.

(c) Cheviot Savings Bank is a member of the FHLB of Cincinnati and owns the requisite amount of stock therein.

(d) Cheviot Merger Subsidiary is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware, with its principal executive offices in Cheviot, Ohio. Cheviot Merger Subsidiary is a wholly owned subsidiary of Cheviot Financial.

(e) Prior to the date of this Agreement, Cheviot Financial has delivered to First Franklin true and correct copies of the charter and bylaws of Cheviot Financial, Cheviot Savings Bank has delivered to First Franklin true and correct copies of its charter and bylaws and Cheviot Merger Subsidiary has delivered true and correct copies of its certificate of incorporation and bylaws.

Section 4.02 Authority; No Violation.

(a) Each of Cheviot Financial, Cheviot Savings Bank and Cheviot Merger Subsidiary has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by each of Cheviot Financial, Cheviot Savings Bank and Cheviot Merger Subsidiary and the completion by Cheviot Financial, Cheviot Savings Bank and Cheviot Merger Subsidiary of the transactions contemplated hereby, including the Merger, the Company Merger and the Bank Merger, have been duly and validly approved by the Boards of Directors of each of Cheviot Financial, Cheviot Savings Bank and Cheviot Merger Subsidiary and no other corporate proceedings on the part of Cheviot Financial, Cheviot Savings Bank or Cheviot Merger Subsidiary, except for approvals related to the ownership of Cheviot Savings Bank and Cheviot Merger Subsidiary by Cheviot Financial, are necessary to complete the transactions contemplated hereby, including the Merger, the Company Merger and the Bank Merger. This Agreement has been duly and validly executed and delivered by each of Cheviot Financial, Cheviot Savings Bank and Cheviot Merger Subsidiary and, subject to receipt of the Regulatory Approvals, constitutes the valid and binding obligation of Cheviot Financial, Cheviot Savings Bank and Cheviot Merger Subsidiary, enforceable against Cheviot Financial, Cheviot Savings Bank and Cheviot Merger Subsidiary in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors' rights generally, and as to Cheviot Savings Bank, the conservatorship or receivership provisions of the FDIA, and subject, as to enforceability, to general principles of equity.

(b) The execution and delivery of this Agreement by Cheviot Financial, Cheviot Savings Bank and Cheviot Merger Subsidiary, subject to receipt of approvals from the Regulatory Authorities referred to in Section 4.03 hereof and compliance by the parties with any conditions contained therein, the consummation of the transactions contemplated hereby, compliance by Cheviot Financial, Cheviot Savings Bank and Cheviot Merger Subsidiary with any of the terms or provisions hereof, will not (i) conflict with or result in a breach of any provision of the charter or bylaws of Cheviot Financial, or the certificate of incorporation or bylaws of any Cheviot Financial Subsidiary; (ii) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to Cheviot Financial or any Cheviot Financial Subsidiary or any of their respective properties or assets; or (iii) violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, accelerate the performance required by, or result in a right of termination or acceleration or the creation of any lien, security interest, charge or other encumbrance upon any of the properties or assets of Cheviot Financial, Cheviot Merger Subsidiary or Cheviot Savings Bank under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement or other investment or obligation to which Cheviot Financial, Cheviot Merger Subsidiary or Cheviot Savings Bank is a party, or by which they or any of their respective properties or assets may be bound or affected.

Section 4.03 Consents. Except for the receipt of the Regulatory Approvals and compliance with any conditions contained therein, the approval of this Agreement by the stockholders of First Franklin and Franklin Savings, the filing of a certificate of merger with the Delaware Secretary of State pursuant to the DGCL, the filing of a certificate of merger with the Department, and the filing of articles of combination with the OTS, no consents or approvals of, or filings or registrations with, any public body or authority are necessary, and no consents or approvals of any Persons are necessary, or will be, in connection with (a) the execution and delivery of this Agreement by Cheviot Financial, Cheviot Savings Bank and Cheviot Merger Subsidiary, and (b) the completion by Cheviot Financial, Cheviot Savings Bank, Cheviot Merger Subsidiary, and Cheviot Merger Subsidiary of the transactions contemplated hereby. Cheviot Financial has no reason to believe that (i) any Regulatory Approvals will not be received or will be received with conditions, limitations or restrictions unacceptable to it or Cheviot Savings Bank or that would adversely impact the ability of Cheviot Savings Bank and Cheviot Financial to complete the transactions contemplated by this Agreement or (ii) any public body or authority, the consent or approval of which is not required or to which a filing is not required, will object to the completion of the transactions contemplated by this Agreement.

Section 4.04 Financial Statements. Cheviot Financial has made available to First Franklin the Cheviot Financial Financials. The Cheviot Financial Financials have been prepared in accordance with GAAP and practices applied on a consistent basis throughout the periods covered by such statements, and (including the related notes where applicable) fairly present the consolidated financial position, results of operations and cash flows of Cheviot Financial and the Cheviot Financial Subsidiaries as of and for the respective periods ending on the dates thereof, in accordance with GAAP applied on a consistent basis during the periods involved, except as indicated in the notes thereto.

Section 4.05 Compliance With Applicable Law.

(a) Each of Cheviot Financial and each Cheviot Financial Subsidiary is in compliance in all material respects with all applicable federal, state, local and foreign statutes, laws, regulations, ordinances, rules, judgments, orders or decrees applicable to it, its properties, assets and deposits, its business, its conduct of business and its relationship with its employees, including, without limitation, the Equal Credit Opportunity Act, the Fair Housing Act, the Community Reinvestment Act of 1977, the Home Mortgage Disclosure Act, the Bank Secrecy Act, the USA Patriot Act, the Gramm-Leach-Bliley Act of 1999 and all other applicable fair lending laws and other laws relating to discriminatory business practices.

(b) Each of Cheviot Financial and each Cheviot Financial Subsidiary has all material permits, licenses, authorizations, orders and approvals of, and has made all filings, applications and registrations with, all Regulatory Authorities that are required in order to permit it to own or lease its properties and to conduct its business as presently conducted; all such permits, licenses, certificates of authority, orders and approvals are in full force and effect and, to the best Knowledge of Cheviot Financial, no suspension or cancellation of any such permit, license, certificate, order or approval is threatened or will result from the consummation of the transactions contemplated by this Agreement.

(c) Neither Cheviot Financial nor any Cheviot Financial Subsidiary has received any notification or communication from any Regulatory Authority (i) asserting that Cheviot Financial or any Cheviot Financial Subsidiary is not in material compliance with any of the statutes, regulations or ordinances which such Regulatory Authority enforces; (ii) threatening to revoke any license, franchise, permit or governmental authorization which is material to Cheviot Financial or any Cheviot Financial Subsidiary; (iii) requiring or threatening to require Cheviot Financial or any Cheviot Financial Subsidiary, or indicating that Cheviot Financial or any Cheviot Financial Subsidiary may be required, to enter into a Regulatory Agreement. Neither Cheviot Financial nor any Cheviot Financial Subsidiary has consented to or entered into any currently effective Regulatory Agreement. The most recent regulatory rating given to Cheviot Savings Bank as to compliance with the CRA is satisfactory or better.

Section 4.06 Financing. Cheviot Financial currently has, and as of the Merger Effective Date will have, funds that are sufficient and available to meet obligations, and to cause its Subsidiaries to meet their obligations, under this Agreement including the aggregate Merger Consideration.

Section 4.07 Regulatory Approvals. Cheviot Financial and Cheviot Savings Bank are not aware of any reason that they cannot obtain the Regulatory Approvals, and neither Cheviot Financial nor Cheviot Savings Bank has received any advice or information from any Regulatory Authority indicating that any such approval will be denied or are doubtful.

Section 4.08 Legal Proceedings. Neither Cheviot Financial nor Cheviot Savings Bank is a party to any, and there are no pending or, to the knowledge of either Cheviot Financial or Cheviot Savings Bank, threatened, legal, administrative, arbitration or other proceedings, claims, (whether asserted or unasserted), actions or governmental investigations or inquiries of any nature (i) against Cheviot Financial or Cheviot Savings Bank (other than routine bank regulatory examinations), (ii) to which Cheviot Financial's or Cheviot Savings Bank's assets are or may be subject, (iii) challenging the validity or propriety of any of the transactions contemplated by this Agreement, or (iv) which could adversely affect the ability of Cheviot Financial or Cheviot Savings Bank to perform under this Agreement, except for any proceedings, claims, actions, investigations or inquiries referred to in clauses (i) or (ii) which, if adversely determined, individually or in the aggregate, could not reasonably be expected to have a Material Adverse Effect of Cheviot Financial.

ARTICLE V-COVENANTS OF THE PARTIES

Section 5.01 Conduct of First Franklin's Business.

(a) From the date of this Agreement to the Closing Date, First Franklin and Franklin Savings each will conduct its business and engage in transactions, including extensions of credit, only in the ordinary course and consistent with past practice and policies, except as otherwise required or contemplated by this Agreement or with the written consent of Cheviot Financial. First Franklin and Franklin Savings will use their reasonable good faith efforts, to (i) preserve their business organizations intact, (ii) maintain good relationships with employees, and (iii) preserve for themselves the goodwill of their customers and others with whom business relationships exist. From the date hereof to the Closing Date, except as otherwise consented to or approved by Cheviot Financial in writing or as contemplated or required by this Agreement, First Franklin will not, and First Franklin will not permit Franklin Savings to:

(i) amend any provision of its certificate or articles of incorporation, charter or other chartering documents or bylaws, impose, or suffer the imposition, on any share of stock held by First Franklin in Franklin Savings of any material lien, charge or encumbrance or permit any such lien to exist, or waive or release any material right or cancel or compromise any material debt or claim;

(ii) change the number of shares of its authorized capital stock or issue, grant, sell, pledge or otherwise dispose of, any Right relating to its authorized or issued capital stock, or any securities convertible into shares of such capital stock, or split, combine or reclassify any shares of its capital stock, redeem or otherwise acquire any shares of such capital stock, or sell or issue any shares of capital stock (except upon the exercise of outstanding First Franklin Options);

(iii) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of its capital stock;

(iv) except as set forth in First Franklin Disclosure Schedule 5.01(a)(iv), grant or agree to pay any bonus, severance or termination to, or enter into, extend or amend any compensation and benefit plans; including any employment agreement, severance agreement, deferred compensation agreement, consulting agreement, change in control agreement, noncompete agreement and/or supplemental executive agreement with, or increase in any manner the compensation or fringe benefits of, any employee, officer or director; First Franklin shall be permitted to pay salaries, wages and commission-based payments in the ordinary course of business consistent with past practice;

(v) except as set forth in First Franklin Disclosure Schedule 5.01(a)(v); enter into or, except as may be required by law to maintain the qualified status thereof or otherwise required by law, modify any pension, retirement, stock option, stock purchase, stock appreciation right, stock grant, savings, profit sharing, deferred compensation, supplemental retirement, consulting, bonus, group insurance or other employee benefit, incentive or welfare contract, plan or arrangement, or any trust agreement related thereto, in respect of any of its directors, officers or employees, or former directors, officers or employees; or make any contributions to any defined contribution, defined benefit plan or executive benefit plan not in the ordinary course of business consistent with past practice;

(vi) merge or consolidate with any other corporation; sell or lease all or any substantial portion of its assets or business; adopt a plan of complete liquidation or dissolution make any acquisition of all or any substantial portion of the business or assets of any other Person, firm, association, corporation or business organization other than in connection with foreclosures, settlements in lieu of foreclosure, troubled loan or debt restructuring, or the collection of any loan or credit arrangement between First Franklin, or Franklin Savings, and any other Person; enter into a purchase and assumption transaction with respect to deposits and liabilities; voluntarily authorize the revocation or surrender of its certificate of authority to maintain, or file an application for the relocation of, any existing branch office, or file an application for a certificate of authority to establish a new branch office;

(vii) except as set forth in First Franklin Disclosure Schedule 5.01(vii), sell or otherwise dispose of the capital stock of Franklin Savings, or sell or otherwise dispose of any asset other than in the ordinary course of business consistent with past practice; subject any asset to a lien, pledge, security interest or other encumbrance (other than in connection with deposits, the collections and/or processing of checks, drafts, notes, instruments or letters of credit, liens granted to the FHLB of Cincinnati to secure advances to Franklin Savings from the FHLB of Cincinnati, repurchase agreements, bankers acceptances, "treasury tax and loan" accounts established in the ordinary course of business and transactions in "federal funds" and the satisfaction of legal requirements in the exercise of trust powers) other than in the ordinary course of business consistent with past practice; or incur any liability or indebtedness for borrowed money or guarantee any indebtedness for borrowed money (but excluding deposits), except in the ordinary course of business consistent with past practice;

(viii) make any change in policies with regard to: the extension of credit, or the establishment of the allowance with respect to loan losses thereon or the charge off of losses incurred thereon; investments; asset/liability management; the accrual or recognition of expenses related to loan loss provisions; or other material banking policies in any material respect except as may be required by any Regulatory Authority or by changes in applicable law or regulations, or GAAP;

(ix) acquire any new loan participation or loan servicing rights;

(x) except for any commitments disclosed on the First Franklin Disclosure Schedule 5.01(a)(x): originate, participate or purchase any new loan or other credit facility commitment (including without limitation, lines of credit and letters of credit) outside of its primary market area of the Ohio counties of Hamilton, Butler, Warren and Clermont, the Kentucky counties of Kenton, Campbell and Boone and the Indiana county of Dearborn in any amount, or within the aforementioned counties in excess of $250,000; or increase, compromise, extend, renew or modify any existing loan or commitment outstanding in excess of $250,000; or make any new loan or other credit facility commitment (including without limitation, lines of credit and letters of credit) in any amount if thereafter the exposure to any one borrower or group of affiliated borrowers (including obligors under loan participations) in the aggregate would exceed $250,000; provided the foregoing limitations shall not be applicable to any residential real estate loan originated for sale into the secondary market;

(xi) except for automatically renewing leases or as set forth in First Franklin Disclosure Schedule 5.01(a)(xi), renew or extend any lease for a term of greater than one year;

(xii) make any capital expenditures in excess of $10,000 individually or $50,000 in the aggregate, other than pursuant to binding commitments existing on the date hereof;

(xiii) except as set forth in First Franklin Disclosure Schedule 5.01(a)(xiii) and except for the execution of, and as otherwise provided for, contemplated in, or permitted by, this Agreement, the Schedules, and the Exhibits hereto, take any action that would give rise to a right of payment to any individual under any employment agreement, or take any action that would give rise to a right of payment to any individual under any Compensation and Benefit Plan;

(xiv) except as set forth in First Franklin Disclosure Schedule 5.01(a)(xiv), purchase any security (other than U.S. government or agency securities) for its investment portfolio not rated "AAA" or higher by either Standard & Poor's Corporation or Moody's Investor Services, Inc, or with a remaining term to maturity of more than five (5) years;

(xv) engage in any new loan transaction with an officer or director;

(xvi) materially change the pricing strategies of Franklin Savings with respect to its deposit or loan accounts except for changes in the ordinary course of business consistent with Franklin Savings' asset liability and liquidity policies;

(xvii) enter into any agreement, arrangement or commitment not made in the ordinary course of business;

(xviii) change its method of accounting prior to the Merger Effective Date, except as required by changes in laws or regulations, by Regulatory Authorities having jurisdiction over First Franklin or Franklin Savings, or by GAAP concurred with by First Franklin's independent certified public accountants;

(xix) enter into any futures contract, option, interest rate caps, interest rate floors (other than caps and floors on adjustable rate loans), interest rate exchange agreement or other agreement or take any other action for purposes of hedging the exposure of its interest-earning assets and interest-bearing liabilities to changes in market rates of interest;

(xx) invest in "high risk" mortgage derivative investments as defined by the Federal Financial Institutions Examination Council;

(xxi) discharge or satisfy any lien or encumbrance or pay any material obligation or liability (absolute or contingent) other than at scheduled maturity or in the ordinary course of business;

(xxii) enter or agree to enter into any agreement or arrangement granting any preferential right to purchase any of its assets or rights or requiring the consent of any party to the transfer and assignment of any such assets or rights;

(xxiii) take any action that would knowingly result in any of the representations or warranties of First Franklin or Franklin Savings contained in this Agreement not to be true and correct in any material respect as of the Merger Effective Date or that could reasonably be expected to result in a material delay in consummation of the transactions contemplated hereby;

(xxiv) foreclose upon or otherwise take title to or possession or control of any real property without first obtaining a phase one environmental report thereon indicating that there is no apparent violation of or liability under the Environmental Laws; provided, however, that it shall not be required to obtain such a report with respect to one- to four-family, non-agricultural residential property of five (5) acres or less to be foreclosed upon unless there is reason to believe that such property might be in violation of or require remediation under Environmental Laws;

(xxv) except in the ordinary course of business consistent with past practice and involving an amount not in excess of $25,000, settle any claim, action or proceeding; provided that no settlement shall be made if it involves a precedent for other similar claims, which in the aggregate, could be material to First Franklin and Franklin Savings, taken as a whole;

(xxvi) take any action which would result in a violation by First Franklin or Franklin Savings of any Regulatory Agreement; or

(xxvii) agree to do any of the foregoing.

Except as otherwise set forth above in this Section 5.01 and except for agreements, arrangements or commitments entered into as a result of the transactions contemplated by this Agreement and the Agreement itself, for purposes of this Section 5.01, unless provided for in a business plan, budget or similar document delivered to Cheviot Financial prior to the date of this Agreement, it shall not be considered in the ordinary course of business for First Franklin or Franklin Savings to do any of the following: (i) make any sale, assignment, transfer, pledge, hypothecation or other disposition of any assets having a book or market value, whichever is greater, in the aggregate in excess of $100,000, other than (x) pledges of, or liens on, assets to secure government deposits, advances made to Franklin Savings by the FHLB of Cincinnati, the payment of taxes, assessments, or similar charges which are not yet due and payable, the payment of deposits, repurchase agreements, bankers acceptances, "treasury tax and loan" accounts consistent with past practices, or the collection and/or processing of checks, drafts or letters of credit consistent with customary banking practices, or to exercise trust powers, (y) sales of assets received in satisfaction of debts previously contracted in the ordinary course of business, or (z) issuance of loans, sales of previously purchased government guaranteed loans, sales of loans into the secondary market or transactions in the investment securities portfolio by First Franklin or a Franklin Savings or repurchase agreements made, in each case, in the ordinary course of business; or (ii) undertake or enter any lease, contract or other commitment for its account, other than in the ordinary course of providing credit to customers as part of its banking business consistent with past practice, involving a payment by First Franklin or Franklin Savings of more than $10,000 annually, or containing a material financial commitment and extending beyond twelve (12) months from the date hereof.

Section 5.02 Access; Confidentiality.

(a) Each of First Franklin and Franklin Savings shall permit Cheviot Financial and its representatives reasonable access during normal business hours upon reasonable notice to its properties, and shall disclose and make available to them all books, papers and records relating to the assets, properties, operations, obligations and liabilities of First Franklin and Franklin Savings, including, but not limited to, all books of account (including the general ledger), tax records, minute books of meetings of boards of directors (and any committees thereof) (other than minutes of any confidential discussion of this Agreement and the transactions contemplated hereby), and those relating to a Superior Proposal) and stockholders, organizational documents, bylaws, material contracts and agreements, filings with any Regulatory Authority, accountants' work papers, litigation files, Regulatory Agreements, plans affecting employees, and any other business activities or prospects in which Cheviot Financial may have a reasonable interest (provided that First Franklin shall not be required to take any action that would provide access to or to disclose information where such access or disclosure would violate the rights of any customer or other person, or provide access to any information that would violate its, or Franklin Savings', attorney-client privilege, or would violate applicable law or regulation, or any confidentiality agreement identified in First Franklin Disclosure Schedule 5.02(a)). First Franklin and Franklin Savings shall, during normal business hours upon reasonable notice, make their respective officers, employees and agents and authorized representatives (including counsel and independent public accountants) available to confer with Cheviot Financial and its representatives. In addition, from the date of this Agreement through the Closing Date, First Franklin and Franklin Savings shall permit employees of Cheviot Financial reasonable access to information relating to problem loans, loan restructurings and loan workouts of First Franklin and Franklin Savings.

(b) Cheviot Financial agrees to conduct such investigations and discussions hereunder in a manner so as not to interfere with normal operations and customer and employee relationships of First Franklin and Franklin Savings.

(c) The parties will hold all such information delivered in confidence to the extent required by, and in accordance with, the provisions of confidentiality set forth in a letter agreement, dated May 6, 2010, between First Franklin and Cheviot Financial (the "Confidentiality Agreement").In addition to the Parties' respective obligations under the Confidentiality Agreement, which are hereby reaffirmed and adopted, and incorporated by reference herein, each Party shall, and shall cause its advisers and agents to, maintain the confidentiality of all confidential information furnished to it by the other Party concerning its and its Subsidiaries businesses, operations, and financial positions and shall not use such information for any purpose except in furtherance of the transactions contemplated by this Agreement. If this Agreement is terminated prior to the Merger Effective Date, First Franklin and Cheviot Financial shall promptly return to each other, or certify the destruction of all documents and copies thereof and all work papers containing confidential information received from, the other.

Section 5.03 Regulatory Matters and Consents.

(a) Cheviot Financial and Cheviot Savings Bank will prepare all Applications, make all filings, and pay all filing fees for all Regulatory Approvals necessary or advisable to consummate the transactions contemplated by this Agreement (except that First Franklin and Franklin Savings shall prepare any and all Applications and other documents requested pursuant to or required by any Regulatory Agreement to which First Franklin or Franklin Savings is subject and First Franklin shall prepare and file its Proxy Statement and any other filings required by the SEC); and Cheviot Financial and Cheviot Savings Bank will use their best efforts to obtain as promptly as practicable after the date hereof, all Regulatory Approvals necessary or advisable to consummate the transactions contemplated by this Agreement. The information supplied, or to be supplied, by Cheviot Financial or Cheviot Savings Bank for inclusion in the Applications will, at the time such documents are filed with any Regulatory Authority, be accurate in all material aspects.

(b) First Franklin will furnish Cheviot Financial with all information concerning First Franklin and Franklin Savings as may be necessary or advisable in connection with any Application or filing made by or on behalf of Cheviot Financial to any Regulatory Authority in connection with the transactions contemplated by this Agreement. The information supplied, or to be supplied, by First Franklin for inclusion in the Applications will, at the time such documents are filed with any Regulatory Authority, be accurate in all material respects, Cheviot Financial will furnish to First Franklin all information concerning Cheviot Financial and Cheviot Savings Bank as may be necessary or advisable in connection with the Proxy Statement and any Application filed by First Franklin. This information supplied, or to be supplied, by Cheviot Financial for inclusion in the Proxy Statement or other Application will, at the time such documents are filed, be accurate and complete in all material respects.

(c) Cheviot Financial and First Franklin will promptly furnish each other with copies of all material written communications to, or received by them from any Regulatory Authority, and notice of material oral communications with the Regulatory Authorities, in respect of the transactions contemplated hereby.

(d) The parties hereto agree that they will regularly consult with each other with respect to the obtaining of all Regulatory Approvals and other necessary permits, consents, approvals and authorizations of Regulatory Authorities. Cheviot Financial will furnish First Franklin with (i) copies of all Applications prior to filing with any Regulatory Authority, (ii) copies of all Applications filed by Cheviot Financial and (iii) copies of all Regulatory Reports filed by Cheviot Financial after the date hereof.

(e) First Franklin and Franklin Savings, and Cheviot Financial, will cooperate with each other in the foregoing matters and will furnish the responsible party with all information concerning it as may be necessary or advisable in connection with any Application or filing (including the Proxy Statement and any report filed by First Franklin with the SEC) made by or on behalf of Cheviot Financial or First Franklin to any Regulatory Authority in connection with the transactions contemplated by this Agreement, and such information will be accurate and complete in all material respects. In connection therewith, each party will provide certificates and other documents reasonably requested by the other.

(f) First Franklin shall, within 15 calendar days of the end of each calendar month, provide to Cheviot Financial the Interim Monthly Income Statement with respect to such calendar month. First Franklin shall accrue the Interim Loan Loss Provision with respect to any month such that the Interim Loan Loss Provision is reflected on the Interim Monthly Income Statement for that month.

Section 5.04 Taking of Necessary Action.

(a) Cheviot Financial and First Franklin shall each use its best efforts in good faith, and each of them shall cause its Subsidiaries to use their best efforts in good faith, to (i) in the case of First Franklin, obtain any necessary stockholder approval to complete the Merger, (ii) furnish such information as may be required in connection with the preparation of the documents referred to in Section 5.03 of this Agreement, (iii) in the case of First Franklin, take all action necessary to comply with or satisfy the conditions of any Regulatory Agreement to which First Franklin or Franklin Savings is subject, and (iv) take or cause to be taken all action necessary or desirable on its part using its best efforts so as to permit completion of the Mergers and the other transactions contemplated by this Agreement, including, without limitation, (A) obtaining the consent or approval of each Person whose consent or approval is required or desirable for consummation of the transactions contemplated hereby (including assignment of leases without any change in terms), provided that neither First Franklin nor Franklin Savings shall agree to make any payments or modifications to agreements in connection therewith without the prior written consent of Cheviot Financial, and (B) requesting the delivery of appropriate, consents and letters from its counsel and independent auditors. No party hereto shall take, or cause, or to the best of its ability permit to be taken, any action that would substantially impair the prospects of completing the Merger pursuant to this Agreement; provided that nothing herein contained shall preclude Cheviot Financial or First Franklin from exercising its rights under this Agreement.

(b) First Franklin shall prepare, subject to the review and consent of Cheviot Financial with respect to matters relating to Cheviot Financial and the transactions contemplated by this Agreement, a Proxy Statement to be mailed to the stockholders of First Franklin in connection with the meeting of its stockholders and transactions contemplated hereby, which Proxy Statement shall conform in all material respects with the Securities Laws. The parties shall cooperate with each other with respect to the preparation of the Proxy Statement. First Franklin shall, as promptly as practicable following the preparation thereof, file the Proxy Statement with the SEC and First Franklin shall use all reasonable efforts to have the Proxy Statement mailed to stockholders as promptly as practicable after the date of such filing. First Franklin will promptly advise Cheviot Financial of the time when the Proxy Statement has been mailed, or any comments from the SEC or of any request by the SEC for additional information. The information to be supplied by Cheviot Financial for inclusion in the Proxy Statement will not, at the time the Proxy Statement is mailed to First Franklin stockholders, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein not misleading.

(c) As promptly as reasonably practicable following the date of this Agreement, Cheviot Financial and Cheviot Savings Bank will prepare and cause to be filed all Applications and other documents with the Regulatory Authorities as are required to secure the Regulatory Approvals for the consummation of the transactions provided for in this Agreement. First Franklin agrees that it will, as promptly as practicable after request, provide Cheviot Financial and Cheviot Savings Bank with all information and documents concerning First Franklin and its Subsidiaries as shall be required in connection with preparing any Applications and other documents that are to be prepared and filed by Cheviot Financial and Cheviot Savings Bank in connection with Regulatory Approvals required to be obtained by Cheviot Financial and Cheviot Savings Bank hereunder.

Section 5.05 Certain Agreements.

(a) From and after the Merger Effective Date and until the fourth anniversary of the Merger Effective Date (4 years), Cheviot Financial and Cheviot Savings Bank, jointly and severally shall to the fullest extent permissible under the DGCL and under First Franklin's certificate of incorporation and bylaws, indemnify, defend and hold harmless each person who is now, or who has been at any time before the date hereof, or who becomes before the Merger Effective Date, an officer or director of First Franklin and any First Franklin Subsidiary as of the Merger Effective Date (the "Indemnified Parties") against all losses, claims, damages, costs, expenses (including reasonable attorneys' fees and expenses), liabilities, judgments or amounts paid in settlement (with the approval of Cheviot Financial, which approval shall not be unreasonably withheld) or in connection with any claim, action, suit, proceeding or investigation arising out of matters or circumstances existing or occurring at or prior to the Merger Effective Date (a "Claim") in which an Indemnified Party is, or is threatened to be made, a party or a witness based in whole or in part on, or arising in whole or in part out of, the fact that such Indemnified Party is or was a officer or director of First Franklin or any First Franklin Subsidiary, regardless of whether such Claim is asserted or claimed prior to, at or after the Merger Effective Date, to the fullest extent permitted under the DGCL, First Franklin's certificate of incorporation and bylaws, or other applicable law as in effect on the date hereof (and Cheviot Financial shall pay expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the fullest extent permissible to a Delaware corporation under the DGCL and First Franklin's certificate of incorporation and bylaws as in effect on the date hereof; provided, that the Indemnified Party to whom expenses are advanced provides an undertaking to repay such expenses if it is ultimately determined that such Indemnified Party is not entitled to indemnification). All rights to indemnification in respect of a Claim shall continue until the final disposition of such Claim. No indemnification shall be required under this Section 5.05(a) if prohibited by applicable law.

(b) Any Indemnified Party wishing to claim indemnification under Section 5.05(a), upon learning of any Claim, shall promptly notify Cheviot Financial, but the failure to so notify shall not relieve Cheviot Financial of any liability it may have to such Indemnified Party except to the extent that such failure prejudices Cheviot Financial. In the event of any Claim, (i) Cheviot Financial shall have the right to assume the defense thereof (with counsel reasonably satisfactory to the Indemnified Party) and shall not be liable to such Indemnified Party for any legal expenses of other legal counsel or any other expenses subsequently incurred by such Indemnified Party in connection with the defense thereof, except that, if Cheviot Financial elects not to assume such defense or counsel for the Indemnified Party advises that there are issues which raise conflicts of interest between Cheviot Financial and the Indemnified Party, the Indemnified Party may retain counsel satisfactory to him, and Cheviot Financial shall pay all reasonable fees and expenses of such counsel for the Indemnified Party promptly as statements therefore are received, provided further that Cheviot Financial shall in all Claims be obligated pursuant to this Section 5.05(b) to pay for only one firm of counsel for all Indemnified Parties in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same allegations or circumstances, (ii) the Indemnified Party will cooperate in the defense of any such Claim and (iii) Cheviot Financial shall not be liable for any settlement effected without its prior written consent (which consent shall not unreasonably be withheld).

(c) In the event Cheviot Financial, Cheviot Savings Bank or any of their successors or assigns (i) consolidates with or merges into any other Person and shall not continue or survive such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary, proper provision shall be made so that the successors and assigns of Cheviot Financial assume the obligations set forth in this Section 5.05.

(d) Cheviot Financial and/or Cheviot Savings Bank shall maintain in effect for four (4) years from the Merger Effective Date, the current directors' and officers' liability insurance policy maintained by First Franklin (provided that Cheviot Financial may substitute therefor policies of comparable coverage with respect to matters occurring at or prior to the Merger Effective Date, provided that in no event shall Cheviot Financial be required to spend an aggregate amount in excess of 175% of the annual premium currently paid by First Franklin for such insurance (the "Insurance Amount"). In the event that Cheviot Financial is unable to maintain or obtain the insurance called for by this Section 5.05(d) as a result of the previous provision, Cheviot Financial shall use its reasonable best efforts to maintain or obtain the most advantageous coverage as is available for the Insurance Amount. In connection with the foregoing, First Franklin agrees to provide such insurer or substitute insurer with such representations as such insurer may reasonably request with respect to the reporting of any prior claims.

(e) The provisions of Section 5.05 (a) through (d) are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party and his or her heirs and representatives.

Section 5.06 No Other Bids and Related Matters.

(a) From and after the date hereof until the termination of this Agreement, neither First Franklin, nor Franklin Savings, nor any of their respective officers, directors, employees, representatives, agents or affiliates (including, without limitation, any investment banker, attorney or accountant retained by First Franklin or Franklin Savings), will, directly or indirectly, initiate, solicit or encourage (including by way of furnishing non-public information or assistance), or facilitate, any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal, or enter into or maintain or continue discussions or negotiate with any Person in furtherance of such inquiries or to seek to obtain an Acquisition Proposal or agree or endorse any Acquisition Proposal, or authorize or permit any of its officers, directors, employees, investment bankers, financial advisors, attorneys, accountants or other representatives to take any such action, and First Franklin shall notify Cheviot Financial orally (within two Business Days) and in writing (as promptly as practicable but no later than five Business Days) of all of the relevant details relating to all inquiries and proposals that it or Franklin Savings or any such officer, director employee, investment banker, financial advisor, attorney, accountant or other representative may receive relating to any of such matters and provide Cheviot Financial a copy of all written communication between First Franklin and the third party.

(b) Notwithstanding the foregoing subsection (a), nothing contained in this Section 5.06 shall prohibit the Board of Directors of First Franklin from (i) furnishing information to, or entering into discussions or negotiations with, any Person that makes an unsolicited, written, bona fide Acquisition Proposal if: (A) the Board of Directors of First Franklin reasonably determines in consultation with its independent financial advisors that such proposal, after taking into account the impact of financing and regulatory risks, may be superior to the Merger from a financial point-of-view to First Franklin's stockholders, (B) the Board of Directors of First Franklin, after consultation with its independent legal counsel, determines in good faith that such action is reasonably necessary for the Board of Directors of First Franklin to comply with its fiduciary duties to stockholders under applicable law (any Acquisition Proposal that satisfies (A) and (B) being a "Superior Proposal"), (C) prior to furnishing such information to, or entering into discussions or negotiations with, such person or entity, First Franklin (x) provides reasonable advance notice to Cheviot Financial to the effect that it is furnishing information to, or entering into discussions or negotiations with, such person or entity and (y) receives from such person or entity an executed confidentiality agreement substantially identical in all material respects to the Confidentiality Agreement, and (D) the meeting of holders of First Franklin Common Stock convened to approve this Agreement has not occurred, (ii) complying with applicable law with regard to a tender or exchange offer, or (iii) prior to obtaining the approvals of this Agreement by First Franklin's stockholders, failing to make or withdrawing or modifying its recommendation to stockholders, because there exists a Superior Proposal and, after consultation with its independent legal counsel, the Board of Directors determined in good faith that such action is reasonably necessary for it to comply with its fiduciary duties under applicable law.

Section 5.07 Duty to Advise; Duty to Update First Franklin's Disclosure Schedules. First Franklin shall promptly advise Cheviot Financial in writing of any change or event having a Material Adverse Effect on it or on Franklin Savings or that it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants set forth herein. First Franklin shall update First Franklin's Disclosure Schedules as promptly as practicable after the occurrence of an event or fact that, if such event or fact had occurred prior to the date of this Agreement, would have been disclosed in the First Franklin

Disclosure Schedules; provided, however, that updates to the First Franklin Disclosure Schedule 3.15(b) shall be made and delivered concurrently with the delivery of the Interim Monthly Income Statement. The delivery of such updated Schedule shall not relieve First Franklin from any breach or violation of this Agreement and shall not have any effect for the purposes of determining the satisfaction of the condition set forth in Section 6.02(c) hereof.

Section 5.08 Conduct of Cheviot Financial's and Cheviot Savings Bank's Business. From the date of this Agreement to the Closing Date, Cheviot Financial and Cheviot Savings Bank each will use its best efforts to (x) preserve its business organization intact, (y) maintain good relationships with its employees, and (z) preserve for itself the goodwill of its customers. From the date of this Agreement to the Merger Effective Date, neither Cheviot Financial nor Cheviot Savings Bank will (i) amend its charter or bylaws in any manner inconsistent with the prompt and timely consummation of the transactions contemplated by this Agreement; (ii) take any action that would result in any of the representations and warranties of Cheviot Financial or Cheviot Savings Bank set forth in this Agreement becoming untrue as of any date after the date hereof or in any of the conditions set forth in Article VI hereof not being satisfied, except in each case as may be required by applicable law; or (iii) agree to do any of the foregoing.

Section 5.09 Board and Committee Minutes. First Franklin and Franklin Savings shall each provide to Cheviot Financial, within thirty (30) days after any meeting of their respective Board of Directors, or any committee thereof, a copy of the minutes of such meeting (with the understanding that such minutes may not be final and approved by the relevant Board of Directors or Committee), except for information relating to the transactions contemplated by this Agreement or that relate to any potential Superior Proposal, or are otherwise deemed confidential by the relevant Board of Directors or Committee or are subject to the attorney-client privilege, except that with respect to any meeting held within thirty (30) days of the Closing Date, such minutes (which may not be final and approved by the relevant Board of Directors or Committee) shall be provided to Cheviot Financial prior to the Closing Date.

Section 5.10 Undertakings by First Franklin and Cheviot Financial.

(a) From and after the date of this Agreement:

(i) *Voting by Directors and Executive Officers.* Simultaneous with the execution of this Agreement, First Franklin's directors and executive officers, shall each enter into the agreement set forth as Exhibit C to this Agreement;

(ii) *Proxy Solicitor.* First Franklin may, but is under no obligation to, retain a proxy solicitor in connection with the solicitation of stockholder approval of this Agreement;

(iii) *Outside Service Bureau Contracts.* If requested to do so by Cheviot Financial, First Franklin shall use its best efforts to obtain an extension of any contract with an outside service bureau or other vendor of services to First Franklin, on terms and conditions mutually acceptable to First Franklin and Cheviot Financial;

(iv) *Board Meetings.* First Franklin and Franklin Savings shall permit a representative of Cheviot Financial to attend any meeting of First Franklin and/or Franklin Savings' Board of Directors or the Executive Committees thereof (provided that neither First Franklin nor Franklin Savings shall be required to permit the Cheviot Financial representative to remain present during any discussions of the transactions contemplated by this Agreement or that relate to any potential Superior Proposal, or are subject to the attorney-client privilege);

(v) *List of Nonperforming Assets.* First Franklin shall provide Cheviot Financial, within fifteen (15) days of the end of each calendar month, a written list of nonperforming assets (the term "nonperforming assets," for purposes of this Section 5.10(a)(v), means (i) loans that are "Troubled debt restructurings" as defined in Codification Section 310-40-15, (ii) loans on nonaccrual, (iii) real estate owned, (iv) all loans ninety (90) days or more past due as of the end of such month and (v) impaired loans;

(vi) *Reserves and Merger Related Costs.* From the date of this Agreement and through the Merger Effective Date, First Franklin shall maintain its allowance for loan losses in accordance with GAAP and all regulatory requirements applicable to First Franklin and Franklin Savings. On or before the Merger Effective Date, and at the request of Cheviot Financial, First Franklin shall establish such additional accruals and reserves as may be necessary to conform the accounting reserve practices and methods (including credit loss practices and methods) of First Franklin to those of Cheviot Financial (as such practices and methods are to be applied to First Franklin from and after the Merger Effective Date) and Cheviot Financial's plans with respect to the conduct of the business of First Franklin following the Merger Effective Date and otherwise to reflect Merger-related expenses and costs incurred by First Franklin; provided, however, that First Franklin shall not be required to take any such action unless Cheviot Financial agrees in writing that all conditions to closing set forth in Section 6.02 have been satisfied or waived (except for the expiration of any applicable waiting periods); and no accrual or reserve made by First Franklin or Franklin Savings pursuant to this Section 5.10(a)(vi), or any litigation or regulatory proceeding arising out of any such accrual or reserve, shall constitute or be deemed to be a breach or the occurrence of a Material Adverse Effect with respect to First Franklin or Franklin Savings or a violation of any representation, warranty, covenant, condition or other provision of this Agreement or to constitute a termination event within the meaning of Section 7.01(b) hereof. No action shall be required to be taken by First Franklin pursuant to this Section 5.10(a)(vi) if, in the opinion of First Franklin's independent registered public accountants, such action would contravene GAAP;

(vii) *Stockholders' Meeting.* First Franklin shall submit this Agreement to its stockholders for consideration and adoption at a special meeting of stockholders to be held as soon as practicable, and, subject to the next sentence, its Board of Directors shall recommend adoption of this Agreement to the First Franklin stockholders. The Board of Directors of First Franklin may fail to make such a recommendation, or withdraw, modify or change any such recommendation only in connection with a Superior Proposal, as set forth in Section 5.06 of this Agreement, and only if such Board of Directors, after having consulted with legal counsel, has determined that the making of such recommendation, or the failure so to withdraw, modify or change its recommendation, would reasonably be expected to constitute a breach of the fiduciary duties of such directors under Delaware law. First Franklin shall take all steps necessary in order to hold a special meeting of stockholders for the purpose of considering the approval and adoption of this Agreement within three (3) months after the date of this Agreement, or as soon thereafter as is practicable. The Proxy Statement will not, at the time it is mailed to First Franklin stockholders, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein not misleading; except that First Franklin assumes no responsibility for any statement of a material fact, or failure to state a material fact necessary in order to make the statements therein not misleading, concerning Cheviot Financial or Cheviot Savings Bank that is included in the Proxy Statement and that is provided by Cheviot Financial or Cheviot Savings Bank; and

(viii) *Timely Review.* If requested by Cheviot Financial (and at Cheviot Financial's expense), First Franklin shall cause its independent registered public accountants to perform a review of its unaudited consolidated financial statements as of the end of any calendar quarter, in accordance with Statement of Auditing Standards No. 36, and to issue their report on such statements as soon as practicable thereafter.

(b) From and after the date of this Agreement, Cheviot Financial and First Franklin shall each:

(i) *Filings and Approvals.* Cooperate with the other in the preparation and filing, as soon as practicable, of (A) the Applications, (B) the Proxy Statement, (C) all other documents necessary to obtain any other approvals, consents, waivers and authorizations required to effect the completion of the Merger and the other transactions contemplated by this Agreement, and (D) all other documents contemplated by this Agreement;

(ii) *Public Announcements.* Cooperate and cause their respective officers, directors, employees and agents to cooperate in good faith, consistent with their respective legal obligations, in the preparation and distribution of, and agree upon the form and substance of, any press release related to this Agreement and the transactions contemplated hereby, and any other public disclosures related thereto, including without limitation communications to stockholders (other than (A) the Proxy Statement, which First Franklin will provide reasonable opportunity to Cheviot Financial for review and comment and (B) the Applications, which Cheviot Financial will provide reasonable opportunity to First Franklin for review and comment), internal announcements and customer disclosures, but nothing contained herein shall prohibit any party from making any disclosure that its counsel deems necessary, provided that the disclosing party notifies the other party reasonably in advance of the timing and contents of such disclosure;

(iii) *Systems Conversions.* First Franklin and Cheviot Financial shall meet on a regular basis to discuss and plan for the conversion of Franklin Savings' and First Franklin's data processing and related electronic informational systems to those used by Cheviot Savings Bank and Cheviot Financial, which planning shall include, but not be limited to, discussion of the possible termination by First Franklin or Franklin Savings of third-party service provider arrangements effective at the Merger Effective Date or at a date thereafter, non-renewal of personal property leases and software licenses used by First Franklin or Franklin Savings in connection with its systems operations, retention of outside consultants and additional employees to assist with the conversion, and outsourcing, as appropriate, of proprietary or self-provided system services, it being understood that First Franklin shall not be obligated to take any such action prior to the Merger Effective Date and, unless First Franklin otherwise agrees, no conversion shall take place prior to the Merger Effective Date. In the event that First Franklin takes, at the request of Cheviot Financial, any action relative to third parties to facilitate the conversion that results in the imposition of any termination fees or charges, Cheviot Financial shall indemnify First Franklin for any such fee and charges, and the costs of reversing the conversion process, if the Merger is not consummated for any reason other than a breach of this Agreement by First Franklin, or a termination of this Agreement under Section 7.01(c)(iv) or (d)(iv).

(iv) *Maintenance of Insurance.* Maintain, and cause their respective Subsidiaries to maintain, insurance in such amounts as are reasonable to cover such risks as are customary in relation to the character and location of its properties and the nature of its business;

(v) *Maintenance of Books and Records.* Maintain, and cause their respective Subsidiaries to maintain, books of account and records in accordance with GAAP applied on a basis consistent with those principles used in preparing the financial statements heretofore delivered;

(vi) *Delivery of Securities Documents.* Deliver to the other, copies of all Securities Documents and Regulatory Reports simultaneously with the filing thereof; and

(vii) *Taxes.* File all federal, state, and local tax returns required to be filed by them or their respective Subsidiaries on or before the date such returns are due (including any extensions) and pay all taxes shown to be due on such returns on or before the date such payment is due, except those being contested in good faith.

Section 5.11 Employee and Termination Benefits; Directors and Management.

(a) *Employee Benefits.* Except as set forth in First Franklin Disclosure Schedules 3.08 and 3.18 and as otherwise provided in this Section 5.11 of this Agreement, as of or after the Merger Effective Date, and at Cheviot Financial's election and subject to the requirements of the Code, the Compensation and Benefit Plans may continue to be maintained separately, merged, frozen or terminated. If requested by Cheviot Financial in writing not later than ten (10) days before the Merger Effective Date, First Franklin shall take such steps within its power to effectuate a freeze or termination of any Compensation and Benefit Plan (other than employment and change of control agreements) as of or immediately prior to the Merger Effective Date, provided that the Compensation and Benefit Plan can be frozen or terminated within such period. In the event of a merger of any or all of such plans or in the event of termination of any First Franklin Compensation and Benefit Plan, except as otherwise set forth in this Section 5.11, employees of First Franklin or Franklin Savings who continue as employees of Cheviot Financial or Cheviot Savings Bank after the Merger Effective Date ("Continuing Employees") shall be eligible to participate in any Cheviot Savings Bank employee plan of similar character immediately upon such merger or termination or as of the first entry date coincident with or immediately following such merger or termination. Continuing Employees shall receive credit for service with First Franklin or Franklin Savings for purposes of determining eligibility and vesting but not for purposes of accruing or computing benefits under any similar existing Cheviot Financial benefit plan. Such service shall also apply for purposes of satisfying any waiting periods, actively-at-work requirements and evidence of insurability requirements.

(b) *Plan Terminations.* In the event of the termination of any First Franklin or Franklin Savings health, disability or life insurance plan, or the consolidation of any First Franklin or Franklin Savings health, disability or life insurance plan with any Cheviot Financial or Cheviot Savings Bank health, disability or life insurance plan, Cheviot Financial shall as soon as practicable make available to Continuing Employees and their dependents employer-provided health, disability or life insurance coverage on the same basis as it provides such coverage to employees of Cheviot Financial or Cheviot Savings Bank. Unless a Continuing Employee affirmatively terminates coverage under a First Franklin or Franklin Savings health, disability or life insurance plan prior to the time that such Continuing Employee becomes eligible to participate in the Cheviot Financial or Cheviot Savings Bank health, disability or life insurance plan, no coverage of any of the Continuing Employees or their dependents shall terminate under any of the First Franklin or Franklin Savings health, disability or life insurance plans prior to the time such Continuing Employees and their dependents become eligible to participate in such plans, programs and benefits common to all employees of Cheviot Financial or Cheviot Savings Bank and their dependents. Terminated First Franklin and Franklin Savings employees and qualified beneficiaries will have the right to continue coverage under group health plans of Cheviot Financial and/or Cheviot Financial Subsidiaries in accordance with Code Section 4980B(f). Continuing Employees who become covered under a Cheviot Financial or Cheviot Savings Bank health plan shall receive credit for any deductibles paid under First Franklin or Franklin Savings' health plan for purposes of satisfying the deductible limitations of the Cheviot Financial or Cheviot Savings Bank health plan for the plan year in which the coverage commences. In the event of any termination of any First Franklin or Franklin Savings health plan, or consolidation of any First Franklin or Franklin Savings health plan with any health plan of Cheviot Financial and/or Cheviot Financial subsidiaries, any pre-existing condition, limitation or exclusion in the health plan of Cheviot Financial and/or Cheviot Financial subsidiaries shall not apply to Continuing Employees or their covered dependents who have satisfied such pre-existing condition exclusion waiting period under a First Franklin or Franklin Savings health plan with respect to such pre-existing condition on the Merger Effective Date and who then change that coverage to the health plan of Cheviot Financial and/or Cheviot Financial subsidiaries at the time such Continuing Employee is first given the option to enroll in such health plan. Continuing Employees shall be given credit under the health plan of Cheviot Financial an/or Cheviot Financial Subsidiaries with respect to any out-of-pocket expenses incurred under the health plans of First Franklin or Franklin Savings.

(c) *401(k) Plan.* In the sole discretion of Cheviot Financial, First Franklin's 401(k) Plan shall be frozen, terminated or merged into Cheviot Savings Bank's 401(k) Plan. Cheviot Financial may require First Franklin to terminate or freeze the First Franklin 401(k) Plan immediately prior to the Merger Effective Date. Continuing Employees will receive credit for service with First Franklin for purposes of vesting and determination of eligibility to participate in Cheviot Savings Bank's 401(k) Plan. Continuing Employees who satisfy the conditions for eligibility as of the Merger Effective Date shall be eligible to participate in the Cheviot Savings Bank 401(k) Plan as of the later of the first entry date coincident with or following the Merger

Effective Date or the date such Continuing Employees are no longer participating in the First Franklin 401(k) Plan.

(d) *Employment and Other Agreements.* Cheviot Financial shall assume and honor in full or cause Cheviot Savings Bank to assume and honor in full the employment, deferred compensation, change of control and severance contracts or plans as set forth in First Franklin Disclosure Schedules 5.11(d) and 3.12(h); provided, however, that such amounts and benefits set forth on First Franklin Disclosure Schedules 5.11(d) and 3.12(i) shall be accurate through December 31, 2010, and such schedule shall be updated after such date if the Merger Effective Date has not occurred by such time. Notwithstanding anything contained in the agreements set forth on First Franklin Disclosure Schedules 5.11(d), 3.12(i) or in this Agreement, no payment shall be made under any employment, deferred compensation, change of control and severance contract or plan that (a) would constitute a "parachute payment" (as such term is defined in Section 280G of the Code), and to the extent any such payment would constitute a "parachute payment," the payment will be reduced to $1.00 less than the amount that would be considered a "parachute payment", or (b) be prohibited under 12 C.F.R. Part 359, or by the OTS (or any successor), the FDIC or the Office of the Comptroller of the Currency. In addition, each individual identified in First Franklin Disclosure Schedules 5.11(d) and 3.12(i), with the exception of John J. Kuntz, shall execute a letter of acknowledgement no later than thirty (30) Business Days after the date of this Agreement, substantially in the form set forth in Cheviot Financial Disclosure Schedule 5.11(d), which acknowledges the amount of the payment the individual is entitled to in the event of his or her termination of employment. John J. Kuntz shall execute a non-competition agreement no later than thirty (30) Business Days after the date of this Agreement substantially in the form set forth in Cheviot Financial Disclosure Schedule 5.11(d).

(e) *Franklin Savings ESOP.* Subject to the occurrence of the Merger Effective Date, the Franklin Savings ESOP shall be terminated effective as of the Merger Effective Date (and all shares held by the Franklin Savings ESOP shall be converted into the right to receive the Merger Consideration). As soon as practicable following the date of this Agreement, Franklin Savings shall file or cause to be filed all necessary documents with the IRS, for a favorable determination letter for termination of the Franklin Savings ESOP as of the Merger Effective Date. As soon as practicable after the Merger Effective Date and after the receipt of a favorable determination letter on the termination from the IRS, the account balances in the Franklin Savings ESOP shall be distributed to participants and beneficiaries in accordance with applicable law and the Franklin Savings ESOP; provided that Franklin Savings before the Merger Effective Date or Cheviot Savings Bank after the Merger Effective Date may amend such plan as deemed necessary to maintain compliance with applicable law or as requested by the IRS in order to obtain a favorable letter of determination. Prior to the Merger Effective Date, contributions to the Franklin Savings ESOP shall be made consistent with past practices on the regularly scheduled payment dates. Franklin Savings shall take all actions necessary to effectuate the voting of allocated and unallocated shares held in the Franklin Savings ESOP with respect to the proposed approval of this Agreement in accordance with the terms of the Franklin Savings ESOP and applicable law.

(f) *Employee Severance.* Cheviot Financial and Cheviot Savings Bank agree that each First Franklin or Franklin Savings employee who has at least one full year of service as of the Merger Effective Date and who (i) is not offered employment with Cheviot Financial or Cheviot Savings Bank as of the Merger Effective Date or (ii) is involuntarily terminated by Cheviot Financial or Cheviot Savings Bank (other than for cause) within six (6) months of the Merger Effective Date and who is not covered by a separate employment agreement, change in control agreement or severance agreement shall receive a severance payment equal to two weeks of base pay (at the rate in effect on the termination date) for each full year of service at First Franklin or Franklin Savings, with a maximum of twenty-six (26) weeks of base pay. For purposes of calculating the number of years of service, fractional years of service shall be rounded up or down to the nearest full year.

Section 5.12 Duty to Advise; Duty to Update Cheviot Financial's Disclosure Schedules. Cheviot Financial shall promptly advise First Franklin of any change or event having a Material Adverse Effect on it or on any Cheviot Financial Subsidiary or that it believes would or would be reasonably likely to cause or constitute a material breach of any of its representations, warranties or covenants set forth herein. Cheviot Financial shall update the Cheviot Financial Disclosure Schedules as promptly as practicable after the occurrence of an event or fact that, if such event or fact had occurred prior to the date of this Agreement, would have been disclosed in the Cheviot Financial Disclosure Schedule. The delivery of such updated Schedules shall not relieve Cheviot Financial from any breach or violation of this Agreement and shall not have any effect for the purposes of determining the satisfaction of the condition set forth in Section 6.01(c) hereof.

Section 5.13 Bank and Related Merger Transactions.

(a) As soon as practicable following the Merger Effective Date, Cheviot Financial shall, and it shall cause First Franklin (as the Surviving Corporation in the Merger) to, effect the Company Merger by entering into an agreement and plan of merger and by filing a certificate of merger or other appropriate documentation with the Delaware Secretary of State pursuant to the DGCL and articles of combination with the Office of Thrift Supervision. The Company Merger shall become effective at the time (the "Subsequent Effective Time") specified in the certificate of merger and/or other appropriate documentation. As a result of the Company Merger, the separate corporate existence of First Franklin shall cease and Cheviot Financial shall have acquired all of the assets and liabilities of First Franklin.

(b) As soon as practicable after consummation of the Company Merger, Cheviot Financial shall cause each of Cheviot Savings Bank and Franklin Savings (as its wholly-owned subsidiaries) to take all actions necessary and appropriate, including entering into the Bank Merger Agreement, to effect the Bank Merger in accordance with applicable laws and regulations and the terms of the Bank Merger Agreement. As a result of the Bank Merger, the separate corporate existence of Franklin Savings shall cease and Cheviot Savings Bank shall be the surviving corporation and continue its corporate existence under the laws of the State of Ohio.

Section 5.14 Performance by Cheviot Financial Subsidiaries. Cheviot Financial agrees to take all steps necessary to cause its Subsidiaries (including, after the Merger Effective Time, the Surviving Corporation) to satisfy and perform all of their respective obligations under this Agreement, including without limitation, the payment obligations set forth in Article II.

ARTICLE VI-CONDITIONS

Section 6.01 Conditions to First Franklin's Obligations under this Agreement. The obligations of First Franklin and Franklin Savings hereunder shall be subject to satisfaction as of or prior to the Merger Effective Date of each of the following conditions, unless waived by First Franklin pursuant to Section 8.03 hereof:

(a) *Corporate Proceedings.* All action required to be taken by, or on the part of, Cheviot Financial, Cheviot Savings Bank and Cheviot Merger Subsidiary to authorize the execution, delivery and performance of this Agreement, and the consummation of the Merger, the Company Merger and the Bank Merger, shall have been duly and validly taken by Cheviot Financial, Cheviot Savings Bank and Cheviot Merger Subsidiary and First Franklin shall have received certified copies of the resolutions evidencing such authorizations;

(b) *Covenants.* The obligations and covenants of Cheviot Financial, Cheviot Savings Bank and Cheviot Merger Subsidiary required by this Agreement to be performed by Cheviot Financial, Cheviot Savings Bank and Cheviot Merger Subsidiary as of or prior to the Merger Effective Date shall have been duly performed and complied with in all material respects;

(c) *Representations and Warranties.* Each of the representations and warranties of Cheviot Financial and Cheviot Savings Bank in this Agreement that is qualified as to materiality shall be true and correct, and each such representation or warranty that is not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement, and (except to the extent such representations and warranties speak as of an earlier date) as of the Merger Effective Date;

(d) *Approvals of Regulatory Authorities.* Cheviot Financial shall have received all Regulatory Approvals and other approvals necessary to effect the Merger, the Company Merger and the Bank Merger; and all notice and waiting periods required thereunder shall have expired or been terminated;

(e) *No Injunction.* There shall not be in effect any order, decree or injunction of a court or agency of competent jurisdiction that enjoins or prohibits consummation of the transactions contemplated hereby;

(f) *Payment of Merger Consideration.* Cheviot Financial shall have delivered the aggregate Merger Consideration to the Exchange Agent no later than the day prior to the Merger Effective Date;

(g) *Officer's Certificate.* Cheviot Financial shall have delivered to First Franklin a certificate, dated the Closing Date and signed, without personal liability, by its president, to the effect that the conditions set forth in subsections (a) through (f) of this Section 6.01 have been satisfied, to the Knowledge of the officer executing the same; and

(h) *Approval of First Franklin's Stockholders*. This Agreement shall have been approved and adopted by the stockholders of First Franklin by such vote as is required under the DGCL and First Franklin's certificate of incorporation and bylaws.

Section 6.02 Conditions to Cheviot Financial's Obligations under this Agreement. The obligations of Cheviot Financial and Cheviot Savings Bank hereunder shall be subject to satisfaction as of or prior to the Merger Effective Date of each of the following conditions, unless waived by Cheviot Financial pursuant to Section 8.03 hereof:

(a) *Corporate Proceedings*. All action required to be taken by, or on the part of, First Franklin and Franklin Savings to authorize the execution, delivery and performance of this Agreement, and the consummation of the Merger shall have been duly and validly taken by First Franklin and Franklin Savings, and Cheviot Financial shall have received certified copies of the resolutions evidencing such authorizations;

(b) *Covenants*. The obligations and covenants of First Franklin and Franklin Savings required by this Agreement to be performed as of or prior to the Merger Effective Date shall have been duly performed and complied with in all material respects;

(c) *Representations and Warranties*. Each of the representations and warranties of First Franklin and Franklin Savings in this Agreement which is qualified as to materiality shall be true and correct, and each such representation or warranty that is not so qualified shall be true and correct in all material respects, in each case as of the date of this Agreement, and (except to the extent such representations and warranties speak as of an earlier date) as of the Merger Effective Date;

(d) *Approvals of Regulatory Authorities*. Cheviot Financial and Cheviot Savings Bank shall have received all Regulatory Approvals and other approvals necessary to effect the Merger and the Bank Merger (without the imposition of any condition that is in Cheviot Financial's reasonable judgment unduly burdensome, such that the economic or business benefits of the transactions contemplated by the Agreement would be materially adversely affected or which condition would unduly burden the operations of Cheviot Financial or Cheviot Savings Bank upon completion of the Merger, in both instances as to render inadvisable in the good faith judgment of Cheviot Financial, the consummation of the Merger); and all notice and waiting periods required thereunder shall have expired or been terminated;

(e) *No Injunction*. There shall not be in effect any order, decree or injunction of a court or agency of competent jurisdiction that enjoins or prohibits consummation of the transactions contemplated hereby;

(f) *No Material Adverse Effect*. Between the date of this Agreement and the Merger Effective Date, there shall not have occurred any Material Adverse Effect with respect to First Franklin or Franklin Savings; provided, however, it is agreed and understood that the items set forth in First Franklin Disclosure Schedule 6.02(f) shall not constitute or serve as the basis for a Material Adverse Effect for purposes of this Section 6.02(f);

(g) *Limitation on Dissenters' Shares.* The holders of no more than 12.5% of the First Franklin Common Stock that is issued and outstanding shall have taken the actions required by Section 262 of the DGCL to qualify their First Franklin Common Stock as Dissenters' Shares;

(h) *Officer's Certificate.* First Franklin shall have delivered to Cheviot Financial a certificate, dated the Closing Date and signed, without personal liability, by its chairman of the board or president, to the effect that the conditions set forth in subsections (a) through (g) (but excluding (d)) of this Section 6.02 have been satisfied, to the Knowledge of the officer executing the same; and

(i) *No Regulatory Agreement.* Neither First Franklin nor Franklin Savings shall have received and entered into any new Regulatory Agreements.

ARTICLE VII-TERMINATION, WAIVER AND AMENDMENT

Section 7.01 Termination. This Agreement may be terminated at any time prior to the Merger Effective Date, whether before or after approval of the stockholders of First Franklin referred to in Section 5.10(a)(vii) hereof:

(a) by mutual written consent of the parties authorized by their respective boards of directors;

(b) by Cheviot Financial or First Franklin

(i) if the Merger Effective Date shall not have occurred on or prior to June 30, 2011,

(ii) if a vote of the stockholders of First Franklin is taken and such stockholders fail to approve this Agreement at the special meeting of stockholders (or any adjournment thereof) of First Franklin contemplated by Section 5.10(a)(vii) hereof, or

(iii) any Regulatory Authority formally disapproves the issuance of any Regulatory Approval or other necessary approval,

unless (x) the failure of such occurrence shall be due to the failure of the party seeking to terminate this Agreement to perform or observe its obligations set forth herein which are required to be performed or observed by such party on or before the Merger Effective Date, or (y) in the case of clause (i) of this Section 7.01(b), the right to terminate shall not be available to any party whose failure to perform an obligation under this Agreement has been the cause of, or resulted in, the failure of the Merger to be consummated by June 30, 2011;

(c) by Cheviot Financial if (i) at the time of termination, First Franklin or Franklin Savings cannot satisfy the conditions set forth the merger agreement, (ii) there has been any material breach of a covenant, agreement or obligation of First Franklin or Franklin Savings under the merger agreement and such breach has not been remedied by First Franklin or Franklin Savings within thirty days after receipt by First Franklin of notice in writing from Cheviot

Financial, (iii) any regulatory authority approves the merger but with conditions attached such that the requirements of the merger agreement are not satisfied, (iv) First Franklin has received a superior proposal, and in accordance with the merger agreement, the Board of Directors of First Franklin withdraws its recommendation that the stockholders adopt the merger agreement, fails to make such recommendation or modifies or qualifies its recommendation in a manner adverse to Cheviot Financial, or (v) any event occurs such that the conditions set forth in the merger agreement cannot be fulfilled and non-fulfillment is not waived by Cheviot Financial;

(d) by First Franklin if (i) at the time of such termination, the condition set forth in Section 6.01(b) or 6.01(c) hereof cannot be satisfied, (ii) there shall have been any material breach of any covenant, agreement or obligation of Cheviot Financial or Cheviot Savings Bank hereunder and such breach shall not have been remedied by Cheviot Financial, Cheviot Savings Bank or any other Person within thirty (30) days after receipt by Cheviot Financial of notice in writing from First Franklin specifying the nature of such breach and requesting that it be remedied, such that conditions set forth in Section 6.01(b) cannot be satisfied, (iii) any event occurs such that a condition set forth in Section 6.01 hereof cannot be fulfilled and non-fulfillment is not waived by First Franklin, or (iv) First Franklin has received a Superior Proposal, and in accordance with Section 5.06 of this Agreement, the Board of Directors of First Franklin has made a determination to accept such Superior Proposal; provided, however, that First Franklin shall not terminate this Agreement pursuant to this Section 7.01(d)(iv) and enter in a definitive agreement with respect to the Superior Proposal until the expiration of seven (7) Business Days following Cheviot Financial's receipt of written notice advising Cheviot Financial that First Franklin has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal (and including a copy thereof with all accompanying documentation, if in writing) identifying the person making the Superior Proposal and stating whether First Franklin intends to enter into a definitive agreement with respect to the Superior Proposal. After providing such notice, First Franklin shall provide a reasonable opportunity to Cheviot Financial during the seven (7) Business Day period to make such adjustments in the terms and conditions of this Agreement as would enable First Franklin to proceed with the Merger on such adjusted terms. If Cheviot Financial fails to respond within such seven (7) Business Day period or fails to agree to adjust the terms and conditions of this Agreement such that First Franklin, in the sole discretion of its Board of Directors, may terminate this Agreement at the end of such seven (7) Business Day period, provided that it pays the Cheviot Financial Fee concurrently with its decision to terminate.

Section 7.02 Effect of Termination. Except as otherwise provided in Section 8.01 of this Agreement, if this Agreement is terminated pursuant to Section 7.01 hereof, this Agreement shall forthwith become void (other than Sections 5.02(c) and Section 8.01 hereof, which shall remain in full force and effect), and there shall be no further liability on the part of Cheviot Financial or First Franklin to the other, except that termination will not relieve a breaching party from liability for any willful breach of any covenant, agreement, representation or warranty of this Agreement giving rise to such termination.

ARTICLE VIII-MISCELLANEOUS

Section 8.01 Expenses.

(a) Except as otherwise provided in paragraph (b) below and as set forth in Sections 5.10(a)(vi), 5.10(a)(viii) and 5.10(b)(iii), each party hereto shall bear and pay all costs and expenses incurred by it in connection with the transactions contemplated by this Agreement, including fees and expenses of its own financial advisors, consultants, accountants and counsel, and other costs and expenses.

(b) As an inducement to Cheviot Financial to enter into this Agreement, to incur the costs and expenses related hereto and to consummate the transactions contemplated hereby, First Franklin hereby agrees to pay Cheviot Financial, and Cheviot Financial shall be entitled to payment of $980,000 (the "Cheviot Financial Fee"), within two (2) Business Days after written demand for payment is made by Cheviot Financial, and except as otherwise provided in Section 7.01(d), following the occurrence of any of the events set forth below:

(i) First Franklin terminates this Agreement pursuant to Section 7.01(d)(iv) or Cheviot Financial terminates this Agreement pursuant to Section 7.01(c)(iv); or

(ii) the entering into a definitive agreement by First Franklin relating to an Acquisition Proposal or the consummation of an Acquisition Proposal involving First Franklin within twelve (12) months after the occurrence of any of the following: (x) the failure of the stockholders of First Franklin to approve this Agreement after the occurrence of an Acquisition Proposal or the public announcement by any Person (other than First Franklin or Cheviot Financial) that such Person has made, or is disclosing the intention to make, a bona fide offer to engage in an Acquisition Proposal, (y) termination by Cheviot Financial pursuant to Section 7.01(c)(i) or 7.01(c)(ii) or (z) June 30, 2011 if prior thereto the First Franklin stockholders have not adopted this Agreement such that the failure of stockholders to adopt this Agreement is due to the breach of this Agreement by First Franklin or Franklin Savings.

If demand for payment of the Cheviot Financial Fee is made pursuant to this Section 8.01(b) and payment is timely made, then neither Cheviot Financial nor Cheviot Savings Bank will have any other rights or claims against First Franklin, Franklin Savings, and their respective officers, directors, attorneys and financial advisors under this Agreement, it being agreed that the acceptance of the Cheviot Financial Fee under this Section 8.01(b) will constitute the sole and exclusive remedy of Cheviot Financial and Cheviot Savings Bank against First Franklin, Franklin Savings, and their respective officers, directors, attorneys and financial advisors.

Section 8.02 Non-Survival of Representations and Warranties. All representations, warranties and, except to the extent specifically provided otherwise herein, agreements and covenants (other than those agreements in Article II and covenants set forth in Sections 5.02(a), 5.05 and 5.11, which will survive the Merger) shall terminate on the Merger Effective Date.

Section 8.03 Amendment, Extension and Waiver. Subject to applicable law, at any time prior to the consummation of the transactions contemplated by this Agreement, the parties may

(a) amend this Agreement, (b) extend the time for the performance of any of the obligations or other acts of either party hereto, (c) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, or (d) waive compliance with any of the agreements or conditions contained in Articles V and VI hereof or otherwise other than conditions relating to receipt of Regulatory Approval; provided, however, that after any approval of the transactions contemplated by this Agreement by First Franklin's stockholders, there may not be, without further approval of such stockholders, any amendment of this Agreement which reduces the amount or changes the form of the consideration to be delivered to First Franklin stockholders hereunder. This Agreement may not be amended except by an instrument in writing authorized by the respective Boards of Directors and signed, by duly authorized officers, on behalf of the parties hereto. Any agreement on the part of a party hereto to any extension or waiver shall be valid only if set forth in an instrument in writing signed by a duly authorized officer on behalf of such party, but such waiver or failure to insist on strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

Section 8.04 Entire Agreement. This Agreement, including the documents and other writings referred to herein or delivered pursuant hereto, contains the entire agreement and understanding of the parties with respect to its subject matter. This Agreement supersedes all prior arrangements and understandings between the parties, both written and oral with respect to its subject matter (other than the Confidentiality Agreement). This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors; provided, however, that nothing in this Agreement, expressed or implied, is intended to confer upon any Person, other than the parties hereto and their respective successors, any rights, remedies, obligations or liabilities other than pursuant to Article II and Sections 5.05, 5.11(a), 5.11(d) and 5.11(f).

Section 8.05 No Assignment. No party hereto may assign any of its rights or obligations hereunder to any other person, without the prior written consent of the other parties hereto.

Section 8.06 Notices. All notices or other communications hereunder shall be in writing and shall be deemed given if delivered personally, or mailed by nationally recognized overnight carrier (such as UPS or FedEx), addressed as follows:

(a) If to Cheviot Financial Corp. to:

Cheviot Financial Corp.
3723 Glenmore Avenue
Cheviot, Ohio 45211
Attention: Thomas J. Linneman
President and Chief Executive Officer

with a copy to:

Luse Gorman Pomerenk & Schick, PC
5335 Wisconsin Avenue, NW, Suite 780
Washington, DC 20015
Attention: Alan Schick, Esq.
Ned Quint, Esq.

(b) If to First Franklin, to:

First Franklin Corporation
4750 Ashwood Drive
Cincinnati, Ohio 45241
Attention: John J. Kuntz
President and Chief Executive Officer

with a copy to:

Vorys, Sater, Seymour and Pease LLP
221 East Fourth Street, Suite 2000, Atrium Two
Cincinnati, Ohio 45202
Attention: Terri R. Abare, Esq.
Jason L. Hodges, Esq.

Section 8.07 Captions. The captions contained in this Agreement are for reference purposes only and are not part of this Agreement.

Section 8.08 Counterparts. This Agreement may be executed in any number of counterparts and by facsimile or electronic transmission (including by .pdf), and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one Agreement.

Section 8.09 Severability. If any provision of this Agreement or the application thereof to any person or circumstance shall be invalid or unenforceable to any extent, the remainder of this Agreement and the application of such provisions to other persons or circumstances shall not be affected thereby and shall be enforced to the greatest extent permitted by law.

Section 8.10 Governing Law. This Agreement shall be governed by and construed in accordance with the domestic internal law (including the law of conflicts of law) of the State of Ohio, except to the extent federal law and regulations applicable to financial institutions shall be controlling.

Section 8.11 Specific Performance. The parties hereto agree that irreparable damage would occur in the event that the provisions contained in this Agreement were not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions thereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

[Remainder of page intentionally blank; signatures follow]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized officers as of the day and year first above written.

CHEVIOT FINANCIAL CORP.

By: /s/ Thomas J. Linneman
Thomas J. Linneman
President and Chief Executive Officer

CHEVIOT MERGER SUBSIDIARY, INC.

By: /s/ Thomas J. Linneman
Thomas J. Linneman
President and Chief Executive Officer

CHEVIOT SAVINGS BANK

By: /s/ Thomas J. Linneman
Thomas J. Linneman
President and Chief Executive Officer

FIRST FRANKLIN CORPORATION

By: /s/ John J. Kuntz
John J. Kuntz
President and Chief Executive Officer

THE FRANKLIN SAVINGS AND LOAN COMPANY

By: /s/ Gretchen J. Schmidt
Gretchen J. Schmidt
President and Chief Executive Officer

EXHIBIT A

PLAN OF MERGER

THIS PLAN OF MERGER (the "Plan") is dated as of ________, 20_____, by and between Cheviot Savings Bank ("Cheviot Savings Bank"), an Ohio chartered savings and loan association, and The Franklin Savings and Loan Company ("Franklin Savings"), an Ohio chartered savings and loan association.

WHEREAS, pursuant to an Agreement and Plan of Merger (the "Merger Agreement") dated as of October 12, 2010, by and between Cheviot Financial Corp. ("Cheviot Financial"), a Federal corporation, Cheviot Merger Subsidiary, Inc. ("Cheviot Merger Subsidiary"), a Delaware corporation and wholly-owned subsidiary of Cheviot Financial, Cheviot Savings Bank, First Franklin Corporation ("First Franklin"), a Delaware corporation, and Franklin Savings, Cheviot Merger Subsidiary will be merged with and into First Franklin, and First Franklin as the surviving entity will be merged with and into Cheviot Financial, with Cheviot Financial surviving this merger, with the result that Franklin Savings will become a wholly owned subsidiary of Cheviot Financial (the "Company Merger"); and

WHEREAS, the Merger Agreement provides that immediately after the Company Merger, Franklin Savings shall be merged with and into Cheviot Savings Bank with Cheviot Savings Bank as the Surviving Bank (the "Merger");

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements contained herein and in the Merger Agreement and for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Franklin Savings and Cheviot Savings Bank hereby agree that, subject to the terms and conditions hereinafter set forth, and in accordance with all applicable laws and regulations, Franklin Savings shall be merged with and into Cheviot Savings Bank on even date herewith (the "Merger"). The parties hereto do hereby agree and covenant as follows:

ARTICLE I

DEFINITIONS

Except as otherwise provided herein, the capitalized terms set forth below shall have the following meanings:

1.1 **"Department"** shall mean the Ohio Department of Commerce, Division of Financial Institutions.

1.2 **"Effective Time"** shall mean the date and time at which the Merger contemplated by this Plan of Merger becomes effective as provided in Section 2.2 of this Plan of Merger.

1.3 **"Merger"** shall refer to the merger of Franklin Savings with and into Cheviot Savings Bank as provided in Section 2.1 of this Plan of Merger.

1.4 **"Merging Banks"** shall collectively refer to Franklin Savings and Cheviot Savings Bank.

1.5 **"Surviving Bank"** shall refer to Cheviot Savings Bank as the surviving bank of the Merger.

ARTICLE II

TERMS OF THE MERGER

2.1 **The Merger.**

(a) Subject to the terms and conditions set forth in the Merger Agreement, at the Effective Time, Franklin Savings shall be merged with and into Cheviot Savings Bank pursuant to ______________________________. Cheviot Savings Bank shall be the Surviving Bank of the Merger and shall continue to be governed by the ________________________.

(b) As a result of the Merger, (i) each share of common stock, par value $____ per share, of Franklin Savings issued and outstanding immediately prior to the Effective Time shall be canceled and (ii) each share of common stock, par value $_____ per share, of Cheviot Savings Bank issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and shall constitute the only shares of capital stock of the Surviving Bank issued and outstanding immediately after the Effective Time.

(c) At the Effective Time, the Surviving Bank shall be considered the same business and corporate entity as each of the Merging Banks and thereupon and thereafter all the property, rights, powers and franchises of each of the Merging Banks shall vest in the Surviving Bank and the Surviving Bank shall be subject to and be deemed to have assumed all of the debts, liabilities, obligations and duties of each of the Merging Banks and shall have succeeded to all of each of their relationships, fiduciary or otherwise, as fully and to the same extent as if such property, rights, privileges, powers, franchises, debts, obligations, duties and relationship had been originally acquired, incurred or entered into by the Surviving Bank. The deposit taking offices of Franklin Savings shall be operated by the Surviving Bank. In addition, any reference to either of the Merging Banks in any contract, will or document, whether executed or taking effect before or after the Effective Time, shall be considered a reference to the Surviving Bank if not inconsistent with the other provisions of the contract, will or document; and any pending, action or other judicial proceeding to which either of the Merging Banks is a party shall not be deemed to have abated or to have been discontinued by reason of the Merger, but may be prosecuted to final judgment, order or decree in the same manner as if the Merger had not been made or the Surviving Bank may be substituted as a party to such action or proceeding, and any judgment, order or decree may be rendered for or against it that might have been rendered for or against either of the Merging Banks if the Merger had not occurred.

2.2 **Effective Time.** The Merger shall become effective as of the date the Articles of Merger are filed with the Ohio ____________________.

2.3 **Name of Surviving Bank.** The name of the Surviving Bank shall be Cheviot Savings Bank.

2.4 **Charter.** On and after the Effective Time, the Articles of Incorporation of Cheviot Savings Bank shall be the Articles of Incorporation of the Surviving Bank until amended in accordance with applicable law.

2.5 **Bylaws.** On and after the Effective Time, the bylaws of Cheviot Savings Bank shall be the bylaws of the Surviving Bank until amended in accordance with applicable law.

2.6 **Directors and Officers.** Except as otherwise provided in the Merger Agreement, on and after the Effective Time, until changed in accordance with the Articles of Incorporation and bylaws of the Surviving Bank, (i) the directors of the Surviving Bank shall be the directors of Cheviot Savings Bank immediately prior to the Effective Time and (ii) the officers of the Surviving Bank shall be the officers of Cheviot Savings Bank immediately prior to the Effective Time. The directors and officers of the Surviving Bank shall hold office in accordance with the Articles of incorporation and bylaws of the Surviving Bank.

ARTICLE III

MISCELLANEOUS

3.1 **Conditions Precedent.** The respective obligations of each party under this Plan of Merger shall be subject to (i) the satisfaction, or waiver by the party permitted to do so, of the conditions set forth in Article VI of the Merger Agreement and (ii) the approval of this Plan of Merger by Cheviot Financial as sole stockholder of Franklin Savings.

3.2 **Termination.** This Plan of Merger shall be terminated automatically without further act or deed of either of the parties hereto in the event of the termination of the Merger Agreement in accordance with Section 7.01 thereof.

3.3 **Amendments.** To the extent permitted by the __________________________, this Plan of Merger may be amended by a subsequent writing signed by the parties hereto upon the approval of the board of directors of each of the parties hereto.

3.4 **Successors.** This Plan of Merger shall be binding on the successors of Franklin Savings and Cheviot Savings Bank.

IN WITNESS WHEREOF, Franklin Savings and Cheviot Savings Bank have caused this Plan of Merger to be executed by their duly authorized officers as of the day and year first above written.

CHEVIOT SAVINGS BANK

ATTEST:

________________________	By:	______________________________
James E. Williamson Secretary		Thomas J. Linneman President and Chief Executive Officer

THE FRANKLIN SAVINGS AND LOAN COMPANY

ATTEST:

________________________	By:	______________________________
Secretary		Thomas J. Linneman Chief Executive Officer

EXHIBIT B

CERTIFICATE OF DISSOLUTION OF FIRST FRANKLIN CORPORATION

****

First Franklin Corporation a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware,

DOES HEREBY CERTIFY:

FIRST: That dissolution was authorized on __________, 20_____.

SECOND: That dissolution has been authorized by the Board of Directors and stockholders of the corporation in accordance with the provisions of subsections (a) and (b) of section 275 of the General Corporation Law of the State of Delaware.

THIRD: That the names and addresses of the directors and officers of First Franklin Corporation are as follows:

DIRECTORS

NAMES	ADDRESSES

OFFICERS

NAMES	ADDRESSES

EXHIBIT C

October 12, 2010

Cheviot Financial Corp.
3723 Glenmore Avenue
Cheviot, Ohio 45211

Ladies and Gentlemen:

Cheviot Financial Corp. ("Cheviot Financial"), Cheviot Savings Bank ("Cheviot Savings Bank"), Cheviot Merger Subsidiary, Inc. ("Cheviot Merger Subsidiary"), First Franklin Corporation ("First Franklin") and The Franklin Savings and Loan Company ("Franklin Savings") have entered into an Agreement and Plan of Merger dated as of October 12, 2010 (the "Merger Agreement"), pursuant to which, and subject to the terms and conditions set forth therein: (a) Cheviot Merger Subsidiary will merge with and into First Franklin, with First Franklin surviving the merger, to be followed by the merger of First Franklin with and into Cheviot Financial, with Cheviot Financial surviving the merger; (b) stockholders of First Franklin will receive $14.50 in cash in exchange for each share of First Franklin Common Stock; and (c) thereafter Franklin Savings will be merged with and into Cheviot Savings Bank, with Cheviot Savings Bank being the surviving institution.

Cheviot Financial has requested, as a condition to its execution and delivery to First Franklin of the Merger Agreement, that the undersigned, being directors and executive officers of First Franklin and Franklin Savings, execute and deliver to Cheviot Financial this Letter Agreement.

In his or her individual capacity and not in his or her capacity as an executive officer and/or director of First Franklin or Franklin Savings, each of the undersigned, in order to induce Cheviot Financial to execute and deliver to First Franklin the Merger Agreement, hereby irrevocably:

(a) Agrees to be present (in person or by proxy) at all meetings of stockholders of First Franklin called to vote for approval of the Merger Agreement so that all shares of common stock of First Franklin then beneficially owned by the undersigned, and as to which the undersigned has voting power (other than shares held in a fiduciary capacity), will be counted for the purpose of determining the presence of a quorum at such meetings and to vote all such shares (i) in favor of approval and adoption of the Merger Agreement and the transactions contemplated thereby (including any amendments or modifications of the terms thereof approved by the Board of Directors of First Franklin), and (ii) against approval or adoption of any other merger, business combination, recapitalization, partial liquidation or similar transaction involving First Franklin;

(b) Agrees not to vote or execute any written consent to rescind or amend in any manner any prior vote or written consent, as a stockholder of First Franklin, to approve or adopt the Merger Agreement;

(c) Agrees not to sell, transfer or otherwise dispose of any common stock of First Franklin on or prior to the date of the meeting of First Franklin stockholders to vote on the Merger Agreement, except for transfers effected in the undersigned's capacity as a fiduciary, and except for transfers to a lineal descendant or a spouse of the undersigned, or to a trust for the benefit of one or more of the foregoing persons, provided that in each such case (other than transfers as a fiduciary) the transferee agrees in writing to be bound by the terms of this Letter Agreement; and

(d) Represents that the undersigned has the capacity to enter into this Letter Agreement and that it is a valid and binding obligation enforceable against the undersigned in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting creditors' rights and general equitable principles.

The obligations set forth herein shall terminate and be of no further force or effect concurrently with any termination of the Merger Agreement.

This Letter Agreement may be executed in two or more counterparts and by facsimile and electronic transmission (only by .pdf), each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same Letter Agreement.

The undersigned intends to be legally bound hereby.

Sincerely,

____

Name: ___________________________________

Title: ___________________________________

Appendix B

OPINION OF PARACAP GROUP, LLC

ParaCap Group LLC

October 12, 2010

Board of Directors
First Franklin Corporation
4750 Ashwood Drive
P.O. Box 415739
Cincinnati, Ohio 45241

Members of the Board:

ParaCap Group, LLC, a wholly-owned subsidiary of Paragon Capital Group, LLC (together, "ParaCap" or "we") has been advised that First Franklin Corporation ("First Franklin" or the "Company") is considering entering into an Agreement and Plan of Merger (the "Merger Agreement") with Cheviot Financial Corp. ("Cheviot"), pursuant to which the Company will merge with a wholly owned subsidiary of Cheviot (the "Merger") and each issued and outstanding share (excluding any Dissenting Shares and Treasury Shares (each as defined in the Merger Agreement), the "Shares") of common stock, without par value, of the Company (the "Company Common Stock") will be converted into the right to receive $14.50 per Share in cash (the "Per Share Merger Consideration"). The terms and conditions of the Merger are more fully set forth in the Merger Agreement.

You have requested ParaCap's opinion, as investment bankers, as to the fairness, from a financial point of view, to the holders of Shares of Company Common Stock of the Per Share Merger Consideration to be received by such holders of Shares in the Merger pursuant to the Merger Agreement (the "Opinion").

In rendering our Opinion, we have, among other things:

(i) reviewed and analyzed a draft copy of the Merger Agreement dated October 12, 2010;

(ii) reviewed and analyzed the audited consolidated financial statements of First Franklin for the five years ended December 31, 2009, and the unaudited consolidated financial statements of First Franklin for the quarters ended March 31, 2010, and June 30, 2010;

(iii) reviewed and analyzed the audited consolidated financial statements of Cheviot for the three years ended December 31, 2009, and the unaudited consolidated financial statements of Cheviot for the quarters ended March 31, 2010, and June 30, 2010.

(iv) reviewed and analyzed certain other publicly available information concerning First Franklin and Cheviot;

(v) held discussions with Cheviot's senior management and advisors, including estimates of certain cost savings, operating synergies, merger charges and the pro forma financial impact of the Merger on Cheviot;

(vi) reviewed certain non-publicly available information concerning First Franklin, including internal financial analyses and forecasts prepared by its management, and held discussions with First Franklin's senior management regarding recent developments;

(vii) participated in certain discussions and negotiations between representatives of First Franklin and Cheviot;

(viii) reviewed the reported prices and trading activity of the equity securities of each of First Franklin and Cheviot;

(ix) analyzed certain publicly available information concerning the terms of selected merger and acquisition transactions that we considered relevant to our analysis;

(x) reviewed and analyzed certain publicly available financial and stock market data relating to selected public companies that we deemed relevant to our analysis;

(xi) conducted such other financial studies, analyses and investigations and considered such other information as we deemed necessary or appropriate for purposes of our Opinion; and

(xii) took into account our assessment of general economic, market and financial conditions and our experience in other transactions, as well as our experience in securities valuations and our knowledge of the banking industry generally.

In rendering our Opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all of the financial and other information that was provided to ParaCap by or on behalf of First Franklin or Cheviot, or that was otherwise reviewed by ParaCap, and have not assumed any responsibility for independently verifying any of such information. With respect to the financial forecasts supplied to us by First Franklin and Cheviot (including, without limitation, potential cost savings and operating synergies realized by a potential acquirer), we have assumed that they were reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of First Franklin and Cheviot, as applicable, as to the future operating and financial performance of First Franklin and Cheviot, as applicable, and that they provided a reasonable basis upon which we could form our opinion. Such forecasts and projections were not prepared with the expectation of public disclosure. All such projected financial information is based on numerous variables and assumptions that are inherently uncertain, including, without limitation, factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in such projected financial information. ParaCap has relied on this projected information without independent verification or analyses and does not in any respect assume any responsibility for the accuracy or completeness thereof.

We also assumed that there were no material changes in the assets, liabilities, financial condition, results of operations, business or prospects of either First Franklin or Cheviot since the date of the last financial statements of each company made available to us. We have also assumed, without independent verification and with your consent, that the aggregate allowances for loan losses set forth in the respective financial statements of First Franklin and Cheviot are in the aggregate adequate to cover all such losses, in each case without considering the current credit, liquidity and regulatory issues facing First Franklin or Cheviot. We did not make or obtain any independent evaluation, appraisal or physical inspection of either First Franklin's or Cheviot's assets or liabilities, the collateral securing any of such assets or liabilities, or the collectibility of any such assets nor did we review loan or credit files of First Franklin or Cheviot. Estimates of values of companies and assets do not purport to be appraisals or necessarily reflect the prices at which companies or assets may actually be sold. Because such estimates are inherently subject to uncertainty, ParaCap assumes no responsibility for their accuracy. We have assumed, with your consent, that there are no factors that would delay or subject to any adverse conditions any necessary regulatory or governmental approval and that all conditions to the Merger will be satisfied and not waived. In addition, we have assumed that the definitive Merger Agreement will not differ materially from the draft we reviewed. We have also assumed that the Merger will be consummated substantially on the terms and conditions described in the Merger Agreement, without any change to the structure of the Merger pursuant to Section 2.01(b) of the Merger Agreement, without any waiver of material terms or conditions by the Company or any other party, and without any anti-dilution or other adjustment to the Per Share Merger Consideration, and that obtaining any necessary regulatory approvals or satisfying any other conditions for consummation of the Merger will not have an adverse effect on the Company or Cheviot.

Our Opinion is limited to whether the Per Share Merger Consideration is fair to the holders of Shares of Company Common Stock, from a financial point of view. Our Opinion does not consider, address or include: (i) any other strategic alternatives currently (or which have been or may be) contemplated by the Company's Board of Directors (the "Board") or the Company; (ii) the legal, tax or accounting consequences of the Merger on the Company or the holders of Company Common Stock; (iii) the fairness of the amount or nature of any compensation to any of the Company's officers, directors or employees, or class of such persons, relative to the compensation to the holders of the Company's securities; (iv) whether Cheviot has sufficient cash, available lines of credit or other sources of funds to enable it to pay the Per Share Merger Consideration to the holders of Shares of Company Common Stock at the closing of the Merger; (v) the subsequent mergers of the Company into Cheviot and Franklin Savings and Loan Company, a wholly-owned subsidiary of the Company, with and into Cheviot Savings Bank, a wholly-owned subsidiary of Cheviot, contemplated by the Merger Agreement, or any separate merger agreement contemplated to be entered into by Franklin Savings and Loan Company and Cheviot Savings Bank relating to such transaction; or (vi) any advice or opinions provided by any other advisor to First Franklin or Cheviot. Furthermore, we are not expressing any opinion herein as to the prices, trading range or volume at which First Franklin's or Cheviot's securities will trade following public announcement or consummation of the Merger.

We are not legal, tax, regulatory or bankruptcy advisors. We have not considered any potential legislative or regulatory changes currently being considered by the United States Congress, the various federal banking agencies, the Securities and Exchange Commission (the "SEC"), or any other regulatory bodies, or any changes in accounting methods or generally accepted accounting principles that may be adopted by the SEC or the Financial Accounting Standards Board, or any changes in regulatory accounting principles that may be adopted by any or all of the federal banking agencies. Our Opinion is not a solvency opinion and does not in any way address the solvency or financial condition of First Franklin.

Our Opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us as of, the date of this letter. It is understood that subsequent developments may affect the conclusions reached in this Opinion and that ParaCap does not have any obligation to update, revise or reaffirm this Opinion. Our Opinion is solely for the information and assistance of, and directed to, the Board in its evaluation of the financial terms of the Merger. Our Opinion does not constitute a recommendation to the Board as to how the Board should vote on the Merger or to any shareholder of First Franklin as to how to vote at any shareholders' meeting at which the Merger is considered. In addition, the Opinion does not compare the relative merits of the Merger with any other alternative transaction or business strategy which may have been available to the Company and does not address the underlying business decision of the Board or the Company to proceed with or effect the Merger.

ParaCap, as part of its investment banking services, is regularly engaged in the independent valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We have acted as financial advisor to First Franklin in connection with the Merger and will receive a fee for our services, a substantial portion of which is contingent upon the completion of the Merger (the "Advisory Fee"). We have also acted as financial advisor to the Board and will receive a fee upon the delivery of this Opinion that is not contingent upon consummation of the Merger (the "Opinion Fee"), provided that such Opinion Fee is creditable against any Advisory Fee. We will not receive any other significant payment or compensation contingent upon the successful consummation of the Merger. In addition, First Franklin has agreed to indemnify us for certain liabilities arising out of our engagement. There are no material relationships that existed during the two years prior to the date of this Opinion or that are mutually understood to be contemplated in which any compensation was received or is intended to be received as a result of the relationship between ParaCap and any party to the Merger. ParaCap may seek to provide investment banking services to Cheviot or its affiliates in the future, for which we would seek customary compensation. In the ordinary course of business, ParaCap and its clients may trade in the securities of each of the Company and Cheviot and may at any time hold a long or short position in such securities.

ParaCap's Fairness Opinion Committee has approved the issuance of this Opinion. Our Opinion may not be published or otherwise used or referred to, nor shall any public reference to ParaCap be made, without our prior written consent, except in accordance with the terms and conditions of ParaCap's engagement letter agreement with First Franklin.

Based upon and subject to the foregoing, we are of the opinion that, as of the date hereof, the Per Share Merger Consideration to be received by holders of Shares of Company Common Stock in the Merger pursuant to the Merger Agreement is fair to such holders of Shares of Company Common Stock, from a financial point of view.

Very truly yours,

ParaCap Group, LLC

PARACAP GROUP, LLC

Appendix C

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW

Delaware General Corporation Law § 262. Appraisal rights
[Effective Aug. 2, 2010]

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word "stockholder" means a holder of record of stock in a corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person's own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder's demand

Executive Officers

J.S. Whang
Chief Executive Officer and Chairman of the Board

Fokko Pentinga
President

Bradley C. Anderson
Vice President - Finance/Chief Financial Officer, Secretary and Treasurer

Robert T. Hass
Chief Accounting Officer, Assistant Secretary/Treasurer

Corporate Information

Corporate Offices
131 South Clark Drive
Tempe, Arizona 85281
Tel: (480) 967-5146
E-mail: corporate@AmtechSystems.com
Website: amtechsystems.com

Transfer Agent & Registrar
Computershare Trust Company, N.A.
P.O. Box 43070
Providence, RI 02940-3070
Tel: (800) 962-4284
Website: www.computershare.com

Legal Counsel
Squire, Sanders & Dempsey L.L.P.
1 E. Washington St. Suite 2700
40 North Central Ave., Suite 2700
Phoenix, Arizona 85004

Independent Auditors
Mayer Hoffman McCann P.C.
3101 North Central Avenue, Suite 300
Phoenix, Arizona 85012
Tel: (602) 264-6835
Fax: (602) 265-7631

Stock Market Information
Listed on NASDAQ Global Market
Common Stock Symbol: ASYS
Website: www.nasdaq.com

Independent Directors

Michael Garnreiter, CPA
Managing Director
Fenix Financial Forensics LLC
Scottsdale, Arizona

Alfred W. Giese
Senior Partner
International Business Consultants
La Quinta, California

Egbert J.G. Goudena
Operations Manager - Research Labs
Delft University of Technology
The Netherlands

Dr. Jeong Mo Hwang, Ph.D.
Technology Consultant
San Jose, California

Robert F. King
President of King Associates
Surprise, Arizona

AMTECH SYSTEMS
Solar & Semiconductor Solutions

Subsidiaries

Tempress Systems, Inc. & Subsidiaries
Vaassen, The Netherlands

Bruce Technologies, Inc.
Billerica, Massachusetts

R2D Automation SAS
Clapiers, France

P.R. Hoffman Machine Products, Inc.
Carlisle, Pennsylvania

AMTECH
SYSTEMS
Solar & Semiconductor Solutions

P: 480.967.5146
F: 480.968.3763

www.amtechsystems.com

131 South Clark Drive
Tempe, Arizona 85281 U.S.A.